SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.         )*

ORTHOVITA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68750U102

(CUSIP Number)

Curtis E. Hall

Vice President, General Counsel and Secretary

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 389-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

May 16, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68750U102	Page 3 of 17

1	NAMES OF REPORTING PERSONS Stryker Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,231,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,231,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,231,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.28%[1]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 Based on 77,028,457 shares of issuer common stock outstanding as of May 13, 2011 (as represented by the issuer in the Merger Agreement, as defined in Item 3 below).

CUSIP No. 68750U102	Page 4 of 17

1	NAMES OF REPORTING PERSONS Owl Acquisition Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,231,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,231,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,231,348
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.28%[2]
14	TYPE OF REPORTING PERSON (see instructions) CO

2 Based on 77,028,457 shares of issuer common stock outstanding as of May 13, 2011 (as represented by the issuer in the Merger Agreement, as defined in Item 3 below).

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (the “Company”). The principal executive offices of the Company are located at 77 Great Valley Parkway, Malvern, Pennsylvania 19355.

Item 2.	Identity and Background.

This Statement is being filed jointly Stryker Corporation, a Michigan corporation, (“Stryker”), and Owl Acquisition Corporation, a Delaware corporation (“Purchaser”). The agreement by and among Stryker and Purchaser relating to the joint filing of this Statement is attached as Exhibit 5 hereto.

Stryker’s principal business and principal office address is 2825 Airview Boulevard, Kalamazoo, Michigan 49002. Purchaser’s principal business and principal office address is 2825 Airview Boulevard, Kalamazoo, Michigan 49002.

Stryker is one of the world’s leading medical technology companies. It provides innovative orthopaedic implants as well as state-of-the-art medical and surgical equipment to help people lead more active and more satisfying lives. Stryker’s products include implants used in joint replacement, trauma and spinal surgeries; surgical equipment and surgical navigation systems; endoscopic and communications systems; patient handling and emergency medical equipment as well as other medical device products used in a variety of medical specialties. Purchaser is an indirect wholly owned subsidiary of Stryker. Purchaser is a Delaware corporation formed on May 13, 2011 solely for the purpose of completing the Offer (as defined below) and the Merger (as defined below) and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Stryker and Purchaser are set forth on Schedule I hereto.

Neither Stryker nor Purchaser, nor, to the best of Stryker’s or Purchaser’s knowledge, has any of the individuals referred to in Schedule I, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration.

The Offer is not conditioned upon any financing arrangements. Stryker and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $316 million plus related transaction fees and expenses. Stryker intends to provide Purchaser with the funds necessary to fund these payments with cash on hand.

Item 4.	Purpose of Transaction.

On May 16, 2011, Stryker, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the commencement of a tender offer by Purchaser to purchase all Shares of the Company, at a price of $3.85 per Share, net to the seller in cash (the “Offer”), without interest and subject to any withholding taxes.

The Merger Agreement provides, among other things, that after the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”), wholly owned by Stryker. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by the Company or any wholly-owned subsidiary of the Company or by Stryker or Purchaser, which Shares will be canceled and cease to exist or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law, if applicable, with respect to such Shares) will be cancelled and converted into the right to receive the $3.85, without interest, payable net to the holder in cash, without interest and subject to any withholding of taxes.

The consummation of the Offer is subject to several closing conditions, including (i) that a majority of the outstanding Shares (determined on a fully diluted basis) be validly tendered and not withdrawn prior to the expiration of the Offer, (ii) the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of a material adverse effect on the Company and (iv) certain other customary conditions.

In connection with the execution of the Merger Agreement, Stryker and Purchaser entered into the Tender and Voting Agreements with Essex Woodlands Health Ventures Fund VII, L.P., and the following directors and officers of the Company (collectively, the “Tendering Shareholders”), Christine J. Arasin, Scott Barry, Nancy C. Broadbent, Morris Cheston, Jr., Theodore D. Clineff, Kevin B. Connolly, Antony Koblish, Michael J. Leonard, Jeffrey G. Marx, Mary Paetzold, Maarten Persenaire, Christopher H. Smith, Paul Thomas, William E. Tidmore, Jr. and Paul T. Touhey, Jr. The Tendering Shareholders own an aggregate of 10,231,348 Shares representing approximately 13.28% of the 77,028,457 Shares outstanding as of May 13, 2011. The Tendering Shareholders also hold options to acquire 6,279,248 Shares. Under the terms of the Tender and Voting Agreements, any Shares received by the Tendering Shareholders upon the exercise of stock options are subject to the provisions of the Tender and Voting Agreements.

Pursuant to the Tender and Voting Agreements, each Tendering Shareholder agreed to tender all of such holder’s outstanding shares into the Offer. Each Tendering Shareholder also irrevocably appointed Stryker such holder’s proxy to vote such holder’s Shares (i) in favor of the Merger or any other transaction pursuant to which Stryker or Purchaser proposes to acquire the Company in which shareholders of the Company would receive consideration for their Shares equal to or greater than the consideration to be received by such shareholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company.

The Tender and Voting Agreements terminate upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

Pursuant to the terms of the Merger Agreement, promptly upon the acceptance for payment of any Shares pursuant to the Offer, Stryker currently intends to seek maximum representation on the Board of Directors of the Company (the “Company Board”), subject to the requirement in the Merger Agreement that at least three directors that were members of the Company Board as of the date of the Merger Agreement remain directors of the Company Board from the election or appointment of Stryker’s designees to the Company Board until the Effective Time.

As of the date of this Statement, no determination has been made as to which directors of the Company as of the date of the Merger Agreement will continue to serve as directors of the Company following the election or appointment of Stryker’s designees to the Company Board. Stryker intends to select its designees for directors of the Company from the persons listed in Schedule I hereto. It is expected that the first of the Stryker designees to assume office would assume office promptly following the purchase by Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than the expiration of the Offer, and that, upon assuming office, the Stryker designees will thereafter constitute at least a majority of the entire Company Board.

The Merger Agreement provides that at the Effective Time, the articles of incorporation of the Company will be amended and restated in its entirety to read as set forth in the Merger Agreement and the bylaws of Purchaser will be the bylaws of the Surviving Corporation, except that the name of the Surviving Corporation will continue to be Orthovita, Inc. The Merger Agreement also provides that, at the Effective Time, the directors and officers of Purchaser will be the directors of the Surviving Corporation.

The Shares are currently registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by

300 or more holders of record. Stryker intends and will cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

It is expected that, initially following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. Stryker will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Stryker intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Stryker’s existing business.

Except as set forth in this Item 4, neither Stryker nor Purchaser has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreements, respectively, copies of which are filed as Exhibits 1, 2 and 3, respectively, hereto and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)        For the purpose of Rule 13d-3 promulgated under the Exchange Act, Stryker and Purchaser, by reason of the execution and delivery of the Tender and Voting Agreements, may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 10,231,348 Shares which are subject to the Tender and Voting Agreement, which represent approximately 13.28% of the Shares (based on the number of Shares outstanding as of May 13, 2011). Except as set forth in this Item 5, none of Purchaser, Stryker or, to their knowledge, any person listed in Schedule I hereto, owns beneficially any Shares.

With respect to the voting of the Shares, Stryker and Purchaser have the power to vote or cause the vote of the Shares in accordance with the terms of the Tender and Voting Agreements. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Stryker or Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)        Except for the execution and delivery of the Tender and Voting Agreements and the Merger Agreement, no transactions in the Shares were effected by Purchaser, Stryker or, to their knowledge, any person listed in Schedule I hereto, during the 60 days prior to the date hereof.

(d)        Except for the agreements described in this Section 13D, to the knowledge of Stryker and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e)        Not applicable.

References to, and descriptions of, the Merger Agreement and the Tender and Voting Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender and Voting Agreements, respectively, copies of which are filed as Exhibits 1, 2 and 3, respectively, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Statement is hereby incorporated by reference in this Item 6.

The Company and Stryker are parties to a confidentiality letter agreement dated as of January 18, 2011 (as amended, the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, Stryker agreed, subject to certain exceptions, that any non-public information furnished to it or to its representatives by or on behalf of the Company would be kept confidential and be used only for purposes of evaluating a possible transaction generally for a period of two years from the date of the Confidentiality Agreement. Stryker agreed that it would only disclose the confidential information to its representatives or as may be required by law. Under the Confidentiality Agreement, Stryker also agreed, among other things, to certain “standstill” provisions for the protection of the Company for a period of eighteen months from the date of the Confidentiality Agreement and that, subject to certain limited exceptions, for a period of eighteen months from the date of the Confidentiality Agreement, Stryker would not solicit for employment certain of the Company’s employees.

References to, and descriptions of, the Confidentiality Agreement as set forth herein are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 4 hereto and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

Other than as described in this Statement, to the knowledge of Stryker, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
Exhibit 1	Agreement and Plan of Merger, dated as of May 16, 2011, by and among Orthovita, Inc., Owl Acquisition Corporation and Stryker Corporation
Exhibit 2	Form of Tender and Voting Agreement, dated as of May 16, 2011, among Stryker Corporation, Owl Acquisition Corporation and each of the directors and executive officers of Orthovita, Inc.
Exhibit 3	Tender and Voting Agreement, dated as of May 16, 2011, among Stryker Corporation, Owl Acquisition Corporation and Essex Woodlands Health Ventures Fund VII, L.P.
Exhibit 4	Confidentiality Agreement, dated as of January 18, 2011, as amended, between Orthovita, Inc. and Stryker Corporation
Exhibit 5	Joint Filing Agreement between Stryker Corporation and Owl Acquisition Corporation

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 26, 2011

STRYKER CORPORATION
by	/s/ Curt R. Hartman
Name: Curt R. Hartman Title: Vice President, Chief Financial Officer

OWL ACQUISITION CORPORATION
by	/s/ Wayne D. Dahlberg
Name: Wayne D. Dahlberg Title: Vice President, Finance

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF STRYKER AND PURCHASER

(1)	Directors and Officers of Stryker

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Stryker are set forth below. Unless otherwise specified below, the business address and phone number of each such director and executive officer is 2825 Airview Boulevard, Kalamazoo, Michigan, 49002, (269) 389-2600, and each is a citizen of the United States.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Stephen P. MacMillan President Chief Executive Officer Director

Stephen P. MacMillan, age 47, was appointed President and Chief Operating Officer of Stryker in June 2003 and Chief Executive Officer as of January 1, 2005. He was also appointed Chairman of the Board on January 1, 2010. Prior to joining Stryker, he was most recently Sector Vice President, Global Specialty Operations for Pharmacia Corporation, which he joined in 1999. Prior to Pharmacia, he spent 11 years at Johnson & Johnson (“J&J”), most recently as President of Johnson & Johnson-Merck Consumer Pharmaceuticals, a joint venture between J&J and Merck. Prior to joining J&J, he held various marketing positions at Procter & Gamble.

Lonny J. Carpenter Group President, Global Quality and Operations

Lonny J. Carpenter, age 49, was appointed Group President, Global Quality and Operations in September 2009 and was the Group President, Instruments and Medical since November 2008. He had previously been President, Stryker Medical since May 2008 and Vice President and General Manager, Stryker Medical since 2006. After joining Stryker in 1989, Mr. Carpenter held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President, Global Operations, Stryker Instruments in 2004.

Andrew G. Fox-Smith Group President, International

Andrew G. Fox-Smith, age 45, was appointed Group President, International in January 2008. He had previously been President, Pacific since 2005, Vice President and General Manager, Stryker Pacific since 2001 and Managing Director, UK/Ireland/South Africa since 1999. Prior to the acquisition of Howmedica in 1998, he held various sales positions with the Howmedica division of Pfizer since 1994.

Curtis E. Hall Vice President General Counsel Secretary

Curtis E. Hall, age 55, was appointed Vice President and General Counsel of Stryker in June 2004, and was also appointed Secretary of Stryker in June, 2010. He had previously been General Counsel for Stryker since 1994. Prior to joining Stryker, he was a partner in the Michigan law firm of Miller, Canfield, Paddock and Stone, an Assistant United States Attorney in Washington, D.C. and an Assistant District Attorney in New York City.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Curt R. Hartman Vice President Chief Financial Officer

Curt R. Hartman, age 47, was appointed Vice President and Chief Financial Officer in April 2009 and was the Vice President, Finance of Stryker since November 2008. He had previously been President, Stryker Global Instruments since 2006 and President, Stryker Instruments since 2003. After joining Stryker in 1990, Mr. Hartman held several functional leadership roles at Stryker Instruments before being promoted to Vice President and General Manager, Stryker Instruments in 1999.

Marcia S. Kaminsky Vice President, Communications and Public Affairs

Marcia S. Kaminsky, age 52, was appointed Vice President, Communications and Public Affairs in December 2010. Prior to joining Stryker, she served as Vice President, Corporate Responsibility for United Airlines, Senior Vice President, Corporate Communications for USG Corporation, Senior Vice President, Public Affairs for Harris Bank/Bank of Montreal and various communication and public affairs roles at Nutrasweet and Quaker Oats.

Tony M. McKinney Vice President Chief Accounting Officer

Tony M. McKinney, age 41, was appointed Vice President, Chief Accounting Officer in November 2008. He had previously been the Vice President, Finance, International Group since 2006 and Group Controller, International Group since 2004. After joining the Company in 1995, Mr. McKinney held various roles of increasing responsibility in the Corporate Accounting department before becoming the Director, Finance for the Japan Division in 2002. Prior to joining Stryker in 1995, Mr. McKinney was an Audit Senior Accountant with Ernst & Young LLP.

Michael P. Mogul Group President, Orthopaedics

Michael P. Mogul, age 46, was appointed Group President, Orthopaedics in September 2009. He had previously been President, Stryker Orthopaedics since 2005 and Managing Director of Stryker’s businesses in Germany, Austria and Switzerland since 2000. After joining Stryker in 1989, Mr. Mogul held various roles of increasing responsibility at Stryker Instruments before being promoted to Vice President of Sales for the now Orthopaedics division in 1994.

Katherine A. Owen Vice President, Strategy and Investor Relations

Katherine A. Owen, age 40, was appointed Vice President, Strategy and Investor Relations in February 2007. Prior to joining Stryker, she served as a medical technology analyst at Merrill Lynch. Prior to that she held a similar position at Cowen & Co./SG Cowen and had been a corporate lending analyst at State Street Bank.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael W. Rude Vice President, Human Resources

Michael W. Rude, age 49, was appointed Vice President, Human Resources of Stryker in July 2000. Prior to joining Stryker, he served as Vice President of Human Resources for the SCIMED Division of Boston Scientific Corporation. Prior to that he held various positions as Vice President, Human Resources within The Dun & Bradstreet Corporation and spent eight years in various Human Resources positions at Baxter International, Inc.

Timothy J. Scannell Group President, MedSurg and Spine

Timothy J. Scannell, age 46, was appointed Group President, MedSurg and Spine in September 2009 and was Group President, Spine and Endoscopy since November 2008. He had previously been President, Stryker Spine since 2005 and Vice President and General Manager, Stryker Spine since 2003. After joining Stryker in 1990, Mr. Scannell held a variety of leadership roles at Stryker Endoscopy before being promoted to Vice President and General Manager, Stryker Biotech in 2001.

Kevin A. Lobo Group President, Neurotechnology and Spine

Kevin A. Lobo, age 46, was appointed Group President, Neurotechnology and Spine in April 2011. Prior to joining Stryker, he served as Worldwide President of Ethicon Endo-Surgery, a division of Johnson & Johnson, from June 2009 to April 2011, as President of Ethicon Endo-Surgery from July 2006 to May 2009 and President of Johnson & Johnson Medical Products from October 2005 to July 2006. He also served as Vice President, Finance, for the McNeil Consumer and Specialty Pharmaceuticals business and served as the General Manager for the McNeil Consumer Healthcare business in Canada. Prior to joining Johnson & Johnson, Kevin served in general management and financial and information technology leadership roles for eight years at Rhodia, the chemical spin-off from Rhone-Poulenc, a French chemical and pharmaceutical company.

Howard E. Cox, Jr. Director

Howard E. Cox, Jr., age 67, has been a Partner of Greylock and its affiliated venture capital partnerships since 1971. He is also a member of the Harvard Medical School Board of Fellows and of the Investment Committees of the Dana Farber Cancer Institute, Partners Healthcare System, Inc. and theBoston Museum of Fine Arts.

Srikant M. Datar Director

Srikant M. Datar, age 57, has been the Arthur Lowes Dickinson Professor at the Graduate School of Business Administration of Harvard University since 1996 and was the Senior Associate Dean from 2001 to 2010. Prior to 1996, he was Professor, Accounting and Management, since 1989 at Stanford University. He is also a director of Novartis AG, a multinational pharmaceutical and consumer health products company, ICF International, Inc. a management, technology and policy consulting firm and KPIT Cummins Infosystems Ltd. (India), a global IT consulting and product engineering partner company.

Roch Doliveux Director

Roch Doliveux, age 60, has been the CEO and Chairman of the Executive Committee of UCB S.A., a global biopharmaceutical company, since 2005. He was also CEO of Pierre Fabre Pharmaceuticals and President of Schering-Plough International, a subsidiary of Schering-Plough Corporation.

Louise L. Francesconi Director

Louise L. Francesconi, age 57, is the Former Vice President of Raytheon Company and former President of Raytheon Missile Systems, which she led from 1996 to July 2008. She is also Chairman of the Tucson Medical Center Healthcare Board of Trustees and a director of Unisource Energy Corporation, a utility that delivers natural gas and electric service, and Global Solar Energy, Inc., a producer of solar cells.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Allan C. Golston Director

Allan C. Golston, age 44, has been the President, United States Program for the Bill & Melinda Gates Foundation since 2006, and Chief Financial and Administrative Officer of the Bill & Melinda Gates Foundation from 2000 to 2006. Mr. Golston is also a director of Malt-O-Meal, a privately held breakfast cereal corporation, where he is the Chair of the Audit Committee.

Howard L. Lance Director

Howard L. Lance, age 55, has been the Chairman, President and Chief Executive Officer of Harris Corporation, an international communications and information technology company, since 2003. He is also a director of Eastman Chemical Company, a worldwide manufacturer of chemicals, fibers and plastics, and was a director at Harris Stratex Networks Inc., a provider of wireless transmission systems and network management software (2007 to 2009).

William U. Parfet Director

William U. Parfet, age 64, has been the Chairman and Chief Executive Officer of MPI Research, Inc., a drug safety and pharmaceutical development company, since 1999. He is also a director of Monsanto Company, a provider of agricultural products that improve farm productivity, and Taubman Centers, Inc., a real estate development company. He was also a director at PAREXEL Company, a provider of agriculture products (2001 to 2007) and CMS Energy Corporation, a provider of electricity and natural gas (1991-2005).

Ronda E. Stryker Director

Ronda E. Stryker, age 56, is the Granddaughter of the founder of Srtyker and daughter of a former President of Stryker. She is also Vice Chair and a director of Greenleaf Trust, a bank, a trustee of Spelman College and of Kalamazoo College and Vice Chairperson of the Kalamazoo Community Foundation.

(2)	Directors and Officers of Purchaser

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. Unless otherwise specified below, the business address and phone number of each such director and executive officer is 2825 Airview Boulevard, Kalamazoo, Michigan 49002, (269) 389-2600, and each is a citizen of the United States.

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael P. Mogul President Director

Michael P. Mogul, age 46, was appointed Group President, Orthopaedics in September 2009. He had previously been President, Stryker Orthopaedics since 2005 and Managing Director of Stryker’s businesses in Germany, Austria and Switzerland since 2000. After joining Stryker in 1989, Mr. Mogul held various roles

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
of increasing responsibility at Stryker Instruments before being promoted to Vice President of Sales for the now Orthopaedics division in 1994.
Jeanne M. Blondia Vice President, Treasurer

Jeanne Blondia age 46, joined Stryker as vice president and treasurer in May 2008. Ms. Blondia is responsible for the Treasury department including all treasury, risk, insurance and travel functions. Prior to joining Stryker, Ms. Blondia served as the vice president and treasurer of Constellation Energy Group, Inc from July 2004 to April 2008. At Constellation she had full treasury responsibilities including funding plans for business growth and was also highly involved in merger and acquisition activities. She previously worked at the General Motors Treasurer’s office in New York and held various roles of increasing responsibility, including director of business development for GMAC, GM’s finance subsidiary.

Wayne D. Dahlberg Vice President, Finance

Wayne D. Dahlberg, age 51, was appointed Vice President, Chief Financial Officer and Compliance Officer of Stryker’s Orthopaedics division in 2009. He had previously been the Vice President, Finance and Compliance since 2008 and Vice President, Finance since 1999 at the Orthopaedics division.

Eric Lum Vice President, Tax

Eric Lum, age 53, was appointed Vice President, Tax in March 2001. He had previously been Director of Tax from 1991 to 2001 and Tax Manager since joining Stryker in April 1987. Prior to joining Stryker, Mr. Lum was a Tax Manager at Price Waterhouse & Co. (now Pricewaterhouse Coopers).

Mary Anne McDonald Vice President, Secretary Director

Mary Anne McDonald, age 53, was appointed Assistant Secretary of Stryker in June 2010, and served as the Vice President, Corporate Social Responsibility for Stryker from December 2008 to December 2010. Prior to this, she served as the Chief Legal Counsel at Stryker Orthopaedics from July 2005 through December 2008.

Prior to joining Stryker, she was the Executive Vice President and General Counsel of the Henry H. Kessler Foundation, Inc. (from December 2003 through June 2005), and the General Counsel, Executive Vice President and Secretary of Kessler Rehabilitation Corporation (prior to December 2003).

Tony M. McKinney Director

Tony M. McKinney, age 41, was appointed Vice President, Chief Accounting Officer in November 2008. He had previously been the Vice President, Finance, International Group since 2006 and Group Controller, International Group since 2004. After joining Stryker in 1995, Mr. McKinney held various roles of increasing responsibility

Name and Position, Business Address (if applicable)	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

in the Corporate Accounting department before becoming the Director, Finance for the Japan Division in 2002. Prior to joining Stryker in 1995, Mr. McKinney was an Audit Senior Accountant with Ernst & Young LLP.

Exhibit 1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of May 16, 2011,

among

STRYKER CORPORATION

OWL ACQUISITION CORPORATION

and

ORTHOVITA, INC.

Annex I	Index of Defined Terms
Annex II	Conditions to the Offer
Exhibit A	Articles of Incorporation

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 16, 2011 (the “Agreement Date”), is among STRYKER CORPORATION, a Michigan corporation (“Parent”), OWL ACQUISITION CORPORATION, a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and ORTHOVITA, INC., a Pennsylvania corporation (the “Company”). An index of defined terms appears as Annex I to this Agreement.

RECITALS

WHEREAS, the parties hereto have agreed to the acquisition of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, pursuant to this Agreement, Merger Sub has agreed to commence a tender offer (such offer, as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all of the outstanding shares (collectively, the “Shares”) of the Company’s common stock, par value $0.01 per share (“Company Common Stock”), at a price of $3.85 per Share, net to the seller in cash, without interest thereon (such price, or any higher price offered and paid by Merger Sub in the Offer in accordance with the terms of this Agreement, the “Offer Price”);

WHEREAS, in furtherance of the transaction, it is proposed that, following the consummation of the Offer, Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation and as a direct or indirect wholly owned Subsidiary of Parent (the “Merger”), and, subject to certain limitations as set forth herein, each share of Company Common Stock that is not tendered and accepted pursuant to the Offer will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, unanimously (a) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby and thereby are fair to and in the best interests of the Company and its shareholders, (b) approved and declared advisable this Agreement, the Offer and the Merger, and (c) resolved to recommend that the shareholders of the Company tender their Shares pursuant to the Offer and, to the extent required by applicable Law, adopt this Agreement; and

WHEREAS, the Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, (a) determined that the Offer, the Merger, this Agreement and the other transactions contemplated hereby and thereby are fair to and in the best interests of Merger Sub and Parent, its sole stockholder, and (b) approved and declared advisable this Agreement, the Offer and the Merger.

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter this Agreement,

the Company’s directors, executive officers and certain shareholders of the Company are entering into tender and voting agreements with Parent and Merger Sub dated as of the date hereof (the “Tender and Voting Agreements”), pursuant to which, among other things, such holders are agreeing to tender their respective Shares in the Offer and to grant to Parent a proxy to vote their respective Shares in favor of the Merger, upon the terms and subject to the conditions set forth therein;

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE OFFER

SECTION 1.01 The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01 hereof, none of the events set forth on paragraphs (a) through (f) of Annex II shall have occurred and be continuing and the Company is prepared (in accordance with Section 1.02(c)) to file with the United States Securities and Exchange Commission (the “SEC”) the Schedule 14D-9 on the same date as Merger Sub commences the Offer, as promptly as practicable after the Agreement Date (and in any event no later than ten (10) Business Days after the date of initial public announcement of this Agreement, provided that the Company has so complied with the Pennsylvania Takeover Disclosure Law (to the extent actions are required to be taken by it) and is prepared to file with the SEC the Schedule 14D-9), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the “Exchange Act”)), the Offer to purchase all of the outstanding Shares at the Offer Price. The obligation of Merger Sub to accept for payment and pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer shall be subject only to (i) the condition that there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended from time to time hereunder), and not properly withdrawn, a number of Shares that, together with the Shares then directly or indirectly owned by Parent, represents at least a majority of all Fully Diluted Shares immediately prior to the Share Acceptance Time (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee) (the “Minimum Condition”), and (ii) the conditions set forth in Annex II (together with the Minimum Condition, the “Offer Conditions”). Merger Sub, or Parent on behalf of Merger Sub, expressly reserves the right to waive, in its sole and absolute discretion, in whole or in part, any of the Offer Conditions and to make any change in the terms of or conditions to the Offer; provided, however, that unless otherwise provided by this Agreement or previously approved by the Company in writing (which approval may be granted or withheld by the Company in its sole and absolute discretion), (A) the Minimum Condition may not be waived or amended, (B) no change may be made that changes the form of consideration to be paid pursuant to the Offer, decreases the Offer Price or the number of Shares sought in the Offer, imposes conditions to the Offer in addition to those set forth in Annex II, or otherwise amends or modifies the Offer in any manner materially adverse to the holders of Shares, and (C) the Offer may not be extended except as set forth in this Section 1.01. Subject to the terms and conditions of this Agreement, the Offer shall expire at midnight, New York City time, on the date that is twenty (20) Business Days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following the commencement of the Offer (such time, the “Initial Expiration Date,” and such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything in this Agreement to the contrary, unless this Agreement has been terminated in accordance with Section 8.01, (i) Merger Sub (or Parent on its behalf) may, in its sole and absolute discretion, without the consent of the Company, extend the Offer on one or more occasions, in consecutive increments of up to ten (10) Business Days each, for any period up to and including the Outside Date if on any then-scheduled Expiration Date any of the Offer Conditions has not been satisfied or waived in writing by Merger Sub (or Parent on its behalf), until such Expiration Date on which all Offer Conditions shall then be satisfied or, to the extent permitted, waived, (ii) Merger Sub (or Parent on its behalf) may, in its sole and absolute discretion, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or The NASDAQ Stock Market applicable to the Offer, (iii) except to the extent otherwise agreed in writing by the Company prior to any then-scheduled Expiration Date, Merger Sub (or Parent on its behalf) shall extend the Offer on one or more occasions, in consecutive increments of up to ten (10) Business Days each, up to and including the Outside Date, until the condition set forth in clause (ii) of the first paragraph of Annex II related to the HSR Act is satisfied or waived in writing by Merger Sub (or Parent on its behalf) and (iv) if on any scheduled Expiration Date, the Minimum Condition is not satisfied but all other Offer Conditions are satisfied, then Merger Sub (or Parent on its behalf) shall extend the Offer on a single occasion for a ten (10) Business Day period; provided, however, that Merger Sub shall not be required to extend the Offer pursuant to this sentence beyond the Outside Date. Notwithstanding anything in this Agreement to the contrary, Merger Sub (or Parent on its behalf) may increase the Offer Price and extend the Offer up to and including the Outside Date to the extent required by Law in connection with such increase, in each case, in its sole and absolute discretion and without the consent of the Company. Following the expiration of the Offer, Merger Sub (or Parent on its behalf) may, in its sole and absolute discretion, provide a subsequent offering period or one or more extensions thereof (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Exchange Act, if, as of the commencement of such period, there shall not have been validly tendered (without regard to Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee), and not properly withdrawn pursuant to the Offer that number of Shares necessary to permit the Merger to be effected without a meeting of shareholders of the Company in accordance with Section 1924(b)(1)(ii) of the Pennsylvania Business Corporation Law (the “Business Corporation Law”). Subject to the foregoing, including the requirements of Rule 14d-11 under the Exchange Act, and upon the terms and subject to the conditions of the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, as promptly as practicable (within the meaning of Rule 14e-1(c) of the Exchange Act), (1) after the Expiration Date, all Shares validly tendered and not properly withdrawn pursuant to the Offer and/or (2) all Shares validly tendered in any Subsequent Offering Period. The Company agrees that no Shares held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer. Merger Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Offer to any holder of Shares such amounts as Merger Sub is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Laws relating to Taxes. If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so tendered be properly endorsed or shall be otherwise in proper form for transfer, and (y) the Person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Certificate tendered, or required for any other reason relating to such holder or requesting Person, or shall have established to the satisfaction of Parent and Merger Sub that such Tax either has been paid or is not required to be paid. To the extent that amounts are so withheld and paid over to the appropriate Tax authority by Merger Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding were made by Merger Sub. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company (in its sole and absolute discretion), except if this Agreement is terminated pursuant to Section 8.01. If the Offer is terminated by Parent or Merger Sub, or this Agreement is terminated prior to the purchase of Shares in the Offer, Merger Sub shall promptly (within the meaning of Rule 14e-1(c) of the Exchange Act) return, and shall cause any depositary acting on behalf of Merger Sub to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.

(b) As promptly as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, and supplements thereto and including exhibits thereto, the “Schedule TO”) with the SEC, which shall contain an Offer to Purchase reflecting the material terms and conditions of this Agreement, and a form of the letter of transmittal and other ancillary Offer documents and instruments, if any, in respect of the Offer (together with the Schedule TO, collectively, together with any amendments or supplements thereto, the “Offer Documents”), and (ii) subject to the Company’s compliance with Section 1.02(c), cause the Offer Documents to be disseminated to holders of Shares as and to the extent required by applicable Law. The Company shall promptly furnish to Parent and Merger Sub in writing all information concerning the Company that may be required by applicable Law for inclusion in the Offer Documents. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO, as so corrected or supplemented, to be filed with the SEC and the Offer Documents, as so corrected or supplemented, to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. The Company and its counsel shall be given a reasonable opportunity to review the Schedule TO before it is filed with the SEC, and Parent and Merger Sub shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel. Parent and Merger Sub shall promptly provide the Company and its counsel with copies of any written comments or communications, and shall inform them of any oral comments or communications, that Parent, Merger Sub or their counsel may receive after the Agreement Date from the SEC or its staff with respect to the Offer Documents or otherwise with respect to the Offer promptly after receipt of those comments or other communications. The Company and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments and Parent and Merger Sub shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the Company and its counsel.

(c) Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer.

SECTION 1.02 Company Action. (a) The Company hereby approves of and consents to the Offer and the other transactions contemplated by this Agreement and the Tender and Voting Agreements and represents and warrants that at a meeting duly called and held prior to the execution of this Agreement, the Company Board duly and unanimously adopted resolutions (i) declaring that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s shareholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) recommending that the Company’s shareholders accept the Offer, tender their Shares to Merger Sub pursuant to the Offer and, to the extent required to consummate the Merger, adopt this Agreement (such recommendations, the “Board Recommendation”), (iv) directing that the adoption of this Agreement be submitted, as promptly as practicable upon consummation of the Offer, to any shareholders of the Company if required to consummate the Merger in accordance with the Business Corporation Law and (v) taking all other actions (to the extent such actions are to be taken by the Company) necessary to irrevocably exempt the Offer, the Merger, this Agreement, the Tender and Voting Agreements and all other transactions contemplated hereby and thereby from the restrictions imposed by any applicable “fair price,” “moratorium,” “control share acquisition,” “interested stockholder,” “business combination” or similar statute or regulation promulgated by a Governmental Entity, including the provisions of Sections 2538 through 2588 of the Business Corporation Law and the provisions of the Pennsylvania Takeover Disclosure Law (70 P.S. Section 71 et seq.) (collectively, “Takeover Laws”) (such actions by the Company Board described in clauses (i) through (v), collectively, the “Board Actions”).

(b) The Company shall, or shall cause its transfer agent, promptly after the Agreement Date and from time to time thereafter as reasonably requested by Parent or its agents, furnish Parent with an updated list of its shareholders, non-objecting beneficial owners, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, non-objecting beneficial holders, mailing labels, lists of securities positions and all other information in the Company’s possession or control regarding the beneficial owners of Company Common Stock) and such assistance as Parent may reasonably request in connection with the Offer. In addition, in connection with the Offer, the Company shall, and shall use its reasonable best efforts to cause any third parties to, cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of Shares held in or subject to any Company Stock Plan or other Company Benefit Plan, and to permit such holders of Shares to tender Shares in the Offer.

(c) As promptly as practicable on the date the Schedule TO is filed with the SEC, the Company shall file with the SEC and disseminate to holders of Shares a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any amendments or supplements thereto and including any exhibits thereto, the “Schedule 14D-9”) that (i) shall reflect the material terms and conditions of this Agreement, (ii) shall include a description of the Board Actions, (iii) shall include the Fairness Opinion and the information with respect to such opinion required to be disclosed by Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether such item is applicable) and (iv) to the extent that no Adverse Recommendation Change shall have occurred in accordance with Section 5.02(d) or Section 5.02(e), shall reflect the Board Recommendation. The Company also hereby consents to the inclusion of (i) a description of the Board Actions and the Fairness Opinion in the Offer Documents and (ii) to the extent that no Adverse Recommendation Change shall have occurred in accordance with Section 5.02(d) or Section 5.02(e), the Company consents to the inclusion of the Board Recommendation in the Offer Documents. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review the Schedule 14D-9 before it is filed with the SEC, and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The Company shall promptly provide Parent, Merger Sub and their counsel with copies of any written comments or communications, and shall inform them of any oral comments or communications, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications. Parent, Merger Sub and their counsel shall be given a reasonable opportunity to review any such written responses and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent, Merger Sub and their counsel. The Company, Parent and Merger Sub agree to disseminate all of the Offer Documents and the Schedule 14D-9 to the holders of Shares together in the same mailing or other form of distribution.

SECTION 1.03 Directors. (a) Effective upon the acceptance for payment of any Shares pursuant to the Offer (the “Share Acceptance Time”), and at all times thereafter, Parent shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the election or appointment of any additional directors pursuant to this Section) and (ii) the percentage that the number of Shares beneficially owned by Parent and/or its Subsidiaries bears to the total number of Shares outstanding, and the Company shall promptly take all actions necessary to cause Parent’s designees to be elected or appointed to the Company Board, including increasing the size of the Company Board (including by amending the Amended and Restated Bylaws of the Company (the “Company Bylaws”) if necessary), increasing the number of directors, and/or securing resignations of incumbent directors (the date on which Parent’s designees are elected or appointed to the Company Board, the “Director Appointment Date”). After the Share Acceptance Time, the Company shall also cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company Board and (ii) if requested by Parent, each board of directors (or similar body) of each of the Company’s Subsidiaries (and each committee (or similar body) thereof, if any) that represents the same percentage as such individuals represent on the Company Board. Following the Share Acceptance Time, the Company also shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of NASDAQ Marketplace Rule 5615(c) (or any successor provision) and make all necessary filings and disclosures associated with such status. The provisions of this Section 1.03 are in addition to and shall not limit any rights that Parent, Merger Sub or any of their respective Affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise. Notwithstanding the foregoing, following the election or appointment of Parent’s designees to the Company Board and until the Effective Time, the Company Board shall at all times include, and the Company, Parent and Merger Sub shall cause the Company Board to at all times include, at least three (3) Continuing Directors and each committee of the Company Board shall at all times include, and the Company, Parent and Merger Sub shall cause each committee of the Company Board to at all times include, at least one (1) Continuing Director. A “Continuing Director” shall mean a person who is a member of the Company Board as of the Agreement Date or a person selected by the Continuing Directors then in office; provided, however, that if the number of Continuing Directors is reduced to less than three (3) prior to the Effective Time, any remaining Continuing Directors (or Continuing Director, if there shall be only one (1) remaining) shall be entitled to designate (and shall promptly designate) a person to fill such vacancy who is not an officer, director, shareholder or designee of Parent or any of its Affiliates (who shall be reasonably satisfactory to Parent) and who shall be deemed to be a Continuing Director for all purposes of this Agreement, or, if no Continuing Directors then remain, the other directors shall designate three (3) persons to fill such vacancies who are not officers, directors, shareholders or designees of Parent or any of its Affiliates, and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.

(b) The Company’s obligations to appoint Parent’s designees to the Company Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.03, including mailing to shareholders of the Company the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Parent’s designees to be elected or appointed to the Company Board, provided that Parent or Merger Sub shall have provided to the Company on a timely basis all information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1. Parent shall supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 under the Exchange Act.

(c) Following the election or appointment of Parent’s designees pursuant to Section 1.03(a) and until the Effective Time, the approval of a majority of the Continuing Directors shall be required to authorize (and, to the fullest extent permitted by applicable Law, such authorization shall constitute the authorization of the Company Board and, in the case of the following clauses (i) through (iii), inclusive, no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any of the following actions (which actions may be effected only if there are then in office one (1) or more Continuing Directors): (i) any amendment or termination of this Agreement by or with the consent of the Company; (ii) any extension of time for performance of any obligation or action hereunder by Parent or Merger Sub; and (iii) any waiver or exercise of any of the Company’s rights or remedies under this Agreement, including the granting of any approval or consent of the Company required pursuant to the terms hereof and the waiver of compliance with any of the agreements or conditions contained herein for the benefit of the Company.

ARTICLE II

THE MERGER

SECTION 2.01 The Merger. (a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Business Corporation Law and the General Corporation Law of the State of Delaware, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

(b) Notwithstanding anything in this Agreement to the contrary, if following the Offer and the Subsequent Offering Period (if any), the requirements for a short form merger pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law (a “Short Form Merger”) are satisfied such that the Merger may be effected without a meeting or vote of the shareholders of the Company, Parent and the Company shall take all actions necessary and appropriate to consummate such a Short Form Merger, including all necessary board approvals, as soon as practicable after the satisfaction or waiver of the conditions to Closing set forth in Article VII hereof (and in any event within the time parameters set forth in Section 2.02 below).

SECTION 2.02 Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on the third Business Day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Law, waiver of those conditions), at the offices of Duane Morris LLP, 30 South 17th Street, Philadelphia, Pennsylvania 19103-4196, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 2.03 Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, the parties shall file articles of merger (the “Articles of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the Business Corporation Law. Concurrently with the filing of the Articles of Merger in accordance with the Business Corporation Law, the parties hereto shall file an appropriate certificate of merger with the Secretary of State of the State of Delaware in accordance with the General Corporation Law of the State of Delaware. The parties shall make all other filings and recordings required under the Business Corporation Law and the

General Corporation Law of the State of Delaware. The Merger shall become effective at such date and time as the Articles of Merger are filed with the Department of State of the Commonwealth of Pennsylvania, or if another date and time is specified in such filing, such specified date and time, which specified time shall be the same in each document filed pursuant to the Business Corporation Law and the General Corporation Law of the State of Delaware. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

SECTION 2.04 Effects of the Merger. The Merger shall have the effects set forth in Section 1929 of the Business Corporation Law and Section 259 of the General Corporation Law of the State of Delaware.

SECTION 2.05 Articles of Incorporation and Bylaws. The Composite Amended and Restated Articles of Incorporation of the Company, as amended (the “Company Articles of Incorporation”) shall be amended and restated in its entirety at the Effective Time to read as set forth on Exhibit A attached hereto, until thereafter changed or amended as provided therein or by applicable Law. The bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

SECTION 2.06 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 2.07 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 2.08 Subsequent Actions. If at any time after the Effective Time the Surviving Corporation shall determine, in its sole and absolute discretion, that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights or properties of Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to or under such rights or properties in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE FUND; COMPANY EQUITY AWARDS

SECTION 3.01 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any shares of capital stock of Parent or Merger Sub:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) Cancellation of Treasury Stock, Parent-Owned Stock. Each Share that is directly owned of record by the Company, any wholly owned Subsidiary of the Company, by Parent or by Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time (excluding Shares to be canceled in accordance with Section 3.01(b) and, except as provided in Section 3.01(d), the Appraisal Shares) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), payable net to the holder in cash, without interest and subject to any withholding of Taxes required by applicable Law. At the Effective Time, all such Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of (x) a certificate that immediately prior to the Effective Time represented any such Shares (each, a “Certificate”) or (y) any such uncertificated Shares (collectively, the “Uncertificated Shares”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder or beneficial owner who is entitled to demand and properly demands appraisal of such Shares (the “Appraisal Shares”) pursuant to, and who complies in all respects with, the provisions of Section 1930 of the Business Corporation Law, including compliance with Subchapter D of Chapter 15 of the Business Corporation Law (“Subchapter D”), as required by Section 1930 thereof, shall not be converted into the right to receive the Merger Consideration as provided in Section 3.01(c), but instead such holder or beneficial owner shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Subchapter D. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder or beneficial owner of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with Subchapter D. Notwithstanding the foregoing, if any such holder or beneficial owner of Appraisal Shares shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Subchapter D or a court of competent jurisdiction shall determine that such holder or beneficial owner is not entitled to the relief provided by

Subchapter D, then the right of such holder or beneficial owner to be paid the fair value of such holder’s or beneficial owner’s Appraisal Shares under Subchapter D shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 3.01(c). The Company shall give prompt notice to Parent of any demands for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to the Business Corporation Law received by the Company, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (in its sole and absolute discretion), make any payment with respect to, or settle or offer to settle, any such demands or approve any withdrawal of such demands. Notwithstanding anything to the contrary contained herein, no shareholder of the Company shall have any right to seek appraisal of Shares if such right is not expressly provided for as a result of the Merger under Subchapter D, including after giving full effect to the exemptions set forth in Section 1571(b) of the Business Corporation Law, and nothing in this Agreement is intended to confer any such right in circumstances where it is otherwise not so required. For the avoidance of doubt, no action has been taken by the Company Board to grant appraisal or dissenters rights in connection with the transactions contemplated by this Agreement or the Tender and Voting Agreements pursuant to Section 1571(c) of the Business Corporation Law.

(e) Adjustment Events. Without limiting any of the provisions of this Agreement, if, between the Agreement Date and the Effective Time, the Shares outstanding are changed into, or exchanged for, a different number or class of shares by reason of any stock dividend, split, combination, subdivision or reclassification of shares, reorganization, recapitalization or other similar transaction, then the Offer Price or Merger Consideration (as applicable) payable per Share and all Option Amounts shall be adjusted to the extent appropriate to fairly reflect the effects of such transaction.

SECTION 3.02 Exchange Fund.

(a) Paying Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. Parent shall deposit with the Paying Agent at the Effective Time cash in an amount sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”) as required to be paid pursuant to this Agreement.

(b) Exchange Procedures. As promptly as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Uncertificated Shares shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Paying Agent and which shall otherwise be in such form and have such other provisions as Parent may reasonably specify and the form of which the Company has approved (such approval not to be unreasonably withheld, delayed or conditioned)) and (ii) instructions for use in effecting the surrender of the Certificates and the transfer of Uncertificated Shares in exchange for the Merger Consideration. Each holder of record of Shares shall, (x) upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Paying Agent, or (y) upon receipt of a duly completed and validly executed letter of transmittal and such other documents as may reasonably be required by the Paying Agent in the case of a book-entry transfer of Uncertificated Shares, be entitled to receive in exchange therefor the amount of Merger Consideration that the number of Shares previously represented by such Certificate or the Uncertificated Shares, as applicable, shall have been converted into the right to receive pursuant to Section 3.01(c), and any Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which are not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if (x) the Certificate so tendered is properly endorsed or is otherwise in proper form of transfer, and (y) the Person requesting such payment has paid all transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate tendered, or required for any other reason relating to such holder or requesting Person, or shall have established to the satisfaction of Parent and Merger Sub that such Tax either has been paid or is not required to be paid. Payment of the Merger Consideration with respect to Uncertificated Shares shall only be made to the Person in whose name such Uncertificated Shares are registered. Until surrendered or transferred as contemplated by this Section 3.02(b), each Certificate and each Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holder thereof has the right to receive in respect of such Certificate or Uncertificated Shares pursuant to this Article III. No interest shall be paid or will accrue on any cash payable to holders of Certificates or Uncertificated Shares pursuant to the provisions of this Article III.

(c) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates or the transfer of Uncertificated Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Uncertificated Shares, as applicable. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Uncertificated Shares are presented to the Surviving Corporation for transfer, they shall be canceled against delivery of cash to the holder thereof as provided in this Article III.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Shares for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of Shares who have not theretofore complied with this Article III shall thereafter, subject to Section 3.02(e), look only to Parent as general creditors thereof with respect to the payment of their claims for the Merger Consideration that may be payable to such holders as determined pursuant to the provisions of this Article III.

(e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate or Uncertificated Shares shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Investment of Exchange Fund. The Paying Agent shall invest or hold the cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid solely to Parent. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Shares to receive the Merger Consideration as provided herein and in the event the funds on deposit with the Paying Agent are insufficient to pay the aggregate Merger Consideration, Parent shall deposit, or cause to be deposited, with the Paying Agent such additional funds to ensure that the Paying Agent has funds sufficient to pay the aggregate Merger Consideration.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact in form and substance reasonably satisfactory to Parent or the Paying Agent by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond or surety in such reasonable amount as Parent or the Paying Agent may direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto.

(h) Withholding Rights. Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, any holder of a Company Stock Option or any holder of Company Restricted Stock such amounts as Parent, the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (including the rules and regulations promulgated thereunder, the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, the holder of the Company Stock Option or the holder of Company Restricted Stock, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent.

SECTION 3.03 Company Stock Plans.

(a) Company Equity Awards. As soon as reasonably practicable following the Agreement Date, and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering any Company Stock Plan) shall adopt appropriate resolutions and take all other actions as may be required, including obtaining any consents, to provide that, immediately prior to the Effective Time, (i) each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled, and, in exchange therefor, each former holder of each such canceled Company Stock Option shall be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding of Taxes required by applicable Law in accordance with Section 3.02(h)) equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Common Stock previously subject to such Company Stock Option, multiplied by (B) the total number of Shares previously subject to such Company Stock Option, whether or not vested (such amount, the “Option Amount”), and (ii) each share of Company Restricted Stock shall vest in full in accordance with the terms of the applicable Company Stock Plan and the Shares issued thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 3.01(c). All amounts payable pursuant to this Section 3.03 shall be paid as promptly as practicable following the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments as promptly as practicable after the Effective Time in accordance with the foregoing and the terms of the Company Stock Options or the applicable Company Stock Plans pursuant to which they were issued (as modified pursuant hereto). Prior to the Share Acceptance Time, except as otherwise agreed to by the parties, the Company shall take such action such that the Company Stock Plans shall terminate as of the Effective Time.

(b) Employee Stock Purchase Plan. Between the Agreement Date and the Effective Time, (A) participation in the ESPP shall be limited to those employees who are participants on the Agreement Date; (B) ESPP participants may not increase the rate of their payroll deductions or purchase elections from those in effect on the Agreement Date; (C) no Purchase Period (as defined in the ESPP) shall be commenced (provided, however, except as otherwise provided herein, ESPP participants shall be entitled to make elections in accordance with the ESPP with respect to any Purchase Period which has commenced as of the Agreement Date); (D) if, with respect to a Purchase Period in effect on the Agreement Date, the Effective Time occurs prior to the Purchase Date (as defined in the ESPP) for such Purchase Period, upon the Effective Time, each purchase right under the ESPP outstanding immediately prior to the Effective Time shall be used to purchase from the Company whole shares of Company Common Stock (subject to the provisions of the ESPP regarding the maximum number and value of shares purchasable per participant) at the applicable price determined under the terms of the ESPP or the then outstanding Purchase Period using such date as the final Purchase Date for such Purchase Period, and any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following the Effective Time; and (E) the ESPP shall terminate, effective upon the earlier of the Purchase Date for the Purchase Period in effect on the Agreement Date and the Effective Time.

SECTION 3.04 Company Warrants. No Company Warrants, whether vested or unvested, shall be assumed by Parent, Merger Sub or the Surviving Corporation in the Merger. At the Effective Time, each unexercised Company Warrant that is outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled, and, in exchange therefor, each former holder of each such canceled Company Warrant shall be entitled to receive, in consideration of the cancellation of such Company Warrant and in settlement therefor, an amount in cash (without interest and subject to any applicable withholding of Taxes required by applicable Law in accordance with Section 3.02(h)) equal to (A) the excess, if any, of (1) the Merger Consideration over (2) the exercise price per share of Company Common Stock previously subject to such Company Warrant, multiplied by (B) the total number of Shares previously subject to such Company Stock Warrant. All amounts payable pursuant to this Section 3.04 shall be paid as promptly as practicable following the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments as promptly as practicable after the Effective Time in accordance with the foregoing and the terms of the Company Warrant, subject to the receipt of a duly completed and validly executed letter of transmittal, substantially in the same form as the letter of transmittal contemplated by Section 3.02(b) and such other documents as may reasonably be required by the Parent or the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.01 Representations and Warranties of the Company. Except (i) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, prior to the Agreement Date and pursuant to the Exchange Act (the “Filed SEC Documents”), other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature (it being understood that any matter disclosed in any Filed SEC Document shall be deemed to be disclosed in a section of the Company Disclosure Schedule only to the extent that it is reasonably apparent on the face of such disclosure in such Filed SEC Document that such disclosure is applicable to such section of the Company Disclosure Schedule), other than, in each case, any matters disclosed for purposes of Sections 4.01(c), 4.01(j), 4.01(k), 4.01(q) (provided, however, disclosures set forth in subsections of Section 4.01(q) shall be deemed to be so disclosed in other subsections thereof, other than disclosures in connection with the paragraph immediately after subsection (xxiv) thereof, which disclosures shall be set forth in Section 4.01(q)(xxv) of the Company Disclosure Schedule) and 4.01(t) or (ii) as set forth in the Company Disclosure Schedule without regard to whether the subsections (and provisions thereof) of this Section 4.01 include a reference to the Company Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which its relevance is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

(a) Organization, Standing and Corporate Power. The Company is duly organized, validly existing and in good standing under the Laws of the Commonwealth of Pennsylvania and has all requisite corporate power and authority to carry on its business as presently conducted and as presently proposed to be conducted. Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate (or similar) power and authority to carry on its business as presently conducted and as presently proposed to be conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent, prior to the execution of this Agreement, true and complete copies of the Company Articles of Incorporation, the Company Bylaws and the comparable organizational documents of each of its Subsidiaries, in each case as amended to the date hereof. The Company has made available to Parent true and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof) of, and resolutions approved and adopted at, all meetings of the stockholders of the Company and each of its Subsidiaries, the Company Board and the boards of directors of each of its Subsidiaries and the committees of each of such boards of directors, in each case held since January 1, 2008. The Company is not in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws.

(b) Subsidiaries. Section 4.01(b) of the Company Disclosure Schedule lists, as of the Agreement Date, each Subsidiary of the Company and the jurisdiction of organization thereof. All issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens and any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests, other than Permitted Liens. Except for the capital stock of, or voting securities or equity interests in, its Subsidiaries, and except as set forth on Section 4.01(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, limited liability company, partnership, joint venture, association or other entity.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, and 19,998,100 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on May 13, 2011, (A) (1) 77,028,457 shares of Company Common Stock were issued and outstanding (which number includes 78,419 Shares scheduled to vest after the Agreement Date (such shares, the “Company Restricted Stock”)) and (2) no Shares were held by the Company in its treasury, (B) 2,662,048 Shares were reserved and available for issuance pursuant to the Company’s 2007 Omnibus Equity Compensation Plan, and 31,054 Shares were reserved and available for issuance pursuant to the Company’s Employee Stock Purchase Plan (such plan, the “ESPP”; the foregoing plans, collectively, the “Company Stock Plans”), (C) 10,114,152 Shares were subject to outstanding options to acquire Shares from the Company (such options, the “Company Stock Options”), (D) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury, and (E) the Company had outstanding warrants (the “Company Warrants”) to purchase 1,100,000 (all of which are exercisable) Shares at an exercise price of $3.41 per share, which were granted pursuant to the Company’s Senior Secured Note and Warrant Purchase Agreement, dated as of July 30, 2007 (“Note and Warrant Purchase Agreement”), by and among the Company, the Purchasers (as defined therein) and LB I Group Inc., as Collateral Agent. Prior to the Agreement Date, the warrant certificate for the Company

Warrants was amended to provide for the treatment of the Company Warrants provided in Section 3.04 of this Agreement.

(ii) Section 4.01(c)(ii)(A) of the Company Disclosure Schedule sets forth a true and complete list, as of May 13, 2011, of all outstanding Company Stock Options, indicating, with respect to each Company Stock Option then outstanding, (A) the name of each holder of each Company Stock Option, (B) whether such Company Stock Option is an incentive stock option, (C) the number of Shares or other shares subject to such Company Stock Option, (D) the country in which the holder of such Company Stock Option resides, if outside of the United States, (E) the relationship of the holder of such Company Stock Option to the Company including the name of the employer if the holder is an employee and the country in which such employer is located, (F) the name of the plan under which such Company Stock Option was granted if it was not granted under the Company’s 2007 Omnibus Equity Compensation Plan, (G) the exercise price, date of grant, vesting schedule and expiration date thereof. Section 4.01(c)(ii)(B) of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Company Warrants indicating, with respect to each Company Warrant, (1) the name of each holder of such Company Warrant, (2) the number of Shares subject to such Company Warrant, (3) the country in which the holder of such Company Warrant resides, if outside of the United States, (4) the relationship of the holder of such Company Warrant to the Company including the name of the employer if the holder is an employee and the country in which such employer is located and (5) the exercise price, date of grant, vesting schedule and expiration date thereof. Section 4.01(c)(ii)(C) of the Company Disclosure Schedule sets forth a true and complete list of all shares of Company Restricted Stock, indicating, with respect to each share of Company Restricted Stock, (1) the name of each holder of each share of Company Restricted Stock, (2) the number of shares of Company Restricted Stock held by each holder, (3) the country in which the holder of such share of Company Restricted Stock resides, if outside of the United States, (4) the relationship of the holder of such share of Company Restricted Stock to the Company including the name of the employer if the holder is an employee and the country in which such employer is located, (5) the name of the plan under which such share of Company Restricted Stock was granted if it was not granted under the Company’s 2007 Omnibus Equity Compensation Plan, and (6) the vesting, forfeiture or repurchase conditions to which such share of Company Restricted Stock is subject.

(iii) Except as set forth in Section 4.01(c)(i), at the close of business on May 13, 2011, no shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Between May 13, 2011 and the Agreement Date, (A) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of Shares issued in accordance with the terms of the then-outstanding equity awards granted pursuant to the Company Stock Plans and issuances set forth in Section 4.01(c)(iii) of the Company Disclosure Schedule], and (B) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or interests representing or convertible into the right to acquire shares of capital stock of the Company or its Subsidiaries.

(iv) There are no outstanding options or other rights to purchase shares of capital stock or other ownership interests in any Subsidiary of the Company or restricted stock, restricted stock units, performance awards, or other benefits granted that are payable in capital stock or other ownership interests in any Subsidiary of the Company, and none of the Company’s Subsidiaries has any equity incentive plan, employee stock purchase plan, or any similar plan, agreement or arrangement.

(v) All outstanding Shares are, and all shares of Company Common Stock which may be issued pursuant to the Company Warrants, or the Company Stock Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All Company Stock Options were issued pursuant to and in accordance with, the Company Stock Plans. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, Company Stock Options prior to, or otherwise knowingly coordinate the grant of Company Stock Options with, the release or other public announcement of material information regarding the Company or any of its Subsidiaries or their financial results or prospects.

(vi) There is no Indebtedness of the Company convertible into, or exchangeable for, equity securities of the Company (“Convertible Company Debt”). Except for any obligations pursuant to this Agreement or as otherwise set forth in this Section 4.01(c), there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (A) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or any Convertible Company Debt, (B) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (C) that give any Person any right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Shares of the capital stock of any Subsidiary of the Company.

(vii) There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company, other than pursuant to the Company Stock Plans. Except for the Tender and Voting Agreements, (i) neither the Company nor any of its Subsidiaries is a party to any voting or other agreement with respect to the voting of any such securities and (ii) to the Knowledge of the Company, as of the date hereof, there are no irrevocable proxies and no voting agreements with respect to any such securities.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement, subject, in the case of the Merger, to receipt of the Shareholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Shareholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether considered in a proceeding in equity or at law). Unless the Merger is consummated pursuant to Section 2.01(b), the Shareholder Approval is the only vote of the holders of any class or series of capital stock of the Company necessary, if any, for the Company to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

(ii) The execution and delivery by the Company of this Agreement do not, and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Company Articles of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (ii) subject to the filings and other matters referred to in Section 4.01(e) or except as set forth on Section 4.01(d) of the Company Disclosure Schedule, (A) any agreement, understanding, contract, note, bond, deed, mortgage, lease, sublease, license, sublicense, instrument, undertaking or other binding obligation, whether written or oral, to which the Company or any Subsidiary of the Company is a party, by which the Company or any Subsidiary of the Company or any of their assets is bound or under which the Company or any Subsidiary of the Company has any obligation (a “Contract”), or (B) any statute, law, ordinance, rule or regulation of any Governmental Entity (“Law”) or any court decision, order, writ, injunction, award, judgment or decree of any Governmental Entity (“Judgment”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets other than, in the case of clause (ii) above, any such conflicts violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) Required Filings and Consents. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, or political subdivision thereof, any court, tribunal, arbitrator, or any administrative, regulatory (including any stock exchange or similar self-regulatory organization), or other governmental agency, commission or authority (including any quasi-governmental body exercising any regulatory, Tax or other governmental or quasi-governmental authority) (each, a “Governmental Entity”) or any other Person is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, the consummation of the Offer or the consummation by the Company of the Merger or the other transactions contemplated by this Agreement, except for (1) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (2) compliance with the applicable requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”) and the Exchange Act, including the filing of the Schedule 14D-9 contemplated by Section 1.02(c) and, if required by applicable Law in connection with obtaining the Shareholder Approval, the filing with the SEC and mailing to the shareholders of the Company of a proxy statement prepared pursuant to Section 14 of the Exchange Act regarding the Merger (the “Proxy Statement”) and the other transactions contemplated hereby, (3) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania, the certificate of merger with the Secretary of State of the State of Delaware and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (4) any filings or notices required under the rules and regulations of The NASDAQ Stock Market, (5) compliance with applicable foreign or state securities or “blue sky laws,” (6) such consents, approvals, orders, authorizations, registrations, declarations, filings and notices as set forth on Section 4.01(e) of the Company Disclosure Schedule and (7) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) SEC Documents; Financial Statements.

(i) The Company has timely filed or furnished all reports, schedules, forms, statements and other documents with the SEC required to be filed or furnished by the Company since January 1, 2009 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “SEC Documents”). As of their respective dates of filing, or, if amended, as of the date of the last such amendment, (A) the SEC Documents complied, and all reports, schedules, forms, statements and other documents required to be filed with the SEC after the date hereof will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) except to the extent amended or superseded by a subsequent filing with the SEC prior to the Agreement Date, none of the SEC Documents contained (and none of the reports, schedules, forms, statements or other documents required to be filed with the SEC after the date hereof will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company is required to file any forms, schedules, statements, reports or other documents with the SEC. Each SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Since January 1, 2009 until the Agreement Date, there have been no comment letters received by the Company from the SEC and relating to the SEC Documents. As of the Agreement Date, there are no outstanding or unresolved comments in such comment letters received by the Company from the SEC. The Company has not received any written notice from the SEC that any of the SEC Documents is the subject of any ongoing review by the SEC. There are no amendments or modifications, which are or will be required to be filed with the SEC, but have not yet been filed with the SEC, to (A) agreements, documents or other instruments which previously have been filed by the Company with the SEC pursuant to the Exchange Act or (B) the SEC Documents.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved and fairly present in all material respects the consolidated financial position and consolidated shareholders’ equity of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and consolidated cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited quarterly statements, to customary year-end adjustments).

(iii) Except for those (A) Liabilities reflected (or for which adequate reserves were established) in the audited consolidated balance sheet of the Company as of December 31, 2010 (or the notes thereto) included in the Filed SEC Documents, (B) Liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2010 and (C) Liabilities incurred in connection with this Agreement or the transactions contemplated hereby, neither the Company nor any Subsidiary of the Company has any liabilities (absolute, accrued, matured, unmatured, fixed, contingent or otherwise) (each, a “Liability”). Neither the Company nor any Subsidiary of the Company is a party to, nor does it have any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 303(a)(4) of Regulation S-K).

(iv) The Company has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15(d)-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(v) The Company has established and maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that complies in all material respects with the requirements of the Exchange Act. Such internal controls are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the Agreement Date, to the Company’s auditors and audit committee (and made available to Parent a summary of such disclosure) (A) any “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. For purposes of this Agreement, “significant deficiencies” and “material weaknesses” have the meanings assigned to them by the Public Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3, as in effect on the date hereof. The principal executive officer and principal financial officer of the Company have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 with respect to the SEC Documents and the statements contained in any such certifications are complete and correct in all material respects, and the Company is otherwise in material compliance with all applicable provisions of the Sarbanes-Oxley Act of 2002.

(vi) Since January 1, 2008, (i) neither the Company nor any Subsidiary of the Company has received any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any material concerns from employees of the Company any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company and (ii) no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company Board or any committee thereof or to the General Counsel or Chief Executive Officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(g) Absence of Certain Changes or Events. Except as contemplated by this Agreement, since December 31, 2010, and until the Agreement Date, the Company and the Subsidiaries of the Company have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and there has not occurred:

(i) any Material Adverse Effect; or

(ii) any action of the type described in Section 5.01(b) which, had such action been taken after the Agreement Date, would be in violation of such Section.

(h) Litigation. There is no material suit, claim, action, proceeding, hearing, notice of violation, arbitration, demand letter, or, to the Knowledge of the Company, investigation pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company (including by virtue of indemnification or otherwise) or their respective assets or properties, or any of their respective current or former directors, officers or employees (in their capacities as such or relating to their services or relationship with the Company or any Subsidiary of the Company). Neither the Company nor any Subsidiary of the Company is subject to any material outstanding Judgment. Neither the Company nor any Subsidiary of the Company has any suit, claim, action, proceeding, claim, mediation, arbitration or investigation pending against any other Person.

(i) Compliance; Regulatory Compliance. Other than FDA and related matters, healthcare regulatory compliance matters, labor and employment matters, employee benefits matters, tax matters, hazardous materials and environmental matters or intellectual property matters, which are the subjects of Section 4.01(j), Section 4.01(k), Section 4.01(l), Section 4.01(n), Section 4.01(o), Section 4.01(p), Section 4.01(t), respectively:

(i) Each of the Company and the Company’s Subsidiaries (i) has been operated at all times in compliance with all Laws and Judgments applicable to the Company or any of the Company’s Subsidiaries or by which any property, business or asset of the Company or any of the Company’s Subsidiaries is bound or affected and (ii) is not in default or violation of any governmental licenses, permits or franchises to which the Company or any of the Company’s Subsidiaries is a party or by which the Company or any of the Company’s Subsidiaries or any property or asset of the Company or any of the Company’s Subsidiaries is bound or affected other than, in the case of clauses (i) and (ii) above, failures to comply, defaults or violations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of the Company’s Subsidiaries has received any written notice or Claim nor has any Claim been commenced or, to the Company’s Knowledge, brought, initiated, or threatened against the Company or any Subsidiary of the Company, that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any applicable Law or Judgment.

(ii) Neither the Company nor any of the Company’s Subsidiaries, nor any of its or their Representatives, acting on their behalf, has, in connection with the operation of their respective businesses, (i) used or promised any funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, as if it were applicable at that time, or any other similar applicable Law, (ii) paid, promised, accepted or received any unlawful contributions, payments, expenditures, gifts or anything else of value, or (iii) violated or operated in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws of any Governmental Entity. During the last three years, neither the Company nor any Subsidiary of the Company has received any written communication that alleges that the Company or any Subsidiary of the Company, or any director, officer, agent, employee or other Person action on behalf of the Company or any Subsidiary of the Company, is in violation of, or has any material Liability under, the Foreign Corrupt Practices Act of 1977, as amended.

(iii) Each of the Company and the Company’s Subsidiaries has in effect all required filings, licenses, permits, certificates, exemptions, orders, consents, clearances, registrations, approvals and authorizations of all Governmental Entities and third Persons necessary for the conduct of the Company’s and the Company’s Subsidiaries’ business and the use of their properties and assets, as presently conducted and used (the “Company Permits”), and all Company Permits are valid and in full force and effect in all material respects. Neither the Company nor any of the Company’s Subsidiaries has received written notice from any

Governmental Entity or third Person that any such Company Permit is subject to any adverse action.

(j) FDA and Related Matters.

(i) The Company and its Subsidiaries have all Registrations required to conduct their business as currently conducted, and Section 4.01(j)(i) of the Company Disclosure Schedule sets forth a true and complete list of such Registrations. Each of the Registrations is valid and subsisting in full force and effect. Except as set forth in Notice published by the United States Food and Drug Administration (“FDA”) at Federal Register, 75:47307, August 5, 2010, to the Knowledge of the Company, neither the FDA nor any comparable Regulatory Authority is considering limiting, suspending or revoking such Registrations or changing the marketing classification or labeling of the products of the Company or any Subsidiary of the Company. To the Knowledge of the Company, there is no false or misleading information or material omission in any product application or other submission to the FDA or any comparable Regulatory Authority. To the Knowledge of the Company, the Company and each of its Subsidiaries have fulfilled and performed their obligations under each Registration, and no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration. To the Knowledge of the Company, any third party that is a manufacturer or contractor for the Company or any Subsidiary of the Company is in compliance with all Registrations insofar as they pertain to the manufacture of product components or products for the Company or any Subsidiary of the Company.

(ii) All products developed, tested, investigated, manufactured, distributed, marketed, or sold by or on behalf of the Company or any Subsidiary of the Company that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority have been and are being developed, tested, investigated, manufactured, distributed, marketed, and sold in compliance with FDA Laws or any other applicable Law, including those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, adverse event reporting and reporting of corrections and removals, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iii) There are no enforcement actions (including any administrative proceeding, prosecution, injunction, seizure, civil penalty, or debarment action) pending or threatened in writing by or on behalf of FDA or any other Regulatory Authority that has jurisdiction over the operations of the Company and its Subsidiaries and, to the Knowledge of the Company, no circumstances that would reasonably form the basis of any such action. Since January 1, 2000, and except as set forth on Section 4.01(j)(iii) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has received any Form FDA-483, notice of adverse finding, FDA warning letters, notice of violation or “untitled letters,” notice of FDA action for import detentions or refusals, or any other notice from the FDA or other comparable Regulatory Authority alleging or asserting noncompliance with any applicable Laws or Registrations. Except as set forth on Section 4.01(j)(iii) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company is subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority. The Company and its Subsidiaries have made all notifications, submissions and reports required by FDA Laws or any other applicable Law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority (or were corrected in or supplemented by a subsequent filing). To the Company’s Knowledge, no basis for Liability exists with respect to any such notification, submission, or report.

(iv) Except as set forth on Section 4.01(j)(iv) of the Company Disclosure Schedule, no product distributed or sold by or on behalf of the Company or any Subsidiary of the Company has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing since January 1, 2000, and to the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such product; (ii) a change in the labeling of any such product; or (iii) a termination, seizure or suspension of the marketing or distribution (including for commercial, investigational, or any other use) of any such product. No proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention or seizure of any such product are pending or threatened against the Company or any Subsidiary of the Company.

(k) Healthcare Regulatory Compliance.

(i) Neither the Company nor any Subsidiary of the Company, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Subsidiary of the Company, nor, to the Knowledge of the Company any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of the Company or any Subsidiary of the Company, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Entity concerning compliance with Federal Health Care Program Laws.

(ii) Neither the Company nor any Subsidiary of the Company, nor any officer, director, managing employee (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Subsidiary of the Company nor, to the Knowledge of the Company any agent (as such term is defined in 42 C.F.R. § 1001.1001(a)(1)(ii)) of the Company or any Subsidiary of the Company: (i) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (ii) has had a civil monetary penalty assessed against it, him or her under Section 1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the “SSA”); (iii) is currently listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (iv) to the Knowledge of the Company, is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense; or (v) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program.

(iii) The Company and its Subsidiaries, and each of the officers, directors, managing employees, agents (as those terms are defined in 42 C.F.R. § 1001.1001) of the Company or any Subsidiary of the Company, and, to the Knowledge of the Company, any other person with a relationship with the Company or any of its Subsidiaries (as such terms are described in 42 C.F.R. § 1001.1001(a)(1)(ii)) are, and at all times have been, in material compliance with federal and state criminal and civil Laws (including without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), Federal False Claims Act (31 U.S.C. § 3729 et. seq.), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq., and any comparable state or local laws) and the regulations promulgated pursuant to such Laws, the violation of which are cause for civil or criminal penalties or mandatory or permissive exclusion from Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) or any other state or federal health care program (each, a “Federal Health Care Program Law”). There is no legal action excluding any sealed action, pending or received, against the Company or any of its Subsidiaries, that could reasonably be expected to result in its exclusion from participation in any Federal Health Care Program or other third party payment programs in which the Company or any of its Subsidiaries participates. In addition, and without limiting the foregoing, the Company and its Subsidiaries, are, and at all times have been, in material compliance with any federal, state, local, foreign, criminal and civil Laws that (i) require companies to adopt or maintain a compliance program or marketing code of conduct that relates to payments made to healthcare professionals, (ii) limit the payments that may be provided to healthcare professionals, or (iii) require certain payments provided to healthcare professionals to be reported or disclosed.

(iv) To the Knowledge of the Company, there are no pending or threatened filings against the Company or any Subsidiary of the Company of an action relating to the Company or any Subsidiary of the Company under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

(v) To the Knowledge of the Company, neither the Company nor any Subsidiary of the Company is under investigation by any Governmental Entity for a violation of the Health Insurance Portability and Accountability Act of 1995, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”), or the regulations contained in 45 C.F.R. Parts 160 and 164 (the “Federal Privacy and Security Regulations”), including receiving any notices from the United States Department of Health and Human Services Office of Civil Rights relating to any such violations. Neither the Company nor any of its Subsidiaries is a “covered entity” as that term is defined in HIPAA. The Company has been in compliance in all material respects with federal and state data breach laws.

(vi) To the extent the Company or any Subsidiary of the Company provides to customers or others reimbursement coding or billing advice regarding products offered for sale by the Company or any Subsidiary of the Company and procedures related thereto, such advice is (i) true and complete, (ii) in compliance with the payment requirements of Medicare and other Federal Health Care Program Laws, (iii) conforms to the applicable American Medical

Association’s Current Procedural Terminology (CPT), the International Classification of Disease, Ninth Revision, Clinical Modification (ICD-9 CM) and other applicable coding systems, (iv) includes a disclaimer advising customers to contact individual payers to confirm coding and billing guidelines, and (v) has been independently verified and supports accurate claims for reimbursement by federal, state and commercial payors.

(vii) The Company and each Subsidiary of the Company has adopted a code of ethics and has an operational healthcare compliance program, covering the seven elements of an effective compliance program described in Compliance Program Guidance published by the Office of Inspector General Health and Human Services Department, which governs all employees, including sales representatives and their interactions with their physician and hospital customers.

(viii) All agreements or other arrangements currently in effect between the Company or any of its Subsidiaries and any physician for services are in writing, describe bona fide services required by the Company or its Subsidiaries, as the case may be, and provide for compensation that is no more than fair market value for such services determined as of the date such agreement was entered into by the Company or any of its Subsidiaries and such physician. Except for confidentiality agreements, non-disclosure agreements or their foreign equivalent and agreements set forth on Section 4.01(k) of the Company Disclosure Schedules, all agreements or arrangements currently in effect with health care professionals for services to or investments in the Company and its Subsidiaries, directly or indirectly, have been made available to Parent and all true and complete amounts paid to physician consultants in 2010 are listed on Section 4.01(k) of the Company Disclosure Schedules. All payments made by the Company or any of its Subsidiaries to any health care professional for services rendered by such health care professional have been made at fair market value determined as of the date such agreement was entered into by the Company or any of its Subsidiaries with any such physician.

(ix) Neither the Company nor any of the Company’s Subsidiaries has received any written notice or Claim nor has any Claim been commenced or, to the Company’s Knowledge, brought, initiated, or threatened against the Company or any Subsidiary of the Company, that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any applicable Federal Health Care Program Law.

(x) Each of the Company and the Company’s Subsidiaries has in effect all required healthcare-related filings, licenses, permits, certificates, exemptions, orders, consents, clearances, registrations, approvals and authorizations of all Governmental Entities and third Persons necessary for the conduct of the Company’s and the Company’s Subsidiaries’ business and the use of their properties and assets, as presently conducted and used (the “Health Care Permits”). All Health Care Permits are valid and in full force and effect in all material respects and the Company and the Company Subsidiaries are in material compliance with all material terms and conditions of such Health Care Permits. Neither the Company nor any of the Company’s Subsidiaries has received written notice from any Governmental Entity or third Person that any such Health Care Permit is subject to any adverse action.

(l) Labor and Employment Matters.

(i) Neither the Company nor any of its Subsidiaries are a party to, or bound by, any collective bargaining agreement, labor agreement, work rules or practices, or any other labor-related agreements or arrangements with any labor union, labor organization or works council covering any of their respective employees. To the Company’s Knowledge, no employees of the Company and/or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company and/or its Subsidiaries and there are no current union certification, representation or organization efforts with respect to the Company’s and/or its Subsidiaries’ employees. There are no current, pending or, to the Company’s Knowledge, threatened labor strikes, slowdowns, work stoppages or lockouts with respect to the Company’s and/or its Subsidiaries’ employees. To the Company’s Knowledge, (i) there are no or material arbitrations, grievances, or labor disputes with respect to the Company’s and/or its Subsidiaries’ employees and (ii) there is no unfair labor practice charge or complaint against the Company and/or any of its Subsidiaries pending or threatened.

(ii) Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are presently in compliance with all applicable Laws related to employment and employment practices, including, all applicable Laws respecting terms and conditions of employment, equal employment opportunity, employment discrimination, wage and hour, immigration, occupational health and safety, workers’ compensation, the payment of social security and other employment taxes, disability rights or benefits, plant closures and layoffs, affirmative action, labor relations, employee leave issues and unemployment insurance.

(iii) To the Company’s Knowledge, and except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, no employee of the Company and/or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, consulting agreement, Restrictive Covenant, common law nondisclosure obligation, fiduciary duty, or other obligation to a former employer of any such employee relating (i) to the right of any such employee to work for the Company or any of its Subsidiaries or (ii) to the knowledge or use of trade secrets or proprietary information.

(iv) To the Company’s Knowledge, no management-level (at the director level or above) or executive employee of the Company and/or any of its Subsidiaries presently intends to terminate his or her employment.

(v) The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any material breach or other violation of any employment agreement, consulting agreement, collective bargaining agreement or any other labor-related agreement to which Company or any of its Subsidiaries is a party. In connection with the execution of this Agreement and the consummation of the transactions contemplated by this Agreement, either (i) the Company and its Subsidiaries are not required to provide notice to or consult with, or (ii) the Company and its Subsidiaries have provided any required notice to, or engaged in any required consultation with, any labor union, labor organization or works council, pursuant to any collective bargaining agreement, works council contract or any other labor-related agreement to which the Company or any of its Subsidiaries is a party or pursuant to applicable Law.

(vi) Neither the Company nor any of its Subsidiaries has incurred any Liability or obligation under the Worker Readjustment and Notification Act or any other comparable state or local Law in the United States which remains unsatisfied.

(m) Affiliate Transactions. Since December 31, 2008, except as set forth in Section 4.01(m) of the Company Disclosure Schedule, no event or transaction has occurred or been proposed and there have been no agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company and any (i) officer or director of the Company or any Subsidiary of the Company, other than as part of such person’s employment or service with the Company or any Subsidiary of the Company, (ii) beneficial owner of five percent (5%) or more of any voting securities of the Company, or (iii) any Affiliate of the Company (other than any Subsidiary of the Company), in each case of the type that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

(n) Employee Benefit Matters.

(i) Section 4.01(n)(i) of the Company Disclosure Schedule contains a true, complete and correct list of each Company Benefit Plan and separately identifies each Company Benefit Plan that is (1) an “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or (2) an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA). Neither the Company, any of its Subsidiaries nor any of the Controlled Group Members has any Liability with respect to any employee benefit plan, Contract, program, fund or arrangement in the nature of those arrangements described in the definition of Company Benefit Plan, other than the Company Benefit Plans. The Company has made available to Parent true, complete and correct copies of (A) each Company Benefit Plan (or a written summary of any unwritten plan or arrangement), together with all amendments thereto, (B) in the case of any Company Benefit Plan for which Forms 5500 are required to be filed, the two (2) most recent annual reports on Form 5500 with schedules attached filed with the Internal Revenue Service, (C) in the case of any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code, the most recent determination letter from the Internal Revenue Service, (D) with respect to each Company Benefit Plan, each trust agreement, insurance or group annuity contract, administration and similar agreements, and investment management or investment advisory agreements, (E) with respect to each Company Benefit Plan, the most recent summary plan description, or summary of material modifications, and (F) all personnel, payroll and employment manuals, handbooks and policies.

(ii) (A) Each Company Benefit Plan has been established and administered in all material respects in accordance with its terms and with applicable Law (including ERISA and the Code) and the regulations thereunder and each of the Company and any of its Subsidiaries has in all respects met its obligations with respect to each Company Benefit Plan and has timely made or accrued (or timely shall make or accrue) all required contributions thereto and paid all benefits thereunder, (B) all filings, reports, returns, and similar documents, as to each Company Benefit Plan required to have been submitted to the Internal Revenue Service or to the United States Department of Labor, or to any other Governmental Entity, have been timely submitted, (C) there have been no (1) non-exempt prohibited transactions (as defined in Section 4975(c) of the Code and Section 406 of ERISA) with respect to any such Company Benefit Plan that is subject to Section 4975 of the Code or Section 406 of ERISA, where the Company or, to the Knowledge of the Company, any party dealing with such Company Benefit Plan or any such trust would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code or (2) to the Knowledge of the Company, breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to the Company Benefit Plans that are subject to ERISA that could reasonably be expected to result in any Liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries, and (D) all Company Benefit Plans that are intended to be qualified for Federal income tax purposes have been the subject of determination letters from the Internal Revenue Service to the effect that such Company Benefit Plans are so qualified and the Company Benefit Plan and the trust related thereto are exempt from Federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation been threatened and nothing has occurred that would adversely affect the qualification of any such plan.

(iii) Neither the Company, its Subsidiaries nor any of the Controlled Group Members has ever (A) maintained any “employee benefit plan” within the meaning of Section 3(3) of ERISA that was subject to Section 412 of the Code or Title IV of ERISA or had any Liability with respect to such plan, or (B) been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) that is subject to ERISA. No Company Benefit Plan is funded by, associated with or related to a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code. “Controlled Group Member” means any employer that would be considered a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code.

(iv) All Liabilities or expenses of the Company in respect of any Company Benefit Plan (including workers compensation) which have not been paid, have been properly accrued on the Company’s most recent financial statements included in the Filed SEC Documents in compliance with GAAP, other than Liabilities and expenses incurred in the ordinary course of business consistent with past practice since the date of such financial statements;

(v) Except as set forth in Section 4.01(n)(v) of the Company Disclosure Schedule, to the extent permitted by applicable Law, each Company Benefit Plan is amendable and terminable unilaterally by the Company or one of more of its Subsidiaries at any time without Liability to the Company or any of its Subsidiaries as a result thereof.

(vi) Section 4.01(n)(vi) of the Company Disclosure Schedule sets forth, as of the Agreement Date, each Company Benefit Plan that provides health or other welfare benefits (whether or not insured) with respect to employees or former employees (or any of their beneficiaries) of the Company or any of its Subsidiaries after retirement or other termination of service (other than coverage or benefits required to be provided under Part 6 of Subtitle B of Title I of ERISA).

(vii) There are no actions, suits, proceedings, claims, arbitrations, audits or investigations that are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, other than routine claims for benefits.

(viii) Except as set forth in Section 4.01(n)(viii) of the Company Disclosure Schedule, the negotiation or consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event (including as a result of termination of employment on or following the Closing), (A) entitle any current or former employee or officer of the Company or any of its Subsidiaries to severance pay, or any other payment from the Company or any of its Subsidiaries, or (B) accelerate the time of payment or vesting, cause a lapse of repurchase rights, trigger any payment or funding (through a grantor trust or otherwise) of, or compensation or benefits under, increase the amount payable or trigger any other obligation pursuant to any Company Benefit Plan or increase the amount of compensation due any such employee or officer. Except as set forth in Section 4.01(n)(viii) of the Company Disclosure Schedule, there is no Company Benefit Plan or other plan, Contract, program, fund or arrangement of any kind, that, individually or collectively, has given rise or could give rise to the payment of any amount that would not be deductible pursuant to (A) Sections 280G of the Code (determined without regard to Section 280G(b)(4) of the Code) or (B) Section 162(m) of the Code.

(ix) Except as set forth in Section 4.01(n)(ix) of the Company Disclosure Schedule, no Company Benefit Plan covers employees of the Company or any of its Subsidiaries outside of the United States.

(x) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of Internal Revenue Service Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder except, in each case, for noncompliance that would not result in material liability to the Company or an employee of the Company.

(xi) Each plan, arrangement, agreement or contract that would otherwise meet the definition of a “Company Benefit Plan” but which is subject to any Law other than U.S. federal, state or local Law (“Foreign Plan”) has been administered in compliance in all material respects with its terms and operated in compliance in all material respects with applicable Laws. Each Foreign Plan required to be registered or approved by a non-U.S. governmental entity has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that could reasonably be expected to materially affect any such approval relating thereto or increase the costs relating thereto in a manner material to the Company and its Subsidiaries as a whole. To the Company’s Knowledge, each Foreign Plan is fully funded or fully insured on an ongoing and termination or solvency basis (determined using reasonable actuarial assumptions) in compliance with applicable Law, and the fair market value of the assets held under each Foreign Plan that is a pension plan or that is funded on an actuarial basis is sufficient so as to permit a termination of each such Foreign Plan, in full compliance with applicable Law (to the extent such a fully funded or fully insured Foreign Plan may be terminated in accordance with applicable Law), immediately after the Closing Date without Parent, the Surviving Corporation or any of their Affiliates being required to make additional contributions to such Foreign Plan (or related trust) or to incur any liability with respect to the funding or payment of benefits under such Foreign Plan. The parties acknowledge and agree that this Section 4.01(n)(xi) contains the only representations and warranties in this Agreement applicable to any Foreign Plans.

(xii) The term “Company Benefit Plan” means each (A) employment, consulting, indemnification, severance, salary continuation, change in control or termination agreement or arrangement between the Company or any of its Subsidiaries, on the one hand, and any current or former employee, officer or director of the Company or any of its Subsidiaries, on the other hand, other than any agreement or arrangement mandated by applicable Law, and (B) bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, stock option, phantom stock, restricted stock or other equity-based compensation, retirement, savings, workers’ compensation, vacation, paid time off, perquisite, fringe benefit, indemnification, disability, death benefit, hospitalization, medical or other employee benefits plan, policy, program, arrangement or understanding, in each case sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries, whether or not funded, in respect of any present or former employees, directors, or officers of the Company or any of its Subsidiaries, which are sponsored or maintained by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is obligated to make payments, transfers, or contributions, or under which any of them has or would be reasonably likely to have any liability for premiums or benefits for the benefit of any present or former employees or directors of the Company or any of its Subsidiaries; provided, however, the foregoing definition of “Company Benefit Plan” shall only be deemed to apply with respect to the former employees, directors and/or officers of the Company and/or its Subsidiaries to the extent the Company and/or its Subsidiaries has any continuing obligations.

(o) Taxes.

(i) The Company and each of its Subsidiaries have filed with the appropriate taxing authorities all material Tax Returns required to be filed by them and all such Tax Returns were true, complete and correct in all material respects and were prepared in material compliance with all Laws. All material Taxes required to be paid by the Company and each of its Subsidiaries have been paid (regardless of having been shown as due on any such return), except for those Taxes for which adequate reserves have been established in the financial statements included in the Filed SEC Documents in accordance with GAAP. There are no material Liens related to Taxes on any assets of the Company or any of its Subsidiaries other than Liens relating to Taxes not yet due and payable.

(ii) The Company and each of its Subsidiaries have withheld all material federal, state, local and foreign Taxes required to be withheld in connection with amounts owing to any employee, independent contractor, creditor, shareholder or any other third party. Neither the Company nor any of its Subsidiaries has received any written notice of any material Tax deficiency outstanding, proposed or assessed against the Company or any of its Subsidiaries. Except as set forth on Section 4.01(o)(ii) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received any written notice of any audit examination, deficiency, refund litigation or proposed adjustment with respect to any Tax Return of the Company or any of its Subsidiaries.

(iii) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreements with any Person other than the Company or any Subsidiary, except for such agreements solely among the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is liable for the Taxes of any Person (other than the Company or any Subsidiary) under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by Contract, by operation of Law or otherwise.

(iv) Except for the U.S. affiliated group of which the Company and its Subsidiaries are now currently members and of which the Company is the common parent, neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary group for federal, state, local or foreign Tax purposes for any taxable period for which the applicable statute of limitations has not expired.

(v) Neither the Company nor any of its Subsidiaries has granted any outstanding waiver of any statute of limitations with respect to, or any outstanding extension of a period for the assessment of, any Tax.

(vi) Neither the Company nor any of its Subsidiaries has entered into, been a party to or otherwise participated (directly or indirectly) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any other “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b). The Company has disclosed on its federal income Tax Return all positions taken therein that could give rise to substantial understatement of federal income Taxes within the meaning of Section 6662 of the Code.

(vii) No Governmental Entity in a jurisdiction where the Company or a Subsidiary of the Company does not file Tax Returns has ever claimed that the Company or that Subsidiary, as the case may be, is subject to Liability for any Taxes by that jurisdiction or is required to file a Tax Return in that jurisdiction.

(viii) The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of March 31, 2011, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the audited consolidated balance sheet of the Company as of December 31, 2010 included in the Filed SEC Documents (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Effective Time in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns. Since December 31, 2010, neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(ix) There are no agreements or waivers extending the statutory period of limitation applicable to any Taxes of the Company or any Subsidiary for any period. There is no power of attorney given by or binding upon the Company or any Subsidiary with respect to Taxes for any period for which the statute of limitations (including any waivers or extensions) has not yet expired.

(x) Except as set forth in Section 4.01(o)(x) of the Company Disclosure Schedule, none of the Company or any Subsidiary will be required to include any material item of income, or exclude any material item of deduction from, taxable income for any taxable period ending after the Effective Time as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Effective Time, (ii) closing agreement (as described in Section 7121 of the Code) executed on or prior to the Effective Time, (iii) installment sale or open transaction disposition made on or prior to the Effective Time, (iv) prepaid amounts received on or prior to the Effective Time or (v) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of Tax Law).

(xi) None of the Company or any Subsidiary of the Company owns any real property in any jurisdiction in which a Tax is imposed upon the transfer of securities of an issuer having an interest in real property. The Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, and the shares of Company Common

Stock are “regularly traded on an established securities market” for purposes of Section 1445(b)(6) of the Code and Treasury Regulation Section 1.1445-2(c)(2).

(xii) Neither the Company nor any Subsidiary of the Company has been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 or Section 361 of the Code occurring during the two-year period ending on the date hereof.

(xiii) As used herein, the term “Taxes” means (i) all income, profits, capital gains, payroll, unemployment, customs duties, premium, compensation, franchise, gross receipts, capital, net worth, sales, use, withholding, social security, disability, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), excise, duties, levies, imposts, estimated, ad valorem, any amount owed in respect of any Law relating to unclaimed property or escheat and any other taxes of any kind (including any and all fines, penalties and additions attributable to or otherwise imposed on or with respect to any such taxes and interest thereon) imposed by or on behalf of any Governmental Entity and (ii) any Liability for or in respect of any amounts described in clause (i) as a transferee or successor, by Contract, or as a result of having filed any Tax Return on a combined, consolidated, unitary, affiliated or similar basis with any other Person. As used herein, the term “Tax Return” means any return, statement, election, schedule, report, form, or any other document, including in each case any amendments or attachments thereto, filed or required to be filed with any Governmental Entity or with respect to Taxes.

(p) Hazardous Materials.

(i) The Company and each of its Subsidiaries are in compliance with, and have at all times during the past five (5) years been in compliance in all material respects with, all applicable Environmental Laws, which compliance includes (A) the possession by the Company and each of its Subsidiaries of all permits and other governmental authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof, and (B) compliance with all Laws relating to or governing the importation, use, distribution and disposal of any materials, chemicals, equipment and substances within any member state of the European Union (and including any states, wherever located, that are not members of the European Union but have announced their intention to abide by the following Directives), including Directive 2006/121/EC of the European Parliament and of the Council of 18 December 2006 on the Registration, Evaluation, Authorisation and Restriction of Chemicals, as amended (REACH);

(ii) To the Knowledge of the Company, there is and has been no Release of or threatened Release of, and no Person has been exposed to, or alleged exposure to, any Hazardous Materials at or from the properties currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, or from any product manufactured by or for the Company or any of its Subsidiaries, or containing products manufactured by or for the Company or any of its Subsidiaries, which could reasonably be expected to give rise to any Liability under any

Environmental Laws or which is required to be investigated, remediated, corrected or reported by the Company or any of its Subsidiaries under any Environmental Laws;

(iii) Neither the Company nor any of its Subsidiaries has received any written or formal (or, if oral, reasonably likely to result in written or formal) notice, demand, letter, claim, action, cause of action, suit, proceeding, order or request for information (“Environmental Claim”), nor is there any pending or, to the Company’s Knowledge, threatened Environmental Claim, alleging that the Company or any of its Subsidiaries is or may be liable for violation or noncompliance under any Environmental Law (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties, or otherwise arising out of, based on, resulting from or relating to the presence, or release into the environment, of, or exposure to, any Hazardous Materials);

(iv) To the Company’s Knowledge, no event has occurred or circumstance exists that could reasonably be expected to (i) prevent, hinder or limit continued compliance with Environmental Laws, (ii) give rise to any investigatory, monitoring, remedial or corrective action obligations pursuant to Environmental Laws, (iii) require a material expenditure to comply with Environmental Laws or meet applicable standards thereunder, (iv) require the reformulation of any product or packaging in order to comply with Environmental Laws, or (v) cause or create a material violation or noncompliance under Environmental Laws;

(v) Neither the Company nor any of its Subsidiaries has used, manufactured, handled, stored, transported, treated, disposed, or arranged for the use, manufacturing, handling, storage, transportation, treatment or disposal of any Hazardous Material in a manner that could reasonably be expected to give rise to any material Liability under any Environmental Laws. To the Knowledge of the Company, no property or facility owned, leased, operated or used by the Company or any of its Subsidiaries at any time now or in the past for the transportation, treatment, manufacture, use, storage, deposit, handling or disposal of any Hazardous Material is listed or is proposed for listing on the National Priorities List or any similar federal, state or local compilation of contaminated sites, or is otherwise undertaking any investigation, monitoring, corrective action or remediation, or is subject to any requirement to investigate, monitor or remediate environmental conditions at any site, whether or not owned, lease, operated or used by the Company or any of its Subsidiaries;

(vi) None of the Company or any of its Subsidiaries has entered into any indemnity or other Contract with any other Person, imposing liabilities or obligations on the Company or any of its Subsidiaries under any Environmental Law, or regarding which the Company or any of its Subsidiaries could reasonably be expected to incur material Liability;

(vii) The Company has made available to Parent all material assessments, reports, data, results of investigations or audits, and other information that is in the possession of or reasonably available to the Company or any of its Subsidiaries regarding environmental matters pertaining to or the environmental condition of the business or properties of the Company or any of its Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws;

(viii) Neither the Company nor any of its Subsidiaries are required by any Environmental Law or by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Hazardous Materials, (ii) to remove or remediate Hazardous Materials, (iii) to give notice to or receive approval from any Governmental Entity, or (iv) to record or deliver to any Person or Governmental Entity any disclosure document or statement pertaining to environmental matters; and

(ix) For the purpose of this Section 4.01(p), “Company or any of its Subsidiaries” shall include any Person for which the Company or any Subsidiary of the Company has assumed any obligations under any Environmental Law by operation of Law or by Contract. “Environmental Law” means all Laws, including common law, relating to (A) pollution or the protection of the environment, natural resources or human health and safety, (B) the handling, use, storage, treatment, manufacture, processing, distribution, generation, containment, transportation, management, disposal, release or threatened release of any Hazardous Material, (C) the registration, evaluation, authorization, notification, recordkeeping, disclosure or restriction of any Hazardous Material, (D) to the extent relating to exposure to Hazardous Material or protection of the environment, safe and healthful working conditions and the protection of employees or any other Person from hazards, (E) emissions, discharges, releases or threatened releases of Hazardous Materials, (F) endangered or threatened species of fish, wildlife and plants, or the preservation of the environment or mitigation of adverse effects thereon, or (G) emissions or control of greenhouse gases. “Hazardous Material” means any chemical, pollutant, contaminant, or waste, or any substance that is (X) listed, classified or regulated as a “hazardous substance,” “hazardous material,” “hazardous chemical,” “hazardous waste,” “substance of very high concern” or similar terminology pursuant to any Environmental Law, (Y) petroleum or petroleum products or by-products, lead or lead-based paint or material, asbestos or asbestos-containing material, polychlorinated biphenyl, radioactive material, greenhouse gases, fungus, mold, mycotoxins, or radon or (Z) any other substance which is subject to regulation or oversight by any Governmental Entity pursuant to or under any Environmental Law. “Release” means spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including the abandonment or disposing of barrels, containers and other receptacles), whether intentional or unintentional, of any Hazardous Material.

(q) Material Contracts. Section 4.01(q) of the Company Disclosure Schedule sets forth a true and complete list of all Contracts (such Contracts, whether listed or required to be listed, collectively, the “Company Material Contracts”) that fall within the following categories:

(i) any Contract that by its terms provides for aggregate minimum required payments by or minimum purchase requirements from the Company and/or its Subsidiaries in an amount in excess of $500,000 during any twelve (12) month period after the Agreement Date, except for any such Contract that may be canceled, without penalty or other Liability to the Company or any of its Subsidiaries, upon notice of thirty (30) calendar days or less, and except for purchase orders for the sale of Products entered into in the ordinary course of business consistent with past practice;

(ii) any Contract that grants any right of first refusal or right of first offer or that limits or purports to limit the ability of the Company or any Subsidiary of the Company to own, operate, sell, transfer or otherwise dispose of any material amount of assets or businesses; provided, however, this subsection (ii) shall not be deemed to refer to Contracts described under Section 4.01(q)(viii) below (and Section 4.01(q)(viii) does not refer to Contracts described by this subsection (ii))

(iii) any note, bond, debenture, conditional sale agreement, equipment trust agreement, letter of credit agreement, loan agreement, credit agreement, indenture or other Contract for the borrowing or lending of money (including loans to or from any officer or director of the Company or any of its Subsidiaries or any member of the immediate family of any such officer or director), agreement or arrangements for a line of credit or guarantee, pledge or undertaking of indebtedness of any other Person, (A) other than lines of credit with respect to corporate credit cards and trade payables incurred in the ordinary course of business consistent with past practice and (B) except to the extent that any of the foregoing does not exceed $50,000 individually, or $150,000 in the aggregate (not including for purposes of this clause (B) any lines of credit excluded by clause (A) above);

(iv) any Contract with respect to co-promotion of, or co-development of any product or product candidate;

(v) any joint venture, partnership or other similar agreement (however named) providing for or governing the formation, creation, operation, management or control of any partnership, joint venture or other similar arrangement;

(vi) any Contract under which the Company or any of its Subsidiaries expressly grants any license or similar rights under any Company Intellectual Property (except for any Contract granting non-exclusive license rights for the primary purpose of (A) material transfer, sponsored research or other similar matters entered into in the ordinary course of business consistent with past practice, (B) establishing confidentiality or non-disclosure obligations, (C) conducting clinical trials or clinical and/or pre-clinical research, or (D) manufacturing, labeling or distributing the Company’s or any of its Subsidiaries’ Products for clinical trials);

(vii) any Contract under which the Company or any of its Subsidiaries is granted any license or similar rights under any Intellectual Property, excluding non-exclusive licenses with respect to software that is generally commercially available;

(viii) any Contract containing covenants or conditions that in any way purport to restrict or prohibit the business activity of the Company or any Subsidiary of the Company, or limit the freedom of the Company or any Subsidiary of the Company to engage in any line of business or to compete with any Person or to sell, supply or distribute any product or service, in each case, in any location, or to restrict or prohibit the Company or any Subsidiary of the Company from hiring any individual or group of individuals; provided, however, this subsection (viii) shall not be deemed to refer to (A) any Contract under which the Company or any of its Subsidiaries is granted any license or similar rights under any Intellectual Property, (B) any Contract to sell or supply products or to perform services, (C) any representative, sales agency or dealer Contract, (D) any distributor Contract, or (E) any Contract with recruiting agencies for permanent or temporary placements;

(ix) any Contract with any officer or director of the Company or any holder of 10% or more of the outstanding shares of Company Common Stock;

(x) any employment, consulting, retention, severance, change-of-control, non-competition, termination or indemnification Contract between the Company or any Subsidiary of the Company and any employee earning non-contingent cash compensation in excess of $150,000 per year as of the Agreement Date, other than any confidentiality agreement, non-disclosure agreement or their foreign equivalent;

(xi) any Contract with any labor union, works council or other representative of employees, including collective bargaining agreements, arrangements with works councils and work rules and practices;

(xii) any Contract to sell or supply products or to perform services, involving in any one case more than $250,000 that is not terminable within 30 days without payment by the Company or any of its Subsidiaries, other than purchase orders entered into in the ordinary course of business consistent with past practice;

(xiii) any current Contract with a sales representative, sales agency or dealer who earned more than $150,000 in commissions from the Company in 2010, exclusive of Contracts relating to the liability of any such representative, sales agency or dealer for Product inventory consigned to a specific customer account and any confidentiality agreements, non-disclosure agreements or their foreign equivalent; provided, however, this subsection (xiii) shall not be deemed to refer to Contracts with distributors of the Company’s products;

(xiv) any current Contract with a distributor (which shall not be deemed to refer to sales representatives, sale agents or dealers) involving in any one case more than $250,000 in sales of the Company’s products in 2010;

(xv) any lease with respect to personal property under which the Company or any Subsidiary of the Company is either lessor or lessee, involving in any one case more than $250,000 per year;

(xvi) any lease with respect to real property under which the Company or any Subsidiary of the Company is either lessor or lessee, involving in any one case more than $150,000 per year;

(xvii) any Contract for any capital expenditure, involving in any one case more than $250,000;

(xviii) any Contract under which the Company has granted any Person registration rights (including demand and piggy-back registration rights), other than Contracts relating to shares of capital stock with respect to the stock certificates evidencing which, as of the Agreement Date, the applicable restrictive legend may be removed consistent with Rule 144 under the Securities Act;

(xix) any “single source” supply Contract pursuant to which goods or materials that are material to the Company’s business are supplied from an exclusive source;

(xx) any Contract (including binding letters of intent) regarding the acquisition of a Person or business, whether in the form of an asset purchase, merger, consolidation or otherwise (including any such Contract that has closed but under which one or more of the parties has executory indemnification, earn-out or other Liabilities);

(xxi) any Contract with any Governmental Entity, other than purchase orders for the sale of Products entered into in the ordinary course of business consistent with past practice;

(xxii) any Contract that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(xxiii) any Contract with any non-employee physician, other than any Contract relating to the tender of stock options in 2007 or 2008 and any confidentiality agreement, non-disclosure agreement or their foreign equivalent; or

(xxiv) any amendments, supplements, modifications or renewals in respect of any of the foregoing.

True and complete copies of all the Company Material Contracts and all amendments or waivers (other than immaterial waivers and waivers which did not permanently waive any rights or obligations under any such Contracts) thereunder have been made available to Parent. Each of the Company Material Contracts is a valid and binding obligation of the Company, enforceable against the Company or its Subsidiaries, and to the Company’s Knowledge, the other party or parties thereto, in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether considered in a proceeding in equity or at law). Except as set forth in Section 4.01(q)(xxv) of the Company Disclosure Schedule, no event has occurred with respect to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Company Material Contract, has materially violated any provision of, or taken or failed to take any action, which in any such case, with or without notice or lapse of time or both, would constitute a material breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien (other than a Permitted Lien), prepayment or acceleration under any of the Company Material Contracts, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted any Company Material Contract. Except as set forth in Section 4.01(q)(xxv) of the Company Disclosure Schedule, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge, that any such party intends to terminate, or not to renew, any such Company Material Contract.

(r) Insurance. The Company has made available to Parent a true and complete list of all insurance policies maintained by the Company or any Subsidiary of the Company or which pertain to the Company’s or any of its Subsidiaries’ assets, employees or operations. The Company or a Subsidiary of the Company maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are customary for businesses in the Company’s and its Subsidiaries’ business. All such policies are in full force and effect and will not terminate by virtue of the transactions contemplated hereby, all premiums due thereunder have been paid by the Company or its Subsidiaries, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies. Furthermore, (a) neither the Company nor any of its Subsidiaries has received any written notice of cancellation, lapse, invalidation or non-renewal of any such insurance policies, other than notices received in connection with renewals in the ordinary course of business consistent with past practice, (b) there is no Claim pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters of such policies or arrangements, (c) neither the Company nor any of its Subsidiaries has received any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided for will not be available to the Company or any of its Subsidiaries in the future on substantially the same terms as now in effect and (d) none of such policies or arrangements provides for any retrospective premium adjustment, experienced-based liability or loss sharing arrangement affecting the Company or any of its Subsidiaries.

(s) Title to Property.

(i) Neither the Company nor any of its Subsidiaries own any real property. Section 4.01(s) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases, licenses, use or occupancy or similar agreements (as amended or modified from time to time, the “Real Property Leases”) under which the Company or any of its Subsidiaries is a party as tenant, subtenant or in a similar capacity, and sets forth the street address of each parcel of real property and the improvements thereon that is the subject of any Real Property Lease (the “Leased Real Property”). The Company has previously made available to Parent true and complete copies of each Real Property Lease. The Company or the applicable Subsidiary of the Company has a good and valid leasehold interest in the Leased Real Property, subject to no Liens other than Permitted Liens. The Company or the applicable Subsidiary of the Company is the sole owner and holder of a leasehold estate in each Leased Real Property. No Person leases, subleases, licenses or otherwise has a right to use or occupy any of the Leased Real Property except for the Company and its Subsidiaries. Neither the Company nor any Subsidiary of the Company has assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered its leasehold interest in any of the Leased Real Property. Except as set forth on Section 4.01(s) of the Company Disclosure Schedule, no condition exists that with notice or lapse of time or both would constitute a default under any of the Real Property Leases by the Company or any Subsidiary, and to the Company’s Knowledge, no other party to any of the Real Property Leases is in breach or default thereunder. The Leased Real Property is, in all material respects, in good operating condition and repair, subject to normal wear and tear, and is the only real property necessary for the operation of the business of the Company as currently conducted.

(ii) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, each of the Company and its Subsidiaries has (A) good and valid title to all of its owned properties, assets and other rights that constitute personal property free and clear of all Liens, other than Permitted Liens and (B) valid contractual rights to use all of the assets, tangible and intangible, used by its business which the Company does not own, in each case, such as are necessary to permit the Company and its Subsidiaries to conduct their respective businesses as currently conducted. This Section 4.01(s) does not relate to Intellectual Property matters, which are the subject of Section 4.01(t).

(t) Intellectual Property.

(i) As used herein “Intellectual Property” means United States and foreign: (A) letter and design patents and substantial equivalents thereto (such as registered community designs, registered industrial designs, utility models and inventors’ certificates), including all provisional applications, continuations, divisionals, continuations-in-part, substitutes, design patents and design applications, extensions, reissues, renewals, reexaminations and patents that have or are subject to term extensions, and applications for each of the foregoing; (B) trademarks, service marks, trade dress, trade names, corporate names, logos, slogans, Internet Domain names and registrations and applications for registration to any of the foregoing, including extensions and renewals, together with the goodwill associated therewith; (C) copyrights, including copyrights in computer programs, software, databases and data collections, including for each copyright any right under such copyright to use, reproduce, display, perform, modify, enhance, distribute and prepare derivative works of all works of authorship, and copyright registrations and applications for registration of any of the foregoing, including renewals and extensions; and (D) all trade secrets, know-how and confidential or other proprietary information relating to technical, financial or business matters, whether patentable or unpatentable, including inventions, technologies in development, formulae and information, manufacturing, engineering, and other drawings and manuals, recipes, technology, manufacturing processes, test processes, specifications, algorithms, models, methodologies, designs, lab journals, notebooks, schematics, data, plans, blue prints, research and development reports, agency agreements, technical information, technical assistance, engineering data, design and engineering specifications, and similar materials recording or evidencing expertise or information, including those related to products or processes under development. As used herein, “Company Intellectual Property” means all Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, and “Registered Intellectual Property” means all Company Intellectual Property which is registered, or the subject of an application for registration, in the United States Patent and Trademark Office, the United States Copyright Office, any Internet domain name registrar or in any like foreign or international office or agency.

(ii) Section 4.01(t)(ii) of the Company Disclosure Schedule sets forth, with the owner, country(ies) or region, registration and application numbers and dates indicated, a true and complete list, as of the Agreement Date, of all Registered Intellectual Property. All fees, taxes, annuities and other payments associated with filing, prosecuting, issuing, recording, registering or maintaining any Company Intellectual Property that is material to the operation of the business of the Company and its Subsidiaries, as currently conducted or as currently contemplated, due or payable before or as of the Agreement Date have been paid in full in a timely manner to the proper Governmental Entity. Except for the jointly owned patent listed in Section 4.01(t)(ii) of the Company Disclosure Schedule, any jointly owned Intellectual Property as may have been established under the Company Material Contracts set forth in Section 4.01(q)(iv) of the Company Disclosure Schedule, and any Company Intellectual Property licensed to the Company or any of its Subsidiaries, all Company Intellectual Property, including that required to be listed on Section 4.01(t)(ii) of the Company Disclosure Schedule, is owned solely by the Company or one of its Subsidiaries and the Company’s ownership rights are free and clear of all Liens, except Permitted Liens and licenses granted pursuant to Material Contracts listed in Section 4.01(q)(vi) of the Company Disclosure Schedule.

(iii) The Company and its Subsidiaries own or have sufficient rights under all Intellectual Property used in or necessary for the operation of the business of the Company and its Subsidiaries as currently conducted or as currently contemplated, including the manufacture, use, sale, offer for sale, distribution and marketing of the Products.

(iv) Except as set forth in a Company Material Contract made available to Parent, neither the Company nor any of its Subsidiaries has licensed or sublicensed any Company Intellectual Property, and no royalties, honoraria or other fees are payable by the Company or any of its Subsidiaries for the use of or right to use any Intellectual Property, except pursuant to a Company Material Contract made available to Parent.

(v) Except as set forth on Section 4.01(t)(v) of the Company Disclosure Schedule, as of the Agreement Date: (A) there are no actual Claims pending or threatened against the Company or any of its Subsidiaries with respect to the ownership, validity, enforceability, infringement, or misappropriation of any Company Intellectual Property; (B) neither the Company nor any of its Subsidiaries has received any communication alleging that (1) the Company or any of its Subsidiaries infringes, has misappropriated, or otherwise violates or conflicts with any Intellectual Property of any Person, or (2) the Company or any of its Subsidiaries is required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property, except pursuant to a Company Material Contract made available to Parent; (C) none of the Company Intellectual Property is the subject of any inter partes proceedings, including reexaminations, interferences, oppositions, cancellations, and lawsuits; and (D) the use of the Company Intellectual Property as currently used or currently proposed to be used by the Company or any of its Subsidiaries, and the conduct of the business of the Company or any of its Subsidiaries, as currently conducted or currently proposed to be conducted, does not infringe, dilute, misappropriate or otherwise violate or interfere with the Intellectual Property of any other Person.

(vi) There is no unauthorized use, disclosure, infringement, misappropriation, dilution, interference with or other violation or improper use of the Company Intellectual Property by any Person, and no such claims have been asserted or threatened against any other

Person by the Company or any of its Subsidiaries except as set forth in Section 4.01(t)(vi) of the Company Disclosure Schedule.

(vii) The Company and its Subsidiaries have at all times complied with all applicable Laws, as well as their own and their customers’ rules, policies, and procedures relating to privacy, data protection, and collection and use of personal information to which the Company or any of its Subsidiaries has had access or has collected, used or held for use in the conduct of its business. The Company and its Subsidiaries have at all times taken reasonable measures to (i) protect any trade secrets, know-how and confidential or other proprietary information of the Company and its Subsidiaries against unauthorized access, disclosure, use, modification or other misuse, including requiring all Persons having access thereto to execute written non-disclosure agreements and (ii) control the process of modifying technologies owned or licensed by the Company or any of its Subsidiaries. The Company and its Subsidiaries have made reasonable efforts to ensure that all employees of and consultants to the Company and its Subsidiaries have agreed in writing to maintain all trade secrets, know-how and confidential or other proprietary information owned, licensed or otherwise held by the Company or its Subsidiaries in confidence. To the Knowledge of the Company, except as set forth in Section 4.01(t)(vii) of the Company Disclosure Schedule, there has been no material unauthorized access, disclosure or use of any trade secrets, know-how and confidential or other proprietary information owned, licensed or otherwise held by the Company or its Subsidiaries. To the Knowledge of the Company, there are no claims that have been asserted or threatened against the Company or its Subsidiaries alleging a violation of any Person’s privacy, personal information or data rights.

(viii) Except as set forth on Section 4.01(t)(viii) of the Company Disclosure Schedule, entering into this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s or any its Subsidiaries’ right to own, use, or hold for use any of the Company Intellectual Property as owned, used or held for use in the conduct of the business as currently conducted or as currently proposed to be conducted.

(ix) Except as set forth in Section 4.01(t)(ix) of the Company Disclosure Schedule, there are no settlements, forbearances to sue, consents, Judgments or similar obligations which (i) restrict the Company’s or its Subsidiaries’ rights to use, enjoy or exploit any Company Intellectual Property, (ii) restrict the Company’s or any of its Subsidiaries’ business in order to accommodate a third party’s Intellectual Property or (iii) permit third parties to use any Company Intellectual Property.

(x) With respect to copyrights and software that are Company Intellectual Property material to the operation of the business of the Company and its Subsidiaries, as currently conducted or as currently contemplated, other than any jointly owned Intellectual Property as may have been established under the Company Material Contracts set forth in Section 4.01(q)(iv) of the Company Disclosure Schedule, and the agreements with the contractors, consultants or agents that are disclosed in Section 4.01(t)(x) of the Company Disclosure Schedule, each current or former contractor, consultant or agency that has created, authored, delivered, developed, contributed to, modified, or improved such copyrights and software that is owned by the Company or any of its Subsidiaries has assigned to the Company or one of its Subsidiaries all of the contractor’s, consultant’s or agency’s rights in such creation, authorship, delivery, development, contribution, modification or improvement, such rights including the rights to reproduce, distribute, perform, display, make, have made, modify, adapt, prepare derivative works of, make substantial alterations, use, sell, license, grant sublicensing rights, lease, rent, import, transfer, collect past damages, obtain and own renewals or extensions including copyright renewals, translate into any language or otherwise exploit, in any medium whatsoever, whether now known or hereafter devised, all to the maximum extent permitted by Law. Additionally with regard to software that is Company Intellectual Property: (i) except for source code that the Company may have created for certain custom applications pertaining to a third-party vendor’s commercial software as disclosed in Section 4.01(t)(x) of the Company Disclosure Schedule in which the vendor may assert rights, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have assigned, delivered, licensed or made available, or have any obligation to assign, deliver, license or make available, the source code for any such software to any third party, including any escrow agent or similar Person; (ii) the Company and its Subsidiaries have not experienced any material defects or disruptions in such software, including any material error or omission in the processing of any transactions that have not been corrected; and (iii) excluding third-party commercial software that is licensed to the Company in object code form by a third party vendor, no such software (A) contains any code designed or intended to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed, or to damage or destroy data or files without the user’s consent, or (B) is subject to the terms of any “open source” or other similar license that provides for the source code of the software to be disclosed, licensed, publicly distributed or dedicated to the public; (iv) current copies of the source code for all such software are recorded on machine readable media, clearly identified and securely stored (together with the applicable documentation) by the Company or one its Subsidiaries; and (v) except for those that appear in the capital expenditure budget for 2011, which is referenced in Section 5.01(b)(viii) of the Company Disclosure Schedule, no capital expenditures are necessary with respect to such software or its use other than capital expenditures in the ordinary course of business consistent with past practice. During the three (3) years prior to the date hereof, (i) there have been no material security breaches in the Company’s or any of its Subsidiaries’ information technology systems and (ii) there have been no disruptions in the Company’s or any of its Subsidiaries’ information technology systems that materially adversely affected the Company’s or any of its Subsidiaries’ business or operations. Except as set forth in Section 4.01(t)(x) of the Company Disclosure Schedule, the Company and its Subsidiaries have evaluated their disaster recovery and backup needs and have implemented plans and systems that reasonably address its assessment risk.

(xi) Except as set forth in Section 4.01(t)(xi) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have entered into any Contract (i) requiring it to indemnify any other Person against infringement or other violation of any Intellectual Property owned by any Person, except pursuant to Company Material Contracts made available to Parent, Contracts entered into in connection with the sale or distribution of products by the Company or its Subsidiaries or as such indemnification may be required under the Uniform Commercial Code in connection with the Company’s or one of its Subsidiaries’ sale of its products, or (ii) requiring the Company or one of its Subsidiaries to grant any Person the right to bring infringement actions or otherwise enforce rights with respect to any of the

Company Intellectual Property, except pursuant to Company Material Contracts made available to Parent and Contracts entered into in connection with the sale of products by the Company or its Subsidiaries.

(xii) With regard to any patents or patent applications included in the Registered Intellectual Property that is material to the operation of the business of the Company and its Subsidiaries: (i) all maintenance, annuity and other fees and all filings necessary to assure the continued enjoyment of any issued patent, and all amendments, responses to office actions, issue fees and other fees and filings necessary to maintain the pendency of and pursue the prosecution of any pending applications, including the filing of continuation applications, have been paid or filed on a timely basis through the Closing; (ii) to the extent that any such patents are owned of record by any Person other than the Company or one of its Subsidiaries, or there are outstanding encumbrances (other than Permitted Liens) of any type against such patents, appropriate assignments, discharges or other documents will be executed to place ownership in the name of Company or one of its Subsidiaries and/or effect the discharge prior to the Closing; (iii) except as disclosed on Section 4.01(t)(xii) of the Company Disclosure Schedule, to the Knowledge of the Company, no application to reissue or reexamination proceeding for any issued patent is pending; (iv) no statutory disclaimer of any complete claim under 37 CFR 1.321(a) has been filed as to any issued patent; (v) no declaratory judgment action relating to the validity, enforceability or infringement of any issued patent has ever been served on the Company or any of its Subsidiaries; and (vi) no claim of any issued patent has been cancelled or held invalid or unenforceable by any tribunal.

(xiii) With regard to any trademarks or trademark applications included in the Registered Intellectual Property that is material to the operation of the business of the Company and its Subsidiaries: (i) all affidavits of continuing use, renewals, maintenance fees, amendments, responses to office actions, or any other documents or fees which are necessary to maintain such trademarks have been filed or paid on a timely basis; (ii) to the extent that any of such trademarks are owned of record by any Person, other than the Company or one of its Subsidiaries, or there are outstanding encumbrances (other than Permitted Liens) of any type against such trademarks, appropriate assignments, discharges or other documents will be executed to place ownership in the name of Company or one of its Subsidiaries and/or effect the discharge prior to the Closing; and (iii) none of the trademarks have been cancelled for any reason by any Governmental Entity.

(u) Customers and Suppliers. Section 4.01(u)(i) of the Company Disclosure Schedule sets forth a true and complete list of the top ten customers of the Company and its Subsidiaries for the fiscal year ended December 31, 2010 (determined on the basis of the consolidated total dollar amount of net sales) showing the dollar amount of net sales from each such customer during such period. Section 4.01(u)(ii) of the Company Disclosure Schedule sets forth a list of the top ten suppliers of the Company and its Subsidiaries of goods or services (other than product distributors) for the fiscal year ended December 31, 2010 (determined on the basis of the consolidated total dollar volume of purchases during such fiscal year) showing the dollar amount of the purchases from each such supplier during such period. Except as set forth in Section 4.01(u)(ii) of the Company Disclosure Schedule, since December 31, 2010 to the Agreement Date, there has been no termination, cancellation or material curtailment of the business relationship of the Company or any Subsidiary of the Company with any such customer or supplier or group of affiliated customers or suppliers nor has any such customer, supplier or group of affiliated customers or suppliers provided notice (written or oral) that it will so terminate, cancel or materially curtail its business relationship with the Company or any Subsidiary of the Company.

(v) Product Liability. Except as set forth in Section 4.01(v) of the Company Disclosure Schedule and except for product returns in the ordinary course of business, since January 1, 2006, neither the Company nor any of its Subsidiaries has received a claim for or based upon breach of product warranty or product specifications or any other allegation of liability resulting from the sale of its products or the provision of services. The products sold or delivered (including the features and functionality offered thereby) or services rendered by the Company or any of its Subsidiaries comply in all material respects with all contractual requirements, covenants or express or implied warranties applicable thereto and are not subject to any term, condition, guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale for such products and services, true and complete copies of which have previously been made available to Parent.

(w) Brokers and Other Advisors; Opinion of Company Financial Advisor. Except for J.P. Morgan Securities LLC (the “Company Financial Advisor”), there is no broker, investment banker, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries that is entitled to any broker’s, finder’s, financial advisor’s or other fee or commission in connection with the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Section 4.01(w) of the Company Disclosure Schedule sets forth the aggregate fee payable to the Company Financial Advisor in connection with the transactions contemplated by this Agreement, and true and complete copies of all agreements between the Company and any Person entitled to such fees or commissions set forth in the Company Disclosure Schedule have been delivered or made available to Parent. The Company has received the opinion of the Company Financial Advisor (the “Fairness Opinion”) to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the consideration to be paid to the holders of shares of Company Common Stock in the Offer or the Merger, as applicable, is fair from a financial point of view to the holders of Shares (other than Parent and its Affiliates). The Company has provided a true and complete copy of such opinion to Parent.

(x) Takeover Laws. The Company has taken all action required to be taken by it in order to irrevocably exempt this Agreement, the Tender and Voting Agreements and other agreements contemplated by this Agreement and the transactions contemplated hereby and thereby, including the Offer and the Merger, from the requirements of any Takeover Laws. Without limiting the foregoing, the Company is not subject to Subchapters B, C, D, E, G, H, I and J of Section 25 of the Business Corporation Law.

(y) Company Disclosure Documents. The Company will cause each of the documents required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders after the Agreement Date in connection with the transactions contemplated by this Agreement, including the Schedule 14D-9 and the Proxy Statement (if required) and any amendments or supplements thereto to comply in all material respects with the requirements of the Exchange Act applicable thereto and any other applicable Law as of the date of such filing and, if applicable, at the time of distribution or other dissemination to the Company’s shareholders.

(z) Rule 14d-10 Matters. The Compensation Committee of the Company Board (each member of which is an independent director, as such term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules) has taken all such steps as may be required to cause to be exempt under Rule 14d-10(d) under the Exchange Act any employment compensation, severance or employee benefit arrangements that have been entered into on or before the Agreement Date with current or future directors, officers or employees of the Company or its Subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule. A correct and complete copy of any resolutions of the Compensation Committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence and taken prior to the Agreement Date has been provided to Parent prior to the execution of this Agreement.

(aa) No Other Representations or Warranties. The representations and warranties of the Company set forth in this Agreement (as modified by the Company Disclosure Schedule) constitute the sole and exclusive representations and warranties of the Company to Parent and Merger Sub in connection with the Merger and the transactions contemplated hereby, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, its Affiliates or the transactions contemplated hereby, and all other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives or any other Person.

SECTION 4.02 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to carry on its business as presently conducted.

(b) Authority; Noncontravention.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Offer, the Merger and the other transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Offer, the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, and no other corporate proceedings (including any action by the shareholders of Parent) on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Offer, the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether considered in a proceeding in equity or at law).

(ii) The execution and delivery of this Agreement do not, and the consummation of the Offer, the Merger and the other transactions contemplated hereby, and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under, any provision of (i) the articles of incorporation or bylaws of Parent or the articles of incorporation or bylaws of Merger Sub, or (ii) subject to the filings and other matters referred to in Section 4.02(c), (A) any Contract of Parent or Merger Sub or (B) any Law or Judgment, in each case applicable to Parent or Merger Sub or any of their respective properties or assets, other than, in the case of clause (ii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Required Filings and Consents. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Offer, the Merger or the other transactions contemplated hereby, except for (1) the filing of a premerger notification and report form by Parent and Merger Sub under the HSR Act, (2) the filing of the Articles of Merger with the Department of State of the Commonwealth of Pennsylvania and the certificate of merger with the Secretary of State of the State of Delaware, (3) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing of the Schedule TO, (4) compliance with any applicable foreign or state securities or “blue sky laws”, (5) any filings or notices required under the rules and regulations of The NASDAQ Stock Market or the New York Stock Exchange, (6) actions required under the Pennsylvania Takeover Disclosure Law (70 P.S. Section 71 et. Seq.) and (7) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Capital Resources. Parent has, as of the Agreement Date, and as of the Share Acceptance Time, Merger Sub shall have, sufficient cash or cash equivalents available to pay for all shares of Company Common Stock tendered pursuant to the Offer and to pay the aggregate Merger Consideration and the aggregate Option Amount, as well as to make any and all other payments required to be made by Parent or Merger Sub in connection with the transactions contemplated under this Agreement.

(e) Operations and Assets of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement. Parent owns, beneficially, all of the outstanding shares of capital stock of Merger Sub, free and clear of all Liens other than Permitted Liens.

(f) Ownership of Company Common Stock. Except as set forth in the Tender and Voting Agreements, as of the Agreement Date, neither Parent nor Merger Sub beneficially own (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Share Acceptance Time beneficially own, any Shares, or is a party, or will prior to the Share Acceptance Time become a party, to any Contract, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares.

(g) Litigation. There is no suit, action or proceeding pending or, to the knowledge of Parent, threatened against Parent or Merger Sub that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect. There is no Judgment outstanding against Parent or Merger Sub that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(h) Brokers and Other Advisors. Except for Citigroup Global Markets Inc., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Offer, the Merger and the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.01 Conduct of Business of the Company and its Subsidiaries.

(a) The Company covenants and agrees that, during the period from the Agreement Date until the Director Appointment Date, except as expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule or as required by Law, or unless Parent shall otherwise consent in writing, the business of the Company and its Subsidiaries shall be conducted in the ordinary course of the Company’s and its Subsidiaries’ business consistent with past practice and in compliance in all material respects with applicable Law, and the Company shall use its reasonable best efforts to (i) preserve intact its and its Subsidiaries’ business organization in all material respects, (ii) preserve its present relationships with customers, suppliers, employees, contractors, licensees, licensors, partners and other Persons with which it or any of its Subsidiaries has significant business relations in all material respects, (iii) maintain and keep its material properties in as good repair and condition as at present, ordinary wear and tear expected, and (iv) keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it.

(b) Without limiting the generality of Section 5.01(a), between the Agreement Date and the Director Appointment Date, except as otherwise expressly contemplated by this Agreement, as set forth in Section 5.01 of the Company Disclosure Schedule or as required by Law, neither the Company nor any of its Subsidiaries shall, directly or indirectly, without the prior written consent of Parent:

(i) amend or otherwise change the Company Articles of Incorporation or Company Bylaws or any similar governing instruments or the comparable organizational documents of any Subsidiary of the Company;

(ii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a direct or indirect wholly owned Subsidiary of the Company may declare and pay a cash dividend to its parent;

(iii) split, combine or reclassify any of its capital stock or other equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests;

(iv) purchase, repurchase, redeem or otherwise acquire, directly or indirectly, or permit any Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its Subsidiaries, or any option, warrant or right, to acquire any such securities, or propose to do any of the foregoing, except for the repurchase of Shares by the Company in connection with the satisfaction of the Tax obligations of the holder of an annual award granted pursuant to a Company Stock Plan in connection with the exercise thereof (or any “net settlement” of a Company Stock Option);

(v) issue, sell, transfer, pledge, redeem, accelerate rights under, dispose of or encumber, or authorize the issuance, sale, transfer, pledge, redemption, acceleration of rights under, disposition or encumbrance of, any shares of capital stock of any class or other equity securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock or other equity securities, or any other ownership interest (including any phantom interest) in the Company or any of its Subsidiaries, except for the issuance by the Company of shares of Company Common Stock reserved for issuance on the Agreement Date pursuant to the exercise of Company Stock Options and the vesting of shares of Company Restricted Stock or Company Stock Options, in each case outstanding on the Agreement Date and in accordance with, or permitted by, their present terms, the issuance of Company Restricted Stock or Company Stock Options in the amounts set forth on Section 5.01(b)(v) of the Company Disclosure Schedule to directors in connection with the annual meeting for 2011, the repurchase of Shares by the Company in connection with the satisfaction of the Tax obligations of the holder of an award granted pursuant to a Company Stock Plan in connection with the exercise thereof (or any “net settlement” of a Company Stock Option), the issuance by the Company of Company Common Stock reserved for issuance on the Agreement Date and pursuant to the ESPP in accordance with Section 3.03(b);

(vi) sell, pledge, mortgage, dispose of, lease or encumber any assets, tangible or intangible (including any real property), of the Company or any of its Subsidiaries or suffer to exist any Lien (other than Permitted Liens) thereupon, other than (A) sales of assets in the ordinary course of business consistent with past practice not to exceed $350,000 in the aggregate, (B) sales of product inventory in the ordinary course of business consistent with past practice, (C) transfers of surplus assets not currently used by, or material to, the Company or its Subsidiaries in the conduct their respective businesses and (D) encumbrances which are licenses of Intellectual Property of the types described in Section 5.01(b)(vii), which licenses shall be subject to the provisions of such Sections;

(vii) with respect to any Company Intellectual Property and with respect to any rights to Company Intellectual Property granted under any Company Material Contract, (A) transfer, assign or license to any Person any rights to such Company Intellectual Property (except for licensing non-exclusive rights for the primary purpose of (1) conducting clinical research, entered into with a clinical research organization, (2) material transfer, sponsored research, or other similar matters, (3) establishing confidentiality or non-disclosure obligations, (4) conducting clinical trials, or (5) manufacturing, labeling or distribution of the Company’s Products for clinical trials), (B) abandon, permit to lapse or otherwise dispose of any such Company Intellectual Property, (C) grant any Lien on any such Company Intellectual Property other than Permitted Liens, or (D) make any change in Company Intellectual Property that is or would reasonably be expected to materially impair such Company Intellectual Property or the Company’s or its Subsidiaries’ rights with respect thereto.

(viii) (A) (1) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any equity interest therein, in each case, with a value in excess of $500,000 in the aggregate (including the amount of any liabilities assumed in connection therewith), (2) enter into any new line of business, (3) make any capital contribution or investment in any joint venture or other Person, or (4) create any Subsidiaries; (B) (1) incur or assume any indebtedness for or enter into any Contract for the incurrence of indebtedness (including any debenture, note, letter of credit or loan), or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries (collectively, “Indebtedness”), other than maintaining or replacing any letter of credit entered into in connection with the Real Property Leases or with equipment leases, any intercompany indebtedness, trade payables incurred in the ordinary course of business consistent with past practice and Indebtedness under corporate credit cards held by employees on the Agreement Date or issued to new employees in the ordinary course of business consistent with past practice, (2) incur any Indebtedness for or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a wholly owned Subsidiary), or (3) make any loans or advances to any other Person (other than travel and other advances to employees in the ordinary course of business consistent with past practice); (C)

enter into, amend or terminate any lease relating to real property (including any existing Real Property Leases) or acquire any real property; (D) adopt or implement any new stockholder rights plan; (E) incur any capital expenditures or purchase of fixed assets other than in accordance with the Company’s capital expenditure budget for 2011, which budget has been provided to Parent prior to the Agreement Date; or (F) enter into or amend any Contract, commitment or arrangement to effect any of the matters prohibited by this Section 5.01(b)(viii);

(ix) (A) except for normal increases to employees who are not officers or directors in the ordinary course of business and consistent with past practices and that, in the aggregate, do not result in a material increase in compensation expense to the Company, increase the compensation payable or to become payable to its current or former directors, officers or employees, (B) hire any person as or promote any person to be an officer or an employee with a designation of “Executive Vice President” or above, (C) make or forgive any loan or advance to employees or directors (other than making loans or advances pursuant to arrangements that were in effect on the Agreement Date and were made in the ordinary course of the Company’s business consistent with past practice and loans or advances of reasonable travel expenses in the ordinary course of the Company’s business consistent with past practice), (D) except in the ordinary course of business and consistent with past practices, grant any severance or termination pay, (E) enter into, modify, amend, terminate or adopt, or promise to enter into, modify, amend, terminate or adopt, any Company Benefit Plan or other plan, Contract, agreement or arrangement that would be a Company Benefit Plan, (F) establish, adopt, enter into or amend any collective bargaining agreement, works council agreement, compensation plan, program or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of the Company, any of its Subsidiaries or any Controlled Group Members, except as may be necessary to maintain proper qualification under the Code or other Law, (G) make any awards of equity in the Company or any of its Subsidiaries or any rights to receive equity in the Company or any of its Subsidiaries, (H) amend any existing stock option or other equity-based compensation or enter into any agreement under which any stock option or other equity-based compensation would be required to be issued, except as permitted by Section 3.03, (I) except as may be required by existing Contracts or Company Benefit Plans, accelerate any rights or benefits, or make any material determinations, under any Company Benefit Plan, (J) materially change any actuarial assumption or other assumption used to calculate funding obligations with respect to any pension or retirement plan, or change the manner in which contributions to any such plan are made or the basis on which such contributions are determined, except, in each case, as may be required by Law, (K) waive, release, limit or condition any Restrictive Covenant, or (L) except in the ordinary course of business and consistent with past practices, terminate the employment of any employee of the Company or its Subsidiaries having annual base salary of $60,000 or more, except as a result of such employee’s (i) voluntary resignation, (ii) failure to perform the duties or responsibilities of his or her employment, (iii) engaging in serious misconduct, (iv) being convicted of or entering a plea of guilty to any crime or (v) engaging in any other conduct constituting “cause” (as defined in any applicable employment agreement or services agreement) for such employee’s termination as determined in the Company’s reasonable discretion;

(x) take any action to change accounting policies or procedures (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), change any assumption underlying, or method of calculating, any bad debt contingency or other reserve, except in each case as required to conform to GAAP;

(xi) fail to file any material Tax Return when due, fail to pay any material Taxes when due and payable, make any material new Tax election or change any material Tax election already made, settle or compromise any material Tax Liability, change any annual Tax accounting period, adopt any material new Tax accounting method, change any material Tax accounting method, amend any U.S. federal income or other material Tax Return, forgo any material Tax refund, enter into any private letter ruling or consent to any waiver of the statute of limitations for any material Tax Liability;

(xii) fail to pay material accounts payable and other material obligations in the ordinary course of the Company’s and its Subsidiaries’ business consistent with past practice, other than those disputed in good faith;

(xiii) accelerate the collection of accounts receivable or materially modify the payment terms of any accounts receivable other than in the ordinary course of the Company’s and its Subsidiaries’ business consistent with past practice;

(xiv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Subsidiary (other than the Merger or as expressly provided in this Agreement);

(xv) authorize, enter into, renew, extend, terminate or amend, or waive, release or assign any material rights or claims with respect to any Company Material Contract, other than: (A) modifications of territories in the ordinary course of business consistent with past practice with respect to Company Material Contracts described by Sections 4.01(q)(xiii) and (xiv); (B) modification of product specifications in the ordinary course of business consistent with past practice with respect to Company Material Contracts described by Section 4.01(q)(xix); (C) Contracts with physicians regarding the performance of services at market research events entered into in the ordinary course of business consistent with past practice; (D) price increases under supply Contracts pursuant to which the Company is the supplier; and (E) Contracts regarding the sale of products in the ordinary course of business consistent with past practice;

(xvi) agree to or otherwise settle, compromise or otherwise resolve in whole or in part any litigation, actions, suits, actual, potential or threatened claims, investigations or proceedings, whether pending on the Agreement Date or hereafter made or brought, which settlement or compromise would, individually or in the aggregate, result in (A) amounts payable to or by the Company or its Subsidiaries in excess of $100,000, (B) any relief, other than the payment by the Company of an amount in cash, including debarment, corporate integrity agreements, any undertaking restricting the operations of the Company’s business or the granting of licenses, deferred prosecution agreements, consent decrees, plea agreements or mandatory or permissive exclusion, seizure or detention of product, or notification, repair or replacement (including under 21 U.S.C. Section 360h)), but excluding non-material customary settlement undertakings such as confidentiality agreements, mutual covenants not to sue and cross-releases of the claims subject to the proceeding, or (C) any other administrative action brought by, or civil settlements with, (I) the FDA or the Department of Justice arising under the FDCA or comparable applicable Laws, or (II) any foreign Governmental Entity arising under applicable Laws comparable to the Laws described in the immediately preceding clause (I);

(xvii) pay, discharge or satisfy any material Liabilities, other than the payment, discharge or satisfaction of (i) any such Liabilities in the ordinary course of business consistent with past practice of Liabilities reflected or reserved against in the consolidated financial statements of the Company and its Subsidiaries included in the Filed SEC Documents for the period ended December 31, 2010 or incurred since December 31, 2010 in the ordinary course of business consistent with past practice, (ii) indebtedness owed under the Note and Warrant Purchase Agreement and (iii) indebtedness owed under the Commercial Premium Finance Agreement, dated June 7, 2010, by and between the Company and Marsh USA Inc.;

(xviii) take or permit any action that would result in any of the conditions to the Merger set forth in Article VII or any of the Offer Conditions not being satisfied;

(xix) other than pursuant to material transfer agreements, non-disclosure agreements and similar agreements, in each case, containing appropriate confidentiality provisions, entered into in the ordinary course of business consistent with past practice, transfer, dispose of, grant, or obtain, abandon or permit to lapse any rights to, or grant any license or non-assertion under, any Intellectual Property material to the Company’s or any of its Subsidiary’s business, nor allow a patent family to lapse;

(xx) waive, terminate, amend or modify any provision of, or grant permission under, any standstill, confidentiality agreement or similar agreement to which the Company or any of its Subsidiaries is a party and that relates to any potential Acquisition Transaction; or

(xxi) authorize, agree, propose or make any commitment to do any of the foregoing.

(c) No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Share Acceptance Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Share Acceptance Time, each of the

Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02 Non-Solicitation.

(a) Subject to Section 5.02(b):

(i) The Company shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, from and after the Agreement Date until the earlier of the Director Appointment Date or the termination of this Agreement in accordance with Section 8.01, (A) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, a Takeover Proposal, (B) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any Person with respect to a Takeover Proposal or (C) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations. For purposes of this Agreement:

(A) the term “Acquisition Transaction” means any transaction or series of transactions, directly or indirectly, (1) involving any exchange, lease, sale, disposition, acquisition, transfer, purchase, or exclusive license of all or substantially all of the Company’s rights with respect to assets or businesses of the Company (including capital stock of the Subsidiaries of the Company) or any Subsidiary of the Company representing ten percent (10%) or more of the assets (measured by fair market value) or net revenues of the Company and its Subsidiaries, taken as a whole, (2) that, if consummated, would result in any Person or group beneficially owning, directly or indirectly, or having the right to acquire, equity interests representing ten percent (10%) of the outstanding shares of Company Common Stock or of the voting power of the Company’s capital stock, (3) involving any merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company pursuant to which any Person or group (or the shareholders of any Person) would own, directly or indirectly, ten percent (10%) or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity, (4) the issuance or sale by the Company or its Subsidiaries (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of equity interests representing ten percent (10%) or more of the voting power of the Company, or (5) any combination of the foregoing, other than, in each case, the transactions contemplated by this Agreement; and

(B) the term “Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) from any Person or group relating to any Acquisition Transaction.

(ii) The Company shall immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Person conducted heretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any actual or potential Acquisition Transaction and shall use its reasonable best efforts to cause any such Person to return or destroy all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such Person or its Representatives.

(b) Notwithstanding anything to the contrary contained in Section 5.02(a), if at any time from and after the Agreement Date and prior to the Share Acceptance Time, (i) the Company has received a bona fide written Takeover Proposal from a third party, (ii) the Company is not in material breach or violation of the terms of this Section 5.02, (iii) to the extent the Company is prohibited as a result of a confidentiality, non-disclosure or similar Contract as in effect on the Agreement Date from disclosing to Parent or its Representatives any discussions or negotiations between the Company or its Representatives and such Person, or any information that may be exchanged in connection with such discussions or negotiations, in each case as required by the provisions of this Agreement, such Person has provided the Company with a written acknowledgement that such discussions, negotiations and the information exchanged in connection therewith may be disclosed to Parent and its Representatives to the extent required by this Agreement and (iv) the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) that (A) such Takeover Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (B) that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law, then the Company may (x) furnish information with respect to the Company and its Subsidiaries to the Person making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement (a copy of which shall be provided by the Company to Parent promptly after its execution or, if executed prior to the Agreement Date, prior to entering into any discussions or negotiations or prior to furnishing any information hereunder), provided that the Company shall provide to Parent any nonpublic information regarding the Company or any of its Subsidiaries provided to any other Person which was not previously provided to Parent (such additional information to be provided prior to the time such information is provided to such other Person) and (y) engage in discussions or negotiations with the Person making such Takeover Proposal regarding such Takeover Proposal. As used herein, the term “Superior Proposal” means any bona fide written Takeover Proposal (provided that for purposes of the definition of “Superior Proposal”, the references to ten percent (10%) in the definition of Acquisition Transaction shall be deemed to be references to more than fifty percent (50%)), which was not solicited after the Agreement Date in material breach of this Section 5.02, was made after the Agreement Date and did not result from a material breach of this Section 5.02, and which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor), taking into account the various legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof, and the Person making such proposal, if accepted, is reasonably capable of being consummated in a timely fashion on the terms proposed, and if consummated would result in a transaction that is more favorable to the Company’s shareholders, from a financial point of view, than the Offer and the Merger (after taking into account, if applicable, any proposal by Parent to amend, or make adjustments to, the terms and conditions of this Agreement pursuant to Section 5.02(d) or otherwise). The Company shall, and shall cause its Subsidiaries to, enforce the provisions of any standstill, confidentiality agreement or similar agreement to which the Company or any of its Subsidiaries is a party and that relates to any potential Acquisition Transaction (including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court or other tribunal having jurisdiction). Effective as of the Company’s taking any action described in clauses (x) or (y) above or upon a determination by the Company Board that a Takeover Proposal constitutes a Superior Proposal, the standstill and any other similar provisions in the Confidentiality Agreement shall become null and void and of no further force and effect to the extent necessary to permit Parent and Merger Sub to make proposals to the Company regarding adjustments to the terms and conditions of this Agreement.

(c) From and after the Agreement Date until the Director Appointment Date, the Company shall as promptly as practicable (and in any event within twenty four (24) hours and prior to providing any such Person with any non-public information) notify Parent in writing in the event that the Company or any of its Subsidiaries or Representatives receives any Takeover Proposal from any Person or group or any request for information or inquiry that contemplates or could reasonably be expected to lead to a Takeover Proposal, which notice shall set forth the material terms and conditions of any such Takeover Proposal, request or inquiry and the identity of the Person making such Takeover Proposal, request or inquiry. The Company shall keep Parent fully informed in writing as promptly as practicable (and in any event within twenty four (24) hours) of any material change in the status of or material terms and conditions (including all material amendments or proposed material amendments conveyed to the Company or its Representatives) of any such Takeover Proposal, request or inquiry and shall, promptly upon receipt or delivery thereof, provide Parent (or its outside legal counsel) with copies of all documents and written communications relating to any such Takeover Proposal, request or inquiry exchanged between the Company or any of its Representatives, on the one hand, and the Person making a Takeover Proposal or any of its Representatives, on the other hand. The Company shall provide Parent with at least forty-eight (48) hours prior notice of a meeting of the Company Board (or such lesser notice as is provided to the members of the Company Board) at which the Company Board is reasonably expected to consider any Takeover Proposal. The Company shall not, and shall cause its Subsidiaries not to, enter into any Contract with any Person subsequent to the Agreement Date that prohibits, or which contains any provision that adversely affects the rights of the Company or any of its Subsidiaries upon, compliance with any of the provisions of this Agreement.

(d) From and after the Agreement Date until the Director Appointment Date, neither the Company Board nor any committee thereof shall (i) approve or recommend, or resolve to or publicly propose to approve or recommend, any Takeover Proposal, (ii) withdraw, change, amend, modify or qualify in a manner adverse to Parent or Merger Sub, or resolve to or publicly propose to withdraw, modify or qualify in a manner adverse to Parent or Merger Sub, or take any action or make any statement in connection with the transactions contemplated by this

Agreement that is inconsistent with, the Board Recommendation (any action or failure to act set forth in the foregoing clauses (i) or (ii), an “Adverse Recommendation Change”) or (iii) approve or recommend, or resolve to or propose publicly to approve, recommend or permit the Company or any of its Affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract constituting or related to, or which is intended to or could reasonably be expected to lead to, any Takeover Proposal or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere or be inconsistent with, the Offer, the Merger or any of the other transactions contemplated by this Agreement or requiring, or reasonably expected to cause, the Company to fail to comply with this Agreement (other than an Acceptable Confidentiality Agreement referred to in, and in compliance with, Section 5.02(b)). Notwithstanding the foregoing or anything else in this Agreement to the contrary, if at any time prior to the Director Appointment Date the Company receives a bona fide written Takeover Proposal which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes a Superior Proposal, the Company Board may at any time prior to the Share Acceptance Time, if it determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary obligations to the Company’s shareholders under applicable Law, (x) effect an Adverse Recommendation Change with respect to such Superior Proposal and/or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Company Termination Fee and otherwise complies with the provisions of Section 8.01(f) and Section 6.08; and provided further that the Company Board may not effect an Adverse Recommendation Change pursuant to the foregoing clause (x) or terminate this Agreement pursuant to the foregoing clause (y) unless (A) the Company has materially complied with all of its obligations pursuant to this Section 5.02, and (B):

(i) the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal (including the identity of the party making such Superior Proposal) and a copy of the proposed definitive agreement for any such Superior Proposal in the form to be entered into; and

(ii) prior to effecting such Adverse Recommendation Change or terminating this Agreement to enter into a definitive agreement with respect such Superior Proposal, the Company shall, and shall cause its Representatives to, during the Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal.

In the event of any amendment to the financial terms or any other material revisions to the Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.02(d) with respect to such new written notice. If Parent makes adjustments to the terms and conditions of this Agreement so that any Takeover Proposal ceases to constitute a Superior Proposal, the Company shall be entitled to notify the third party (which made the Takeover Proposal) thereof.

(e) Notwithstanding anything to the contrary contained in this Section 5.02, if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law, the Company Board may at any time prior to the Director Appointment Date and solely in response to an Intervening Event (x) effect an Adverse Recommendation Change with respect to such Intervening Event; provided, however, that the Company Board may not effect an Adverse Recommendation Change unless the Company shall have provided prior written notice to Parent, at least five (5) Business Days in advance of its intention to take such action, which notice shall specify the facts, circumstances and other conditions giving rise thereto, and prior to effecting such Adverse Recommendation Change, the Company shall, and shall cause its Representatives to, during such five (5) Business Day period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that an Adverse Recommendation Change is no longer necessary.

(f) Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to its shareholders if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with its fiduciary duties to the shareholders of the Company under applicable Law, it being understood, however, that (x) nothing in this Section 5.02(f) shall be deemed to permit the Company Board to make an Adverse Recommendation Change except to the extent permitted by Section 5.02(d) or Section 5.02(e) and (y) if any disclosure under this Section 5.02(f) (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) does not expressly reaffirm the Board Recommendation, such disclosure shall be deemed a Adverse Recommendation Change.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01 Shareholder Approval; Proxy Statement.

(a) If the Shareholder Approval is required under the Business Corporation Law in order to consummate the Merger other than pursuant to Section 1924(b)(1)(ii) of the Business

Corporation Law, then, in accordance with the Business Corporation Law, the Company Articles of Incorporation and the Company Bylaws, the Exchange Act, and any applicable rules and regulations of The NASDAQ Stock Market, the Company, in consultation with Parent, shall as promptly as practicable after the consummation of the Offer, for the purpose of obtaining the Shareholder Approval, duly set a record date (which shall be as promptly as reasonably practicable following the Share Acceptance Time) for, call, give notice of, convene and hold a special meeting of shareholders of the Company (the “Shareholder Meeting”) as promptly as reasonably practicable following the Share Acceptance Time. Subject to Section 5.02(d) and Section 5.02(e), the Company Board shall recommend that the shareholders of the Company vote in favor of adoption of this Agreement. At the Shareholder Meeting, Parent will cause all Shares held of record by Parent or Merger Sub (or its assignees, if any) as of the applicable record date and entitled to vote thereon in favor of the adoption of this Agreement. The Company shall comply with the Business Corporation Law, the Company Articles of Incorporation and the Company Bylaws, the Exchange Act and the rules and regulations of The NASDAQ Stock Market in connection with the Shareholder Meeting, including preparing and delivering the Proxy Statement to the Company’s shareholders as required pursuant to the Exchange Act and Section 6.01(b) below. The Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the adoption of this Agreement and approval of the Merger, and secure any approval of shareholders of the Company that is required by applicable Law to effect the Merger.

(b) If the Shareholder Approval is required under the Business Corporation Law in order to consummate the Merger other than pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law, as promptly as reasonably practicable after the Share Acceptance Time, the Company, with the assistance of Parent, shall prepare, and the Company shall file with the SEC, the preliminary Proxy Statement in form and substance reasonably satisfactory to each of the Company and Parent relating to the Merger and the transactions contemplated by this Agreement. The Proxy Statement shall (i) include a description of the Board Actions and include the Fairness Opinion and the information with respect to such opinion required to be disclosed by Item 1015(b) of Regulation M-A under the Exchange Act and (ii) to the extent that no Adverse Recommendation Change shall have occurred in accordance with Section 5.02(d) or Section 5.02(e) and not been withdrawn, shall reflect the Board Recommendation. Parent shall cooperate with the Company in the preparation of the preliminary Proxy Statement and the definitive Proxy Statement and shall furnish to the Company the information relating to it and Merger Sub required by the Exchange Act. The Company shall use its reasonable best efforts, after consultation with Parent, to respond as promptly as practicable to any comments of the SEC and to cause the Proxy Statement in definitive form to be mailed to the Company’s shareholders at the earliest practicable time. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as, and to the extent, required by applicable Law. The Company shall promptly provide Parent and its counsel with copies of any written comments or communications, and shall inform them of any oral comments or communications, that the Company or its counsel may receive from the SEC or its staff (including any request by the SEC or its staff for any amendments or supplements to the preliminary Proxy Statement or the definitive Proxy Statement), and the Company and Parent shall cooperate in filing with the SEC or its staff, and if required, the Company shall mail to its shareholders, as promptly as reasonably practicable, such amendment or supplement. Parent and its counsel shall be given a reasonable opportunity to review any written responses to such SEC comments and the Company shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Parent and its counsel.

(c) The Company agrees that its obligation to duly call, give notice of, convene and hold the Shareholder Meeting as required by this Section 6.01 shall not be affected by any Adverse Recommendation Change.

SECTION 6.02 Access to Information; Confidentiality. The Company shall, and shall cause each Subsidiary to, afford to Parent, and to Parent’s officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, access at reasonable times upon reasonable prior notice during the period prior to the Effective Time to all of its and its Subsidiaries’ facilities, properties, books and records (including stock records and access to its transfer agent) and to those officers, employees and agents of the Company to whom Parent reasonably requests access (including the reasonable opportunity to communicate with the employees of the Company or its Subsidiaries that Parent expects to retain with respect to the benefits and compensation of such employees following the Share Acceptance Time), and, during such period, the Company shall furnish, as promptly as practicable, to Parent all information concerning its and its Subsidiaries’ business, finances, operations, properties and personnel as Parent may reasonably request, and Parent shall be entitled to undertake environmental investigations at any of the properties owned, operated or leased by the Company or any of its Subsidiaries (so long as such access (including any environmental investigation) does not unreasonably interfere with the operations of the Company or its Subsidiaries). Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or disclose information or documentation (a) where such access or disclosure would contravene any Law or (b) relating to (y) the consideration, negotiation and performance of this Agreement and related agreements and (z) except as required by Section 5.02, any Takeover Proposal made after the execution of this Agreement (provided that, in the case of clause (a), the Company shall use its reasonable best efforts to put in place an arrangement to permit such disclosure without violating such Law). Except for disclosures expressly permitted by the terms of the confidentiality letter agreement dated as of January 18, 2011 between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”), Parent shall hold, and shall cause its respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the Company or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No investigation by Parent or any of its Representatives and no other receipt of information by Parent or any of its Representatives shall operate as a waiver or otherwise affect any representation, warranty, obligation, covenant or other agreement of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 6.03 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to cause the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as reasonably practicable on the terms and subject to the conditions hereof. Without limiting the foregoing, (i) each of the Company, Parent and Merger Sub shall use its reasonable best efforts: (A) to make promptly any required submissions under the HSR Act with respect to this Agreement, the Merger and the other transactions contemplated hereby; (B) to furnish information required in connection with such submissions under the HSR Act; (C) to keep the other parties reasonably informed with respect to the status of any such submissions under the HSR Act, including with respect to: (1) the receipt of any non-action, action, clearance, consent, approval or waiver, (2) the expiration of any waiting period, (3) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under the HSR Act, the Federal Trade Commission Act (the “FTC Act”), the Clayton Antitrust Act (the “Clayton Act”) or the Sherman Antitrust Act (the “Sherman Act”) (HSR Act, FTC Act, Clayton Act and Sherman Act, collectively “Antitrust Law”) and (4) the nature and status of any objections raised or proposed or threatened to be raised under the HSR Act, FTC Act, Clayton Act or Sherman Act with respect to this Agreement, the Merger or the other transactions contemplated hereby; and (D) to obtain all necessary actions or non-actions, waivers, consents, clearances and approvals from any Governmental Entity and (ii) Parent, Merger Sub and the Company shall: (A) cooperate with one another in promptly determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other supranational, national, federal, state, foreign or local Law or regulation or whether any consents, approvals or waivers are required to be obtained from other parties to loan agreements or other Contracts related to the Company’s business in connection with this Agreement, the Merger or the consummation of the other transactions contemplated hereby; (B) cooperate with one another in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers; and (C) not to enter into any transaction prior to the Share Acceptance Time that would reasonably be expected to materially increase the risk of not obtaining the applicable clearance, approval or waiver under the Antitrust Laws with respect to the transactions contemplated by this Agreement.

(b) The Company, Parent and Merger Sub shall: (i) promptly notify the others of, and if in writing, furnish the outside legal counsel for the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Entity and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity; provided that materials may be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; and (ii) keep the others reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the Merger. No party to this Agreement shall participate in or agree to participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry relating to such matters unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate in such meeting, telephone call or discussion. The parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act.

(c) In furtherance and not in limitation of the foregoing, if any objections are asserted with respect to the transactions contemplated hereby under the HSR Act, FTC Act, Clayton Act, Sherman Act or if any investigation, litigation or other administrative or judicial action or proceeding is commenced or proposed or threatened to be commenced challenging any of the transactions contemplated hereby as violative of the HSR Act, FTC Act, Clayton Act or Sherman Act or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to resolve, and to cooperate and assist the other parties in resolving, any such objections, investigation or litigation, action or proceeding, and shall make such proposals and take such actions so as to permit the Merger and the other transactions contemplated by this Agreement to be consummated as promptly as practicable, and in any event prior to the Outside Date, in accordance with applicable Law (including the Antitrust Laws), including making proposals, executing and carrying out agreements and submitting to orders providing for divesting (or agreeing to divest) assets of the Company and its Subsidiaries that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Each party to this Agreement shall (i) subject to Section 6.03(c) above, respond as promptly as reasonably practicable to any inquiries or requests for additional information and documentary material received from any Governmental Entity in connection with any antitrust or competition matters related to this Agreement and the transactions contemplated by this Agreement, (ii) not extend any waiting period or agree to refile under the HSR Act (except with the prior written consent of the other party hereto) and (iii) not enter into any agreement with any Governmental Entity agreeing not to consummate the transactions contemplated by this Agreement.

(e) Notwithstanding anything in this Agreement to the contrary, in the event that any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each, a “Proceeding”) is instituted, or threatened to be instituted challenging any of the transactions contemplated hereby as violative of any Antitrust Law and such Proceeding seeks to prevent, materially impede or materially delay the consummation of the Merger or any other transaction completed by this Agreement, each of the Company, Parent and Merger Sub shall cooperate with each other and use its respective reasonable best efforts to avoid, vacate, modify, or suspend each such Proceeding, including through litigation, unless, by agreement, the Parties determine that litigation is not in their respective best interests; provided, however, except as expressly provided for in Section 6.03(c), that Parent and Merger Sub shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for (i) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any of its Subsidiaries, (ii) the imposition of any limitation or regulation on the ability of Parent or any of its Affiliates to freely conduct their business or own such assets, or (iii) the holding separate of the shares of the Company or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the shares of Company. Nothing in this Section 6.03 shall limit a party’s right to terminate this Agreement pursuant to Section 8.01(b)(i) if such party has, until such date, complied in all material respects with its obligations under this Section 6.03.

SECTION 6.04 Benefit Plans.

(a) For the period commencing at the Effective Time and ending on the earlier of (x) the date that is twelve (12) months following the Effective Time and (y) the date on which the employment of an employee of the Company and its Subsidiaries who continues his or her employment with the Surviving Corporation or its Subsidiaries following the Effective Time (each, a “Company Employee” and, collectively, the “Company Employees”) terminates, the Surviving Corporation shall provide each Company Employee with employee benefits that are no less favorable in the aggregate than the employee benefits provided to similarly situated Parent employees; and, for the period commencing at the Effective Time and ending on the earlier of (x) the date that is six (6) months following the Effective Time and (y) the date on which the employment of a Company Employee terminates, the Surviving Corporation shall provide each Company Employee with (A) at least the same wage rate or annual rate of base salary, as applicable, as was provided to such Company Employee immediately prior to the Effective Time, and (B) an opportunity to earn an amount of ordinary course annual performance bonus and commission opportunities (not including equity or equity related-related incentive compensation) that are substantially comparable in the aggregate to the amount of ordinary course annual bonus and commission opportunities that were available to such Company Employee immediately prior to the Effective Time; provided, however, that neither Parent nor the Surviving Corporation (or any of their respective Affiliates) shall be under any obligation to either (1) retain any employee or group of employees of the Company or any of its Subsidiaries or (2) retain any Company Benefit Plan, other than as required by applicable Law; and provided further, however, to the extent that, prior to the Effective Time, the employees of the Company or its Subsidiaries named on Section 6.04(a) of the Company Disclosure Schedule as of the Agreement Date enter into offer letters regarding their employment (including compensation and benefits) after the Effective Time, each such offer letter shall supersede this Section 6.04(a) with respect to the employee party to such offer letter. Neither Parent nor Merger Sub have provided notice to Company and/or its Subsidiaries of any actual or anticipated actions by Parent and/or Merger Sub that would give rise to an obligation on the part of Company and/or its Subsidiaries to provide notice under the Worker Adjustment and Retraining Notification Act, as amended, or any similar state or local law.

(b) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Parent or any of its Subsidiaries excluding both any retiree healthcare plans or programs maintained by Parent or any of its Subsidiaries and any equity compensation arrangement maintained by Parent or any of its Subsidiaries but including any paid time off, vacation and severance pay arrangements (collectively, “Parent Benefit Plans”) in which any of the Company Employees will participate effective after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize all service of the Company Employees with the Company or any of its Subsidiaries, as the case may be (including service with any other predecessor employer of the Company or any such Subsidiary, to the extent service with such other predecessor employer is, or would have been, recognized by the Company or such Subsidiary), for purposes of determining vesting and eligibility (but not for (i) purposes of early retirement subsidies under any Parent Benefit Plan that is a defined benefit pension plan or (ii) benefit accrual purposes in any Parent Benefit Plan in which such Company Employees may be eligible to participate after the Effective Time); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or to the extent that such service was not recognized under the corresponding Company Benefit Plan.

(c) Parent shall use its reasonable efforts to (i) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time and (ii) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any Parent Benefit Plan that is a welfare benefit plan and in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan(s) immediately prior to the Effective Time and provided that nothing in this Section 6.04(c) shall obligate Parent to provide any benefit under any Parent Benefit Plan that is a welfare benefit plan that it did not provide under such plan as of the Effective Time.

(d) The Company shall terminate all cash or deferred arrangements within the meaning of Section 401(k) of the Code (the “401(k) Plans”) sponsored, maintained or contributed to by the Company, effective not later than (x) if the Merger is effected by way of a Short Form Merger, the day immediately preceding the Share Acceptance Time or (y) if Shareholder Approval is required under the Business Corporation Law in order to consummate the Merger other than pursuant to Section 1924(b)(1)(ii) of the Business Corporation Law, the day immediately preceding the Closing Date (in either case, the “401(k) Plan Termination Date”). The Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated pursuant to a resolution of the Company Board (the form and substance of which shall be subject to review and approval by Parent) not later than the day immediately preceding 401(k) Plan Termination Date.

(e) The Company, Parent and Merger Sub acknowledge and agree that all provisions contained in this Section 6.04 and in Sections 4.01(l) and (n) with respect to Company Employees are included for the sole benefit of Parent, Merger Sub and the Company, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any Company Employees, former Company Employees, any participant in any Company Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Parent, the Surviving Corporation, or any of their respective Affiliates. No provision of this Section 6.04 or Sections 4.01(l) or (n) shall constitute an amendment to any Company Benefit Plan or any employee benefit or compensation plan, policy agreement or arrangement of Merger Sub or any of its Affiliates.

SECTION 6.05 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder (“Section 16”) of Shares or Company Stock Options pursuant to this Agreement, and the Offer and the Merger shall be an exempt transaction for purposes of Section 16.

SECTION 6.06 Rule 14d-10(d) Matters. Prior to the Share Acceptance Time, the Company (acting through the Compensation Committee of the Company Board which shall, at the time of such approval, consist entirely of independent directors as such term is defined in Rule 5605(a)(2) of the NASDAQ Marketplace Rules) will take all such steps as may be required to cause each agreement, arrangement or understanding entered into by the Company or its Subsidiaries on or after the Agreement Date with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

SECTION 6.07 Indemnification, Exculpation and Insurance. (a) Parent agrees that all rights to indemnification of and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the Agreement Date, a director or officer of the Company (each, an “Indemnified Party”) to the extent that such Persons are entitled to such rights pursuant to and as provided in the Company Articles of Incorporation, the Company Bylaws or any indemnification agreement between such Indemnified Party and the Company (a true and complete copy of which has been made available to Parent), in each case, as in effect on the Agreement Date, shall remain in full force and effect for a period of six (6) years after the Effective Time (or in the case of any indemnification agreement providing for a longer period, until the expiration of the rights in accordance with the terms of such indemnification agreement). Such rights shall survive the Merger and shall, for a period of six (6) years after the Effective Time (or in the case of any indemnification agreement providing for a longer period, until the expiration of the rights in accordance with the terms of such indemnification agreement), not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such

Indemnified Party without the prior consent of the affected Indemnified Party. If written notice of a claim for indemnification pursuant to this Section 6.07 has been given prior to the expiration of the six (6) year (or longer) period referenced above, then no amendment, repeal or modification of this Section 6.07 shall adversely affect the Indemnified Party’s rights in respect of such claim.

(b) Parent shall either (i) cause to be maintained in effect, for a period of six (6) years after the Effective Time, the directors’ and officers’ liability insurance policy that is in effect at the Agreement Date (the “Current D&O Policy”) covering acts or omissions at or prior to the Effective Time with respect to those persons who are covered by the Current D&O Policy as of the Effective Time, or (ii) obtain, in consultation with the Company, a prepaid (or “tail”) directors’ and officers’ liability insurance policy covering acts or omissions occurring at or prior to the Effective Time for a period of six (6) years after the Effective Time, with respect to those persons who are covered by the Current D&O Policy as of the Effective Time on terms with respect to such coverage and amounts no less favorable to such indemnified persons than those of the Current D&O Policy; provided that in no event shall the aggregate costs of such insurance policies exceed in any one (1) year during the six (6) years after the Effective Time one-hundred fifty percent (150%) of the aggregate premiums paid by the Company for such purpose with respect to 2010 (which aggregate premiums with respect to 2010 are hereby represented and warranted by the Company to be $230,000), it being understood that Parent or the Surviving Corporation shall nevertheless be obligated to purchase such coverage, with respect to each year during such six (6) year period, as may be obtained for such one-hundred fifty percent (150%) annual amount; provided further that Parent or the Surviving Corporation may substitute therefor policies of any reputable insurance company, so long as such policies have terms with respect to coverage and amounts no less favorable to such indemnified persons than those of the Current D&O Policy.

(c) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees assume the obligations set forth in this Section 6.07.

(d) The provisions of this Section 6.07 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. On and after the Share Acceptance Time, the provisions of this Section 6.07 may not be amended in a manner adverse to any Indemnified Party without his or her prior consent.

SECTION 6.08 Fees and Expenses.

(a) Except as provided elsewhere in this Section 6.08, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b) Notwithstanding anything to the contrary contained in this Agreement:

(i) In the event this Agreement is terminated by Parent pursuant to Section 8.01(e), then the Company shall pay to Parent the Company Termination Fee within one (1) Business Day following the date of such termination of this Agreement;

(ii) If this Agreement is terminated by the Company pursuant to Section 8.01(f), then the Company shall pay to Parent the Company Termination Fee immediately prior to, and as a condition to the effectiveness of, such termination of this Agreement; and

(iii) In the event that, prior to the date of termination of this Agreement (but in no event later than the Share Acceptance Time), a Takeover Proposal shall have been publicly made to the Company or shall have been made directly to the shareholders of the Company generally or shall have otherwise become publicly known, or any Person shall have publicly announced an intention to make a Takeover Proposal (whether or not conditional) and (A) thereafter this Agreement is terminated (1) by either Parent or the Company pursuant to Section 8.01(b)(i), (2) by Parent or the Company pursuant to Section 8.01(b)(ii) or (3) by Parent pursuant to Section 8.01(c) based on a willful breach of the Company’s covenants or agreements set forth in this Agreement and (B) within twelve (12) months after such termination, the Company enters into a definitive agreement to consummate or consummates an Acquisition Transaction, then the Company shall pay Parent an aggregate fee equal to the Company Termination Fee on the earlier of the date of entry into a definitive agreement or the date of consummation referred to above. For purposes of this Section 6.08(b)(iii), the term “Acquisition Transaction” shall have the meaning assigned to such term in Section 5.02(a)(i), except that all references to ten percent (10%) therein shall be deemed to be references to fifty percent (50%).

(iv) All payments under this Section 6.08 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.

(c) The Company acknowledges and agrees that the agreements contained in this Section 6.08 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not have entered into this Agreement. Accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 6.08, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with collection under and enforcement of this Section 6.08 (only if and to the extent such collection and enforcement actions are determined in Parent’s favor), together with interest on the amount of the Company Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made.

SECTION 6.09 Public Announcements. Each of Parent, Merger Sub and the Company agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 5.02, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance, it being understood that the final form and content of any such release or announcement, to the extent required, shall be at the final discretion of the disclosing party. The Company, Merger Sub and Parent agree that the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall each cause a separate press release announcing the execution and delivery of this Agreement, which shall not be issued prior to the approval of each of, the Company and Parent.

SECTION 6.10 Shareholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Parent’s prior written consent.

SECTION 6.11 Notes and Warrants. The Company shall take all actions as may be necessary to comply with all of the terms and conditions of the Note and Warrant Purchase Agreement, the form of warrant for the Company Warrants and the other agreements related thereto, including paying required prepayments of indebtedness under the Note and Warrant Purchase Agreement and any required premium thereon.

SECTION 6.12 Notification of Certain Matters.

(a) The Company shall promptly notify Parent in writing of:

(i) to the Knowledge of the Company, the occurrence of any state of facts, change, development, event or condition that would cause or result, or would reasonably be expected to cause or result, in any of the conditions to the Offer or the Merger set forth in Annex II or Article VII not being satisfied or satisfaction of any of those conditions being materially delayed;

(ii) any notice or other communication from any Person (other than a Governmental Entity) alleging that the consent of such Person is required in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement; and

(iii) any suits, actions or Proceedings commenced or, to the Knowledge of the Company, threatened that relate to the consummation of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement;

provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(b) Parent and Merger Sub shall promptly notify the Company in writing of:

(i) any notice or other communication from any Person (other than a Governmental Entity) alleging that the consent of such Person is required in connection with the Offer, the Merger or any of the other transactions contemplated by this Agreement; and

(ii) any suits, actions or Proceedings commenced or, to the knowledge of Parent, threatened that relate to the consummation of this Agreement, the Offer, the Merger or any of the other transactions contemplated by this Agreement;

provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

SECTION 6.13 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall reasonably cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to cause the delisting of the Company and of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

SECTION 6.14 Takeover Laws. From the Agreement Date until the Effective Time, the Company will not take any action that would cause the transactions contemplated by this Agreement, including the Offer and the Merger, to be subject to requirements imposed by any Takeover Law. If any Takeover Law becomes or is deemed to become applicable to the Company or the transactions contemplated hereby, including the Offer and the Merger, then the Company Board shall take all actions (to the extent such actions are to be taken by the Company) necessary to irrevocably render such Takeover Law inapplicable to the foregoing.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval; Short Form Merger. (i) Shareholder Approval shall have been obtained or (ii) all conditions of applicable Law required to be satisfied to effect the Merger as a Short Form Merger shall have been satisfied.

(b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Judgment or ruling issued by any Governmental Entity of competent jurisdiction (collectively, “Restraints”) shall be in effect restraining, enjoining, preventing or otherwise prohibiting the consummation of the Merger, and there shall not be in effect any Law enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger.

(c) Acceptance of the Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not properly withdrawn in accordance with the terms hereof and thereof.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned, whether before or after receipt of Shareholder Approval:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) by either of Parent or the Company:

(i) if the Share Acceptance Time shall not have occurred on or before November 16, 2011 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, the Merger Sub) to perform any of its obligations under this Agreement in any respect has been a principal cause of or resulted in the failure of the Offer to be consummated on or before the Outside Date;

(ii) if the Offer (A) as it may be required to be extended pursuant to clause (iv) of the fifth sentence of Section 1.01, expires as a result of the non-satisfaction of the Minimum Condition, (B) as it may have been otherwise extended pursuant to Section 1.01, expires as a result of the non-satisfaction of any Offer Condition or (C) is terminated or withdrawn pursuant to its terms in accordance with this Agreement without any Shares being purchased thereunder; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any party if the failure of such party (and in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement in any respect has been a principal cause of or resulted in the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer pursuant to its terms without any Shares being purchased thereunder;

(iii) if any Restraint that has the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, including the acceptance for payment of, and payment for, prior to the Share Acceptance Time, the Shares pursuant to the Offer or, prior to the Effective Time, consummation of the Merger, shall have become final and nonappealable, or any Law shall have been enacted or promulgated by any Governmental Entity which prevents the consummation of the Offer, the Merger or the transactions contemplated by this Agreement;

(c) by Parent, prior to the Share Acceptance Time, if (i) the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any of the conditions set forth in paragraphs (c) or (d) of Annex II and (B) is incapable of being cured or, if capable of being cured, is not cured prior to the date that is thirty (30) Business Days from the date that the Company is notified in writing by Parent of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by the Company, prior to the Share Acceptance Time, if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would have, individually or in the aggregate, a Parent Material Adverse Effect and (B) is incapable of being cured or, if capable of being cured, is not cured prior to the earlier of the Outside Date and the date that is thirty (30) Business Days from the date that Parent is notified in writing by the Company of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e) by Parent, prior to the Share Acceptance Time, if:

(i) an Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 5.02);

(ii) the Company shall fail to include the Board Recommendation in the Schedule 14D-9 or fail to permit the Parent to include to the Board Recommendation in the Offer Documents;

(iii) the Company Board fails to publicly reaffirm the Board Recommendation within five (5) Business Days after the Company’s receipt of a written request by Parent to provide such reaffirmation following the date of any Takeover Proposal or any modification of a Takeover Proposal; or

(iv) the Company shall have materially breached any of its obligations under Section 5.02 (each of clauses (i) through (iv), a “Triggering Event”).

(f) by the Company, in accordance with Section 5.02(d), but only if the Company shall have materially complied with its obligations under Section 5.02 and is otherwise permitted to accept the applicable Superior Proposal pursuant to Section 5.02(d); provided, however, that the Company shall simultaneously with such termination enter into the definitive acquisition agreement relating to such Superior Proposal and pay the Company Termination Fee to Parent.

SECTION 8.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of Parent, Merger Sub or the Company, other than the last sentence of Section 6.02, Section 6.08, this Section 8.02 and Article IX, which provisions shall survive such termination; provided, however, that nothing herein shall relieve the Company, Parent or Merger Sub from liability for any fraud or willful breach of this Agreement.

SECTION 8.03 Amendment. Subject to the provisions of Section 1.03(c), this Agreement may be amended by the Company, Merger Sub and Parent by action taken by Parent or on behalf of the Company or Merger Sub, their respective Boards of Directors at any time prior to the Effective Time; provided, however, that after receipt of the Shareholder Approval, there shall not be made any amendment that by Law requires further approval by the shareholders of the Company without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 8.04 Extension; Waiver. Subject to the provisions of Section 1.03(c), at any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, or (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01 Nonsurvival of Representations and Warranties. None of the representations or warranties of the parties contained in this Agreement and in any instrument delivered pursuant to this Agreement shall survive the earliest of (a) the Share Acceptance Time, (b) the Effective Time and (c) termination of this Agreement (except as set forth in Section 8.02) and after such time there shall be no Liability in respect thereof, whether such Liability has accrued prior to or after such termination, on the part of any party or any of its officers, directors, agents or Affiliates.

SECTION 9.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands, approvals, and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (i) if personally delivered to an authorized representative of the recipient, when actually delivered to such authorized representative; (ii) if sent via facsimile transmission on a Business Day before 5:00 p.m. in the time zone of the receiving party, when transmitted and receipt is confirmed; (iii) if sent via facsimile transmission on a day other than a Business Day or on a Business Day after 5:00 p.m. in the time zone of the receiving party and receipt is confirmed, on the following Business Day; (iv) if sent designated for overnight delivery by a nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery; and (v) if sent by registered or certified mail in the United States, return receipt requested, upon receipt; provided, in each case, that such notices, requests, demands and other communications are delivered to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

Attention: General Counsel

Fax No: (269) 385-2066

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Attention: Charles W. Mulaney, Jr., Esq.

                   Richard C. Witzel, Jr., Esq.

Fax No: (312) 407-8518

if to the Company, to:

Orthovita, Inc.

77 Great Valley Parkway

Malvern, Pennsylvania, 19355

Attn: General Counsel

Fax No: (610) 640-2603

with a copy to (which shall not constitute notice):

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103-4196

Attention: Richard A. Silfen, Esq.

                  Douglas P. Howard, Esq.

Fax No: (215) 689-4385

SECTION 9.03 Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to the Company than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not prohibit the non-public submission of Acquisition Proposals or amendments thereto to the Company Board); provided that such confidentiality and standstill agreement shall expressly permit, and shall not contain any provision that adversely affects the rights of the Company thereunder upon, compliance by the Company with any provision of this Agreement;

(b) an “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(c) “Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any date on which banks are not required or authorized to be closed in the city of Philadelphia, Chicago and/or New York;

(d) “Claim” means any threatened or actual claim, action, suit, proceeding, or investigation;

(e) “Company Disclosure Schedule” means the disclosure schedules dated as of the Agreement Date delivered by the Company to Parent and Merger Sub;

(f) “Company Termination Fee” means $9,891,604;

(g) “Effect” means any change, effect, event, development, occurrence, condition or state of facts;

(h) “Federal Health Care Program” has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs;

(i) “Fully Diluted Shares” means all outstanding securities entitled to vote in the election of directors of the Company or on the adoption of this Agreement and approval of the Merger, together with all such securities which the Company would be required or permitted to issue assuming the conversion, exercise or exchange of any then-outstanding warrants, options, benefit plans or obligations, securities or instruments convertible or exchangeable into, or rights exercisable for, such securities, whether or not then convertible, exchangeable or exercisable;

(j) “Intervening Event” means a material event relating to the Company or its Subsidiaries which is (i) unknown and not reasonably capable of being known to the Company Board as of the Agreement Date and (ii) becomes known to or by the Company Board prior to the Share Acceptance Time; provided, however, that in no event shall the receipt of a Takeover Proposal or any Event relating to an Acquisition Transaction constitute an Intervening Event;

(k) “Knowledge” means with respect to the Company, the actual knowledge, after reasonable inquiry, of any of the persons set forth in Section 9.03(k) of the Company Disclosure Schedule;

(l) “Lien” means any lien, pledge, hypothecation, charge, restriction on voting rights, security interest or other encumbrance of any nature whatsoever;

(m) “Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (i) is, or would reasonably be expected to be or to become, materially adverse to the Company’s business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays, or would reasonably be expected to prevent, materially impede or materially delay, the consummation of the Offer or the Merger or the performance by the

Company of any of its material obligations under this Agreement; provided, however, that, in the case of clause (i) only, any Effect directly resulting from the following will not be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: (a) the economy or financial markets in general; (b) the economic, business, financial or regulatory environment generally affecting the industry in which the Company operates or the reimbursement environment affecting the Company’s Cortoss products for vertebroplasty and kyphoplasty procedures; (c) changes in applicable accounting regulations or principles or interpretations thereof; (d) in and of itself, any change in the Company’s stock price or trading volume or any failure by the Company to meet any cash utilization, revenue, earnings or other similar projections (it being understood that Effects giving rise to or contributing to such change or failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect); (e) the announcement or pendency of this Agreement or the transactions contemplated hereby; or (f) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, except in the cases of clauses (a), (b), (c) and (f), to the extent the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby in relation to other companies in the industry in which the Company and its Subsidiaries operate;

(n) “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects, prevents or materially impedes or materially delays the consummation by Parent or Merger Sub of the Offer, the Merger or the other transactions contemplated hereby;

(o) “Permitted Liens” means (A) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens which are not yet due and payable or if due, which are being contested in good faith by appropriate proceedings diligently pursued and for which adequate reserves have been established; (B) Liens for Taxes, assessments and other governmental charges and levies that are not due and payable or that are being contested in good faith through appropriate proceedings and for which there are adequate reserves on the financial statements of the Company; (C) zoning, building codes, and other land use laws regulating the use or occupancy of such real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction that do not adversely affect the Company’s or any of its Subsidiaries’ leaseholder interest in, or the Company’s or its Subsidiaries’ use of, such real property; (D) Liens granted under the Note and Warrant Purchase Agreement and the related agreements, instruments and other documents, including security agreements; (E) non-monetary Liens that would not, individually or in the aggregate, reasonably be expected to materially impair the value of, or adversely affect the continued operation of, the assets to which they relate in the conduct of the business of the Company and its Subsidiaries as currently conducted; and (F) Liens disclosed on Section 9.03(o) of the Company Disclosure Schedule;

(p) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity;

(q) “Products” means devices, spare parts and all other medical products or consumables that are being developed, tested, manufactured marketed, distributed or sold by the Company or the Company’s Subsidiaries;

(r) “Registrations” means authorizations, approvals, clearances, licenses, permits, certificates or exemptions issued by any Regulatory Authority (including 510(k) or pre-market notification clearances, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, development, manufacture, distribution, marketing, storage, transportation, use and sale of the products of the Company or any of its Subsidiaries;

(s) “Regulatory Authority” means the FDA and any other federal, state, local or foreign Governmental Entity that regulates the research, clinical investigation, marketing, distribution, advertising, labeling, promotion, sale, use handling and control, safety, efficacy, reliability, or manufacturing of medical devices;

(t) “Representative” means, with respect to any Person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such Person;

(u) “Restrictive Covenant” means any restrictive covenant obligation (including any non-compete, non-solicit, non-interference, non-disparagement or confidentiality obligation) owed to the Company or its Subsidiaries;

(v) “Shareholder Approval” means the affirmative vote of holders of a majority of the outstanding Shares entitled to vote thereon to approve and adopt the Merger; and

(w) a “Subsidiary” of any Person means another Person, of which the first Person (either alone or through or together with any other of its Subsidiaries) owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity interests entitled to vote for the election of the board of directors or other governing body of such Person.

SECTION 9.04 Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 9.05 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Exhibits and Company Disclosure Schedule), the Confidentiality Agreement and any agreements entered into contemporaneously herewith (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement, provided that the Confidentiality Agreement shall survive the execution and delivery of this Agreement (provided that the provisions of this Agreement shall supersede any conflicting provision of the Confidentiality Agreement) and (b) are not intended to and do not confer upon any Person other than the parties any legal or equitable rights or remedies, other than the provisions set forth in Section 6.07 (from and after the Effective Time), whether as third party beneficiaries or otherwise.

SECTION 9.06 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY STATE OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THAT MANDATORY PROVISIONS OF THE BUSINESS CORPORATION LAW ARE APPLICABLE HERETO.

SECTION 9.07 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, that Merger Sub may assign, in its sole and absolute discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly owned Subsidiary of Parent. No assignment (including an assignment to which the Company has consented) shall release Parent or Merger Sub of their obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.08 Specific Enforcement; Consent to Jurisdiction; Waiver of Jury Trial.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that until such time as this Agreement is validly terminated pursuant to the provisions of Section 8.01, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the District of Delaware or any other competent court of the State of Delaware (collectively, the “Delaware Courts”), this being in addition to any other remedy to which they are entitled at law or in equity. The pursuit of specific enforcement by either party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

(b) Each of the parties hereto hereby (i) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Courts in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court, (iii) agrees that it will not bring any such action or proceeding in any court other than the Delaware Courts, (iv) agrees that any Claim in respect of any such action or proceeding may be heard and determined in any Delaware Court, (v) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any Delaware Court and (vi) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any Delaware Court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.02. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08(c).

SECTION 9.09 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.10 Interpretation. When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References to a Person are also to its permitted successors and assigns. References to “made available” in this Agreement shall mean that the information or documents referred to have been posted and made available for viewing and printing by Parent, Merger Sub or their Representatives on the electronic datasite for the transactions contemplated by this Agreement and that was established by the Company and hosted by Merrill Corporation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intention or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or portable document format (.PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signatures appear on following page.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

COMPANY

ORTHOVITA, INC.

By:	/s/ ANTONY KOBLISH
	Name:	Antony Koblish
	Title:	President & CEO

PARENT

STRYKER CORPORATION

By:	/s/ S.P. MACMILLAN
	Name:	Stephen P. MacMillan
	Title:	Chairman, President and Chief Executive Officer

MERGER SUB

OWL ACQUISITION CORPORATION

By:	/s/ MICHAEL P. MOGUL
	Name:	Michael P. Mogul
	Title:	President

Annex I

Index of Defined Terms

Term	Section Number

“401(k) Plans”	Section 6.04(d)

“401(k) Plan Termination Date”	Section 6.04(d)

“Acceptable Confidentiality Agreement”	Section 9.03(a)

“Acquisition Transaction”	Section 5.02(a)(i)(A)

“Adverse Recommendation Change”	Section 5.02(d)

“Affiliate”	Section 9.03(b)

“Agreement”	Preamble

“Agreement Date”	Preamble

“Antitrust Law”	Section 6.03(a)

“Appraisal Shares”	Section 3.01(d)

“Articles of Merger”	Section 2.03

“Board Actions”	Section 1.02(a)

“Board Recommendation”	Section 1.02(a)

“Business Corporation Law”	Section 1.01(a)

“Business Day”	Section 9.03(c)

“Certificate”	Section 3.01(c)

“Claim”	Section 9.03(d)

“Clayton Act”	Section 6.03(a)

“Closing”	Section 2.02

“Closing Date”	Section 2.02

“Code”	Section 3.02(h)

“Company”	Preamble

“Company Articles of Incorporation”	Section 2.05

“Company Benefit Plan”	Section 4.01(n)(xiii)

“Company Board”	Recitals

“Company Bylaws”	Section 1.03(a)

“Company Common Stock”	Recitals

Term	Section Number

“Company Disclosure Schedule”	Section 9.03(e)

“Company Employee”	Section 6.04(a)

“Company Employees”	Section 6.04(a)

“Company Financial Advisor”	Section 4.01(w)

“Company Intellectual Property”	Section 4.01(t)(i)

“Company Material Contracts”	Section 4.01(q)

“Company or any of its Subsidiaries”	Section 4.01(p)(ix)

“Company Permits”	Section 4.01(i)(iii)

“Company Preferred Stock”	Section 4.01(c)(i)

“Company Restricted Stock”	Section 4.01(c)(i)

“Company Stock Options”	Section 4.01(c)(i)

“Company Stock Plans”	Section 4.01(c)(i)

“Company Termination Fee”	Section 9.03(f)

“Company Warrants”	Section 4.01(c)(i)

“Confidentiality Agreement”	Section 6.02

“Continuing Director”	Section 1.03(a)

“Contract”	Section 4.01(d)(ii)

“Controlled Group Member”	Section 4.01(n)(iii)

“Convertible Company Debt”	Section 4.01(c)(vi)

“Current D&O Policy”	Section 6.07(b)

“Delaware Courts”	Section 9.08(a)

“Director Appointment Date”	Section 1.03(a)

“Effect”	Section 9.03(g)

“Effective Time”	Section 2.03

“Environmental Claim”	Section 4.01(p)(iii)

“Environmental Law”	Section 4.01(p)(ix)

“ERISA”	Section 4.01(n)(i)

“ESPP”	Section 4.01(c)(i)

“Exchange Act”	Section 1.01(a)

“Exchange Fund”	Section 3.02(a)

“Expiration Date”	Section 1.01(a)

Term	Section Number

“Fairness Opinion”	Section 4.01(w)

“FDA”	Section 4.01(j)(i)

“Federal Health Care Program”	Section 9.03(h)

“Federal Health Care Program Laws”	Section 4.01(k)(iii)

“Federal Privacy and Security Regulations”	Section 4.01(k)(v)

“Filed SEC Documents”	Section 4.01

“Foreign Plan”	Section 4.01(n)(xi)

“FTC Act”	Section 6.03(a)

“Fully Diluted Shares”	Section 9.03(i)

“GAAP”	Section 4.01(f)(ii)

“Governmental Entity”	Section 4.01(e)

“Hazardous Material”	Section 4.01(p)(ix)

“Health Care Permits”	Section 4.01(k)(x)

“HIPAA”	Section 4.01(k)(v)

“HSR Act”	Section 4.01(e)

“Indebtedness”	Section 5.01(b)(viii)

“Indemnified Party”	Section 6.07(a)

“Initial Expiration Date”	Section 1.01(a)

“Intellectual Property”	Section 4.01(t)(i)

“Intervening Event”	Section 9.03(j)

“Judgment”	Section 4.01(d)(ii)

“Knowledge”	Section 9.03(k)

“Law”	Section 4.01(d)(ii)

“Leased Real Property”	Section 4.01(s)(i)

“Liability”	Section 4.01(f)(iii)

“Lien”	Section 9.03(l)

“Material Adverse Effect”	Section 9.03(m)

“Merger”	Recitals

“Merger Consideration”	Section 3.01(c)

“Merger Sub”	Preamble

“Minimum Condition”	Section 1.01(a)

Term	Section Number

“Note and Warrant Purchase Agreement”	Section 4.01(c)(i)

“Notice Period”	Section 5.02(d)(i)

“Offer”	Recitals

“Offer Conditions”	Section 1.01(a)

“Offer Documents”	Section 1.01(b)

“Offer Price”	Recitals

“Option Amount”	Section 3.03(a)

“Outside Date”	Section 8.01(b)(i)

“Parent”	Preamble

“Parent Benefit Plans”	Section 6.04(b)

“Parent Material Adverse Effect”	Section 9.03(n)

“Paying Agent”	Section 3.02(a)

“Permitted Liens”	Section 9.03(o)

“Person”	Section 9.03(p)

“Proceeding”	Section 6.03(e)

“Products”	Section 9.03(q)

“Proxy Statement”	Section 4.01(e)

“Real Property Leases”	Section 4.01(s)(i)

“Registrations”	Section 9.03(r)

“Regulatory Authority”	Section 9.03(s)

“Registered Intellectual Property”	Section 4.01(t)(i)

“Release”	Section 4.01(p)(ix)

“Representative”	Section 9.03(t)

“Restraints”	Section 7.01(b)

“Restrictive Covenant”	Section 9.03(u)

“Schedule 14D-9”	Section 1.02(c)

“Schedule TO”	Section 1.01(b)

“SEC”	Section 1.01(a)

“SEC Documents”	Section 4.01(f)(i)

“Section 16”	Section 6.05

“Securities Act”	Section 4.01(e)

Term	Section Number

“Share Acceptance Time”	Section 1.03(a)

“Shareholder Approval”	Section 9.03(v)

“Shareholder Meeting”	Section 6.01(a)

“Shares”	Recitals

“Sherman Act”	Section 6.03(a)

“Short Form Merger”	Section 2.01(b)

“SSA”	Section 4.01(k)(ii)

“Subchapter D”	Section 3.01(d)

“Subsequent Offering Period”	Section 1.01(a)

“Subsidiary”	Section 9.03(w)

“Superior Proposal”	Section 5.02(b)

“Surviving Corporation”	Section 2.01(a)

“Takeover Laws”	Section 1.02(a)

“Takeover Proposal”	Section 5.02(a)(i)(B)

“Tax Return”	Section 4.01(o)(xiii)

“Taxes”	Section 4.01(o)(xiii)

“Tender and Voting Agreements”	Recitals

“Triggering Event”	8.01(e)(iv)

“Uncertificated Shares”	Section 3.01(c)

Annex II

Offer Conditions

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Merger Sub’s and Parent’s rights and obligations to extend, amend or terminate the Offer in accordance with the Agreement, Merger Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Company Common Stock after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated or (iii) at any time on or after the Agreement Date and prior to the Share Acceptance Time, any of the following events shall occur and be continuing:

(a) There shall be pending any Proceeding by any Governmental Entity of competent jurisdiction against Parent, Merger Sub, the Company or any Subsidiary of the Company in connection with the Offer or the Merger, seeking to (i) make illegal, restrain, prohibit or materially delay the making or consummation of the Offer or the Merger or the performance of any other transactions contemplated by this Agreement, (ii) restrict, prohibit or limit the ownership or operation by Parent or any of its Subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries or compel the Parent or any of its Subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective Subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective Subsidiaries to conduct its business or own such assets, other than restrictions, prohibitions or limitations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (iii) impose material limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Parent or any of its Subsidiaries on all matters properly presented to the stockholders of the Company or (iv) require divestiture by Parent or any of its Subsidiaries of any Shares of Company Common Stock;

(b) There shall be any Restraint or Law enacted, entered, enforced or promulgated by any Government Entity of competent jurisdiction applicable to the Offer, the Merger, or the performance of any other transactions contemplated by this Agreement, the effect of which is to, or would reasonably be expected to, directly or indirectly, have any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above;

(c) The Company shall have materially breached or failed to perform or comply in any material respect with any of its covenants or agreements under the Agreement to be performed or complied with by it under the Agreement on or prior to the Share Acceptance Time;

(d) (i) Any representation or warranty of the Company set forth in the first sentence of Section 4.01(a) or in Sections 4.01(c), 4.01(d)(i) or 4.01(x) shall fail to be true and correct in all respects at and as of the Agreement Date and at and as of such time on or after the Agreement Date as though made at and as of such time, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time); and (ii) any other representation or warranty of the Company contained in the Agreement (other than those listed in the preceding clause (i)) (without giving effect to any qualification as to “materiality” or “Material Adverse Effect” qualifiers set forth therein) shall fail to be true and correct in all respects at and as of the Agreement Date and at and as of such time on or after the Agreement Date as though made at and as of such time, except for representations and warranties that relate to a specific date or time (which need only be so true and correct as of such date or time) and, in the case of this clause (ii) only, except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Material Adverse Effect;

(e) After the Agreement Date there shall have occurred any Effect which has had, or which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(f) The Agreement shall have been terminated in accordance with its terms.

At the request of Parent or Merger Sub, the Company shall deliver to Parent and Merger Sub a certificate executed on behalf of the Company by the chief executive officer of the Company certifying that none of the conditions set forth in clauses (c), (d) and (e) above shall have occurred and be continuing at the Share Acceptance Time.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to such condition, and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in their sole and absolute discretion (except that the Minimum Condition may not be waived). Any reference in this Annex II or the Agreement to a condition or requirement being satisfied shall be deemed to be satisfied if such condition or requirement is so waived in accordance with the Agreement. The failure by Parent or Merger Sub at any time to exercise the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex II and not defined herein shall have the meanings set forth in the Agreement and Plan of Merger (the “Agreement”), dated as of May 16, 2011, by and among Stryker Corporation, Owl Acquisition Corporation and Orthovita, Inc.

Exhibit A

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

ORTHOVITA, INC.

1. The name of the corporation is Orthovita, Inc. (the “Corporation”).

2. The name of the Commercial Registered Office Provider is Corporation Service Company, Montgomery County.

3. The Corporation is incorporated under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “BCL”).

4. The Corporation’s board of directors shall have such number of members as determined from time to time by the Corporation’s board of directors.

5. The aggregate number of shares which the Corporation shall have authority to issue is 1,000 shares of common stock, $.01 par value per share.

6. The shareholders of the Corporation shall not have the right to cumulate their votes for the election of directors of the Corporation.

7. To the extent permitted by Section 1306(b) of the BCL, Section 1743 of the BCL shall not be applicable to the Corporation.

8. The Corporation reserves the right, from time to time, to amend, alter or repeal any provision contained in these Amended and Restated Articles of Incorporation in the manner now or hereafter provided by statute for the amendment of articles of incorporation.

IN TESTIMONY WHEREOF, these Amended and Restated Articles of Incorporation have been duly executed by the undersigned this              day of             , 2011.

ORTHOVITA, INC.

By:
Name:
Title:

Exhibit 2

TENDER AND VOTING AGREEMENT

TENDER AND VOTING AGREEMENT (this “Agreement”), dated as of May 16, 2011 by and among Stryker Corporation, a Michigan corporation (“Parent”), Owl Acquisition Corporation, a Delaware corporation and direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”), and [            ], a shareholder (“Shareholder”), of Orthovita, Inc., a Pennsylvania corporation (the “Company”).

WHEREAS, Shareholder is, as of the date hereof, the record and beneficial owner of the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, set forth opposite such Shareholder’s name on Schedule I hereto;

WHEREAS, Parent, Merger Sub and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides for Merger Sub to commence a tender offer (the “Offer”) for all of the issued and outstanding shares of the Common Stock and the merger of Merger Sub with and into the Company, with the Company surviving as a direct or indirect wholly-owned subsidiary of Parent (the “Merger”); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of the Shareholders.

Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

(a) Shareholder is the record and beneficial owner, or the beneficial owner, of the shares of Common Stock (together with any shares of Common Stock which such Shareholder may acquire at any time on or after the date hereof during the term of this Agreement, the “Shares”) set forth opposite Shareholder’s name on Schedule I to this Agreement. Schedule I lists separately all options, warrants or other rights to purchase Common Stock held by Shareholder (“Options”).

(b) Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(c) This Agreement has been validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Neither the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or by which Shareholder or Shareholder’s assets are bound. Except for compliance with the applicable provisions of Sections 13 and 16 of the Exchange Act, the consummation by Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Shareholder.

(e) The Shares owned, the certificates representing the Shares held of record, and, to the Shareholder’s knowledge, the certificates representing the Shares owned, but not held of record, by Shareholder are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a shareholder in respect of such Shares, except for any of the foregoing arising under this Agreement.

SECTION 2. Representations and Warranties of Parent and Merger Sub.

Each of Parent and Merger Sub hereby, jointly and severally, represents and warrants to Shareholder as follows:

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

(b) This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub, and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

SECTION 3. Tender of the Shares. Each Shareholder hereby agrees that unless this Agreement is terminated pursuant to Section 7 hereof, (a) Shareholder shall validly tender or cause to be validly tendered its Shares to Merger Sub pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer pursuant to Section 1.01 of the Merger Agreement, and (b) Shareholder shall not withdraw or cause to be withdrawn any of Shareholder’s Shares so tendered unless the Offer is terminated or the Offer has expired without Merger Sub purchasing all shares of Common Stock validly tendered in the Offer.

SECTION 4. Transfer of the Shares.

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Prior to the termination of this Agreement, except as otherwise provided herein, Shareholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares or any right or interest therein; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares; (d) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; (e) exercise, or give notice of an intent to exercise, any Options unless the Shares underlying such Options become subject to this Agreement upon such Option exercise; or (f) take any other action, other than in Shareholder’s capacity as an officer or director of the Company, that would in any way restrict, limit or interfere with the performance of Shareholder’s obligations hereunder or the transactions contemplated hereby.

SECTION 5. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Shareholder hereby irrevocably grants to, and appoints, Parent and any designee thereof, Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote the Shares, or to grant a consent or approval in respect of the Shares, in connection with any meeting of the shareholders of the Company or any action by written consent in lieu of a meeting of shareholders of the Company (i) in favor of the Merger or any other transaction pursuant to which Parent or Merger Sub proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which shareholders of the Company would receive consideration per share of Common Stock equal to or greater than the consideration to be received by such shareholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company.

(b) Shareholder represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes any such proxies.

(c) Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in Section 7 hereof, is intended to be irrevocable in accordance with the provisions of Section 1759 of the Pennsylvania Business Corporation Law. If for any reason the proxy granted herein is not irrevocable, then Shareholder agrees to vote Shareholder’s Shares as instructed by Parent in writing.

SECTION 6. Acquisition Proposals; Non-Solicitation. Shareholder shall not, directly or indirectly, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, any Takeover Proposal, (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any Person with respect to a Takeover Proposal or (iii) otherwise cooperate with

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or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations; provided, however, that nothing herein shall prevent Shareholder from acting in his or her capacity as an officer or director of the Company, or taking any action in such capacity (including at the direction of the Company Board), but only in either such case as and to the extent permitted by Section 5.02(b) of the Merger Agreement. Shareholder shall immediately cease participating in any solicitation, discussion or negotiation with any Person with respect to any actual or potential Acquisition Transaction.

SECTION 7. Termination. This Agreement shall terminate, and neither Parent nor Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms; provided, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 8(a), 8(e), 8(f), 8(j), 8(k), 8(l), and 8(n) of this Agreement shall survive the termination of this Agreement.

SECTION 8. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service, such as Federal Express (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to a Shareholder, at the address set forth below such Shareholder’s name on Schedule I hereto:

with a copy to (which shall not constitute notice):

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103-4196

Attention:	Richard A. Silfen, Esq.
Douglas P. Howard, Esq.

Fax No: (215) 689-4385

and

If to Parent or Merger Sub, to:

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

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Attention:	General Counsel

Fax No: (269) 385-2066

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Attention:	Charles W. Mulaney, Jr., Esq.
Richard C. Witzel, Jr., Esq.

Fax: (312) 407-8518

(b) Publication. Shareholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents (including all documents and schedules filed with the SEC) Shareholder’s identity and ownership of shares of Common Stock and the nature of Shareholder’s commitments, arrangements and understandings pursuant to this Agreement.

(c) Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

(d) Amendment, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(e) Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that until such time as this Agreement is validly terminated pursuant to the provisions of Section 7, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the District of Delaware or any other competent court of the State of Delaware (collectively, the “Delaware Courts”), this being in addition to any other remedy to which they are entitled at law or in equity. The pursuit of specific enforcement by either party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

(f) Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

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(g) Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, that Merger Sub may assign, in its sole and absolute discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly owned Subsidiary of Parent. No assignment (including an assignment to which the Company has consented) shall release Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(i) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to and does not confer upon any Person other than the parties any legal or equitable rights or remedies, whether as third party beneficiaries or otherwise.

(j) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY STATE OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THAT MANDATORY PROVISIONS OF THE BUSINESS CORPORATION LAW ARE APPLICABLE HERETO.

(k) Consent to Jurisdiction. Each of the parties hereto hereby (i) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Courts in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court, (iii) agrees that it will not bring any such action or proceeding in any court other than the Delaware Courts, (iv) agrees that any Claim in respect of any such action or proceeding may be heard and determined in any Delaware Court, (v) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any Delaware Court and (vi) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any Delaware Court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided

6

for notices in Section 8(a). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(l) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(l).

(m) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or portable document format (.PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(n) Action in Shareholder Capacity Only. Parent and Merger Sub acknowledge that Shareholder has entered into this Agreement solely in its capacity as the record and/or beneficial owner of the Shares and not in any capacity as a director or officer of the Company. Nothing herein shall limit or affect any actions taken by Shareholder or its Affiliates or designee, or require Shareholder or its Affiliates or designee to take any action, in each case, in his or her capacity as a director or officer of the Company, and any actions taken, or failure to take any actions, by such a director or officer in such capacity shall not be deemed to constitute a breach of this Agreement (it being understood that the matters that are the subject of Section 6 hereof are subject to Section 5.02 of the Merger Agreement as it relates to such director or officer in his or her capacity as such).

******

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IN WITNESS WHEREOF, Parent, Merger Sub and Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

STRYKER CORPORATION

By:
Name:
Title:

OWL ACQUISITION CORPORATION

By:
Name:
Title:

Name:

SCHEDULE

This schedule has been prepared pursuant to Instruction 2 to Item 601 of Regulation S-K. In accordance with such instruction, with respect to the form of Tender and Voting Agreement filed as Exhibit (d)(2) to this Schedule TO, this schedule sets forth the name of each shareholder named therein and the number of shares and options to purchase shares, and the total of shares and options to purchase shares, for such shareholder. Pursuant to the aforementioned instruction, Stryker Corporation will furnish to the U.S. Securities and Exchange Commission copies of the agreements omitted in accordance therewith upon request.

Shareholder	Number of Shares	Number of Shares Issuable Upon the Exercise of Options	Total
Christine J. Arasin	10,718	414,800	425,518

Scott Barry	13,150	28,000	41,150

Nancy C. Broadbent	105,000	583,200	688,200

Morris Cheston, Jr.	32,972	134,500	167,472

Theodore D. Clineff	7,041	273,028	280,069

Kevin B. Connolly	0	100,000	100,000

Antony Koblish	166,738	2,129,520	2,296,258

Michael J. Leonard	12,654	271,058	283,712

Jeffrey G. Marx	28,859	468,452	497,311

Mary Paetzold	26,792	146,583	173,375

Maarten Persenaire	93,462	756,943	850,405

Christopher H. Smith	33,351	762,164	795,515

Paul Thomas	14,100	67,000	81,100

William E. Tidmore, Jr.	14,100	67,000	81,100

Paul T. Touhey, Jr.	39,272	77,000	116,272

Exhibit 3

Execution Version

TENDER AND VOTING AGREEMENT

TENDER AND VOTING AGREEMENT (this “Agreement”), dated as of May 16, 2011 by and among Stryker Corporation, a Michigan corporation (“Parent”), Owl Acquisition Corporation, a Delaware corporation and direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Essex Woodlands Health Ventures Fund VII, L.P., a shareholder (“Shareholder”), of Orthovita, Inc., a Pennsylvania corporation (the “Company”).

WHEREAS, Shareholder is, as of the date hereof, the record and beneficial owner of the number of shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, set forth opposite such Shareholder’s name on Schedule I hereto;

WHEREAS, Parent, Merger Sub and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides for Merger Sub to commence a tender offer (the “Offer”) for all of the issued and outstanding shares of the Common Stock and the merger of Merger Sub with and into the Company, with the Company surviving as a direct or indirect wholly-owned subsidiary of Parent (the “Merger”); and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and as an inducement and in consideration therefor, Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Representations and Warranties of the Shareholders.

Shareholder hereby represents and warrants to Parent and Merger Sub as follows:

(a) Shareholder is the record and beneficial owner, or the beneficial owner, of the shares of Common Stock (together with any shares of Common Stock which such Shareholder may acquire at any time on or after the date hereof during the term of this Agreement, the “Shares”) set forth opposite Shareholder’s name on Schedule I to this Agreement. Schedule I lists separately all options, warrants or other rights to purchase Common Stock held by Shareholder (“Options”).

(b) Shareholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

(c) This Agreement has been validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Neither the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or by which Shareholder or Shareholder’s assets are bound. Except for compliance with the applicable provisions of Sections 13 and 16 of the Exchange Act, the consummation by Shareholder of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Shareholder.

(e) The Shares owned, the certificates representing the Shares held of record, and, to the Shareholder’s knowledge, the certificates representing the Shares owned, but not held of record, by Shareholder are now, and at all times during the term hereof will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a shareholder in respect of such Shares, except for any of the foregoing arising under this Agreement.

SECTION 2. Representations and Warranties of Parent and Merger Sub.

Each of Parent and Merger Sub hereby, jointly and severally, represents and warrants to Shareholder as follows:

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

(b) This Agreement has been duly authorized, executed and delivered by each of Parent and Merger Sub, and constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

SECTION 3. Tender of the Shares. Each Shareholder hereby agrees that unless this Agreement is terminated pursuant to Section 7 hereof, (a) Shareholder shall validly tender or cause to be validly tendered its Shares to Merger Sub pursuant to the Offer as promptly as practicable, and in any event no later than the tenth business day following the commencement of the Offer pursuant to Section 1.01 of the Merger Agreement, and (b) Shareholder shall not withdraw or cause to be withdrawn any of Shareholder’s Shares so tendered unless the Offer is terminated or the Offer has expired without Merger Sub purchasing all shares of Common Stock validly tendered in the Offer.

SECTION 4. Transfer of the Shares.

Prior to the termination of this Agreement, except as otherwise provided herein, Shareholder shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares or any right or interest therein; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares; (d) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; (e) exercise, or give notice of an intent to exercise, any Options unless the Shares underlying such Options become subject to this Agreement upon such Option exercise; or (f) take any other action that would in any way restrict, limit or interfere with the performance of Shareholder’s obligations hereunder or the transactions contemplated hereby.

SECTION 5. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Shareholder hereby irrevocably grants to, and appoints, Parent and any designee thereof, Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Shareholder, to vote the Shares, or to grant a consent or approval in respect of the Shares, in connection with any meeting of the shareholders of the Company or any action by written consent in lieu of a meeting of shareholders of the Company (i) in favor of the Merger or any other transaction pursuant to which Parent or Merger Sub proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which shareholders of the Company would receive consideration per share of Common Stock equal to or greater than the consideration to be received by such shareholders in the Offer and the Merger, and/or (ii) against any action or agreement which would impede, interfere with or prevent the Merger, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company.

(b) Shareholder represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes any such proxies.

(c) Shareholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in Section 7 hereof, is intended to be irrevocable in accordance with the provisions of Section 1759 of the Pennsylvania Business Corporation Law. If for any reason the proxy granted herein is not irrevocable, then Shareholder agrees to vote Shareholder’s Shares as instructed by Parent in writing.

SECTION 6. Acquisition Proposals; Non-Solicitation. Shareholder shall not, directly or indirectly, (i) solicit, initiate, encourage (including by way of providing information) or induce the submission or announcement of any inquiries, proposals or offers or any other efforts or attempts that constitute, or could reasonably be expected to lead to, any Takeover Proposal, (ii) enter into, continue, participate or engage in any discussions or negotiations with, or furnish any information to, any Person with respect to a Takeover Proposal or (iii) otherwise cooperate with or assist or participate in, or facilitate or take any action that could reasonably be expected to facilitate, any such inquiries, proposals, offers, discussions or negotiations. Shareholder shall immediately cease participating in any solicitation, discussion or negotiation with any Person with respect to any actual or potential Acquisition Transaction.

SECTION 7. Termination. This Agreement shall terminate, and neither Parent nor Shareholder shall have any rights or obligations hereunder and this Agreement shall become null and void and have no effect upon the earlier to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms; provided, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement. Notwithstanding the foregoing, Sections 8(a), 8(e), 8(f), 8(j), 8(k), 8(l), and 8(n) of this Agreement shall survive the termination of this Agreement.

SECTION 8. Miscellaneous.

(a) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service, such as Federal Express (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to a Shareholder, at the address set forth below such Shareholder’s name on Schedule I hereto:

with a copy to (which shall not constitute notice):

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103-4196

Attention:	Richard A. Silfen, Esq.
Douglas P. Howard, Esq.

Fax No: (215) 689-4385

and

If to Parent or Merger Sub, to:

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

Attention:	General Counsel

Fax No: (269) 385-2066

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

Attention:	Charles W. Mulaney, Jr., Esq.
Richard C. Witzel, Jr., Esq.

Fax: (312) 407-8518

(b) Publication. Shareholder hereby permits Parent and Merger Sub to publish and disclose in the Offer Documents (including all documents and schedules filed with the SEC) Shareholder’s identity and ownership of shares of Common Stock and the nature of Shareholder’s commitments, arrangements and understandings pursuant to this Agreement.

(c) Further Actions. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things necessary to effectuate this Agreement.

(d) Amendment, Waivers, etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by each of the parties hereto. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

(e) Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that until such time as this Agreement is validly terminated pursuant to the provisions of Section 7, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the District of Delaware or any other competent court of the State of Delaware (collectively, the “Delaware Courts”), this being in addition to any other remedy to which they are entitled at law or in equity. The pursuit of specific enforcement by either party will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

(f) Capitalized Terms. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

(g) Entire Agreement. This Agreement (together with the Merger Agreement, to the extent referred to herein) constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void; provided, however, that Merger Sub may assign, in its sole and absolute discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any direct or indirect wholly owned Subsidiary of Parent. No assignment (including an assignment to which the Company has consented) shall release Parent of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

(i) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to and does not confer upon any Person other than the parties any legal or equitable rights or remedies, whether as third party beneficiaries or otherwise.

(j) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY STATE OTHER THAN THE STATE OF DELAWARE, EXCEPT TO THE EXTENT THAT MANDATORY PROVISIONS OF THE BUSINESS CORPORATION LAW ARE APPLICABLE HERETO.

(k) Consent to Jurisdiction. Each of the parties hereto hereby (i) irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Courts in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Delaware Court, (iii) agrees that it will not bring any such action or proceeding in any court other than the Delaware Courts, (iv) agrees that any Claim in respect of any such action or proceeding may be heard and determined in any Delaware Court, (v) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any Delaware Court and (vi) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any Delaware Court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8(a). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(l) Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(l).

(m) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or portable document format (.PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

(n) Action in Shareholder Capacity Only. Parent and Merger Sub acknowledge that Shareholder has entered into this Agreement solely in its capacity as the record and/or beneficial owner of the Shares and not in any capacity as a director or officer of the Company. Nothing herein shall limit or affect any actions taken by Shareholder or its Affiliates or designee, or require Shareholder or its Affiliates or designee to take any action, in each case, in his or her capacity as a director or officer of the Company, and any actions taken, or failure to take any actions, by such a director or officer in such capacity shall not be deemed to constitute a breach of this Agreement (it being understood that the matters that are the subject of Section 6 hereof are subject to Section 5.02 of the Merger Agreement as it relates to such director or officer in his or her capacity as such).

******

IN WITNESS WHEREOF, Parent, Merger Sub and Shareholder have caused this Agreement to be duly executed and delivered as of the date first written above.

SHAREHOLDER

ESSEX WOODLANDS HEALTH VENTURES FUND VII, L.P.

By:	Essex Woodlands Health Ventures VII, L.P., Its General Partner
By:	Essex Woodlands Health Ventures VII, L.L.C., Its General Partner

By:	/s/ MARTIN P. SUTTER
	Name:	Martin P. Sutter
	Title:	Managing Director

[Signature Page to Tender and Voting Agreement]

STRYKER CORPORATION

By:	/s/ STEPHEN P. MACMILLAN
	Name:	Stephen P. MacMillan
	Title:	Chairman, President and Chief Executive Officer

OWL ACQUISITION CORPORATION

By:	/s/ MICHAEL P. MOGUL
	Name:	Michael P. Mogul
	Title:	President

[Signature Page to Tender and Voting Agreement]

SCHEDULE I

Name and Address	Shares	Options	Total Shares + Options
Essex Woodlands Health Ventures Fund VII, L.P. 717 Fifth Ave., 14th Floor New York, NY 10022	9,633,139		9,633,139

Exhibit 4

January 18, 2011

Bryant Zanko

Vice President, Business Development

Stryker Corporation

2725 Fairfield

Road Kalamazoo, MI 49002

Dear Bryant:

You have requested information regarding Orthovita, Inc. (the “Company”, “us” or “we”) in connection with your consideration of a possible negotiated transaction with the Company (a “Possible Transaction”). For purposes of this agreement, the term “Company” includes the Company and its subsidiaries taken as a whole or any business or businesses thereof. In consideration of our furnishing you with the Evaluation Materials (as defined below) you agree as follows:

Confidentiality of Evaluation Materials

You will treat confidentially any information (whether written or oral) that either we or our financial advisor, J.P. Morgan Securities LLC (the “Financial Advisor”), or our other representatives furnish to you in connection with a Possible Transaction involving the Company, whether furnished before or after the date of this agreement and regardless of the manner in which it is furnished, together with analyses, compilations, studies or other documents prepared by you, or by your representatives (as defined hereinafter) which contain or otherwise reflect such information or your review of, or interest in, the Company (collectively, the “Evaluation Materials”).

The term “Evaluation Materials” includes information furnished to you orally or in writing (whatever the form or storage medium) or gathered by inspection, and regardless of whether such information is specifically identified as “confidential” including, but not limited to, all conversations, meetings, negotiations, discussions, internal memoranda, documents and notes involving the Company and the Possible Transaction. The term “Evaluation Materials” does not include information which (i) is or becomes generally available to you or the public other than as a result of a disclosure by you or your representatives, (ii) was or becomes available to you on a non-confidential basis from a source other than the Company or its representatives, provided that to your knowledge, after due inquiry, such source is not prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation to the Company or its representatives or (iii) is independently developed by you without violating your obligations hereunder.

Use of Evaluation Materials

You will not use any of the Evaluation Materials for any purpose other than the exclusive purpose of evaluating a Possible Transaction. Except as required by law, you and your representatives will keep the Evaluation Materials confidential; provided, however, that (i) such information may be disclosed to those of your directors, officers, employees, affiliates, agents and representatives (including attorneys, accountants and financial advisors), lenders and other sources of debt financing (collectively, “your representatives”) who need to know such information for the purpose of evaluating a Possible Transaction between you and the Company (it being understood that your representatives shall be informed by you of the confidential nature of such information and shall be directed by you to treat such information as confidential in accordance with this agreement and shall be under obligations of confidentiality with respect to such information) and (ii) any other disclosure of such information may only be made if the Company consents in writing prior to any such disclosure. Without limiting the generality of the foregoing, in the event that a Possible Transaction is not consummated, neither you nor your representatives shall use any of the Evaluation Materials for any purpose. You will be responsible for any breach of this agreement by you or your representatives.

You hereby acknowledge that the Company is a publicly traded company. You further hereby acknowledge that you are aware, and that you will advise your representatives who are informed as to the matters which are the subject of this agreement, that the United States securities laws prohibit any person who has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

If you become aware of any unauthorized disclosure or use of any Evaluation Materials, you hereby covenant to promptly notify the Company. Moreover, upon the request of the Company, you shall cooperate in assisting the Company in terminating or preventing any third parties from disseminating or using the Evaluation Materials.

In the event that you or any of your representatives receive a request or are required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the Evaluation Materials, you or your representatives, as the case may be, hereby agree to (i) immediately notify the Company of the existence, terms and circumstances surrounding such request, (ii) unless to the extent legally impracticable, consult with the Company on the advisability of taking legally available steps to resist or narrow such request and (iii) unless to the extent legally impracticable, afford the Company with the opportunity to seek a protective order or other appropriate remedy. If your or your representatives’ counsel advises that you or your representatives are legally compelled to disclose the Evaluation Materials to any person, (i) you or your representatives, as the case may be, may, without liability hereunder, disclose to such person only that portion of the Evaluation Materials which your counsel advised you is legally required to be disclosed. You agree to cooperate with the Company, at the Company’s expense, to obtain assurance that confidential treatment will be accorded such Evaluation Materials.

Non-Disclosure

The disclosure of your possible interest in a Possible Transaction could have a material adverse effect on the Company and its business if for any reason an agreement of purchase and sale is not consummated or a disclosure is made prior to the closing of a Possible Transaction. Accordingly, unless required by applicable law or regulatory authority, you agree that prior to the closing of a Possible Transaction, without the prior written consent of the Company, you will not, and you will direct your representatives not to, disclose to any person the fact that the Evaluation Materials have been made available to you, discussions or negotiations have taken or are taking place concerning a Possible Transaction between the Company and you or any of the terms, conditions or other facts with respect to any such Possible Transaction, including the status thereof, The term “person” as used in this agreement shall be broadly interpreted to include, without limitation, the media, any corporation or limited liability company, the Company, governmental agency or body, stock exchange, partnership, association or individual.

Ownership and Return of Evaluation Materials

All Evaluation Materials disclosed by or on behalf of the Company shall be and shall remain in the property of the Company. Upon the Company’s request, you shall promptly deliver to the Company or destroy all written Evaluation Materials without retaining, in whole or in part, any copies, extracts or other reproductions (whatever the form or storage medium) of such materials, and shall certify the delivery or destruction, as applicable, of all such materials in writing to the Company; provided that economic analyses, privileged communication with your counsel and other proprietary documentation shall not be required to be delivered to the Company but shall be destroyed as set forth in this sentence and provided further that you may retain one copy of the Evaluation Materials in a secure location within your Legal Department. Notwithstanding the return or destruction of the Evaluation Materials, you and your representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

No Unauthorized Contact or Solicitation

During the course of your evaluation, all inquiries and other communications are to be made directly to the Financial Advisor or employees or representatives of the Company specified by the Financial Advisor. Accordingly, except as set forth in the preceding sentence, you agree not to directly or indirectly contact or communicate with any executive or other employee of the Company (in their capacities as officers or employees of the Company) concerning a Possible Transaction, or to seek any information in connection therewith from such person, without the express written consent of the Financial Advisor. You also agree not to discuss with or offer to any third party any equity participation in a Possible Transaction or any other form of joint acquisition by you and such third party without the prior written consent of the Company.

Without the Company’s prior written consent, you will not for a period of eighteen months after the date of this agreement directly or indirectly solicit for employment any person who is now employed by the Company in an executive-level position, or any person who is now employed by the Company in a management-level position at the Company’s headquarters in Malvern, Pennsylvania, provided that you are not prohibited from employing any such person who contacts you on his or her own initiative and without any direct or indirect solicitation by you and the term “solicit for employment” shall not be deemed to include general solicitations of employment not specifically directed toward employees of the Company.

Standstill

You agree that until eighteen months after the date of this agreement, you will not without the prior approval of the Board of Directors of the Company (i) acquire or make any proposal to acquire any securities or property of the Company or to acquire any ability to exercise voting or dispositive power with respect to any securities of the Company, (ii) propose to enter into any merger or business combination involving the Company or purchase a material portion of the assets of the Company, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company, (iv) form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with respect to any voting securities of the Company, (v) otherwise act or seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing or (vii) take any action which might require the Company to make a public announcement regarding the possibility of a business combination or merger. You also agree during such period not to request the Company (or its directors, officers, employees, agents or representatives) to amend or waive any provision of this paragraph unless specifically invited to do so by the Board of Directors of the Company. Notwithstanding the restrictions in this paragraph, after the Company has announced that it has entered into a definitive written agreement with a third party with respect to a business combination transaction that, if consummated, would result in a transfer of corporate control of the Company, you may make an acquisition proposal to the Company’s Board of Directors.

No Representation or Warranty

You acknowledge and agree that none of the Company, the Financial Advisor, or any of their respective representatives or agents is making any representation or warranty, expressed or implied, as to the accuracy or completeness of the Evaluation Materials, and none of the Company, the Financial Advisor, or any of their respective representatives or agents, nor any of their respective officers, directors, employees, representatives, stockholders, owners, affiliates, advisors or agents, will have any liability to you or any other person resulting from the use of Evaluation Materials by you or any of your representatives. Furthermore, nothing contained herein shall constitute an obligation on the part of the Company, the Financial Advisor, or any of their respective representatives or agents to provide Evaluation Materials or to update any Evaluation Materials provided hereunder. Only those representations or warranties that are made to you in a definitive agreement for the Possible Transaction (“Definitive Agreement”) when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect. For purposes of this agreement, the term “Definitive Agreement” does not include an executed non-binding letter of intent or any other non-binding written agreement, nor does it include any oral acceptance of an offer or bid by you.

You also acknowledge and agree that no contract or agreement providing for the sale of the Company or any interest in the Company shall be deemed to exist between you and the Company unless and until a Definitive Agreement has been executed and delivered by you and each of the other parties thereto, and you hereby waive, in advance, any claims (including, without limitation, breach of contract) in connection with the sale of the Company or any interest in the Company unless and until a Definitive Agreement has been executed and delivered by you and each of the other parties thereto. You also agree that unless and until a Definitive Agreement between the Company and you with respect to the acquisition of the Company or any interest in the Company has been executed and delivered by you and each of the other parties thereto, there shall not be any legal obligation of any kind whatsoever with respect to any such transaction by virtue of this agreement or any other written or oral expression with respect to such transaction except, in the case of this agreement, for the matters specifically agreed to herein.

You further understand and agree that (i) the Company and the Financial Advisor shall be free to conduct any process for the sale of the Company or any interest in the Company as they in their sole discretion shall determine (including, without limitation, negotiating with any prospective counterparty and entering into a Definitive Agreement without prior notice to you or to any other person), (ii) any procedures relating to such sale may be changed at any time without notice to you or any other person and (iii) you shall not have any claims whatsoever against the Company, the Financial Advisor or any of their respective directors, officers, employees, stockholders, owners, affiliates, agents or representatives arising out of or relating to a Possible Transaction involving the Company. You further understand and agree that the Company reserves the right, in its sole discretion, to reject any and all proposals made by you or any of your representatives with regard to any Possible Transaction, and to terminate discussions and negotiations with you at any time. Neither this paragraph nor any other provision in this agreement can be waived or amended except by written consent of the Company, which consent shall specifically refer to this paragraph (or such provision) and explicitly make such waiver or amendment.

Legal Remedy

You understand and agree that money damages would not be a sufficient remedy for any breach of this agreement by you or your representatives and that the Company will be entitled to specific performance and injunctive relief as remedies for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this agreement by you or your representatives but shall be in addition to all other remedies available at law or equity. In the event of litigation relating to this agreement, if a court of competent jurisdiction determines that you or your representatives have breached this agreement, then you shall reimburse the Company for its reasonable legal fees and expenses incurred in connection with such litigation, including any appeals therefrom. Similarly, if a court of competent jurisdiction determines that you and/or your representatives did not breach this agreement, then the Company shall reimburse you and/or your representatives for your reasonable legal fees and expenses incurred in connection with such litigation, including any appeals therefrom.

Other

This agreement constitutes the entire agreement between the parties hereto regarding the subject matter hereof. This agreement may be changed only by a written agreement signed by the parties hereto or their authorized representatives.

To the extent that any Evaluation Material may include materials subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, you and the Company understand and agree that you and the Company have a commonality of interest with respect to such matters and it is the Company’s and your desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material provided that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this agreement, and under the joint defense doctrine.

If any term or provision of this agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

The parties understand and agree that no failure or delay by the other party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any right, power or privilege hereunder.

This agreement shall be governed by and construed in accordance with the laws of the State of New York. You also hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of New York and the United States of America, in each case located in the County of New York, for any actions, suits or proceedings arising out of or relating to this agreement and the transactions contemplated hereby (and you agree not to commence any action, suit or proceeding relating thereto except in such courts, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court). You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement or the transactions contemplated hereby, in the courts of the State of New York or the United States of America, in each case located in the County of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

This agreement shall terminate two years after the date hereof.

If you are in agreement with the foregoing, please sign and return one copy of this agreement, it being understood that all counterpart copies will constitute but one agreement with respect to the subject matter of this letter.

Very truly yours,
ORTHOVITA, INC.
By:	/s/ Antony Koblish
Antony Koblish
President and Chief Executive Officer

Accepted and agreed to as of the date hereof:

Stryker Corporation

By:	/s/ Bryant Zanko
Bryant Zanko
Vice President, Business Development

February 25, 2011

Bryant Zanko

Vice President, Business Development

Stryker Corporation

2725 Fairfield Road

Kalamazoo, MI 49002

Dear Bryant:

Reference is made to that certain letter agreement dated as of January 18, 2011 (the “Agreement”) by and between Orthovita, Inc. (the “Company”) and Stryker Corporation (“Stryker”) in connection with Stryker’s consideration of a possible negotiated transaction with the Company. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Agreement.

In order for Stryker to receive access to a substantial amount of diligence information regarding the Company as part of the next phase of the process contemplated under the Agreement, the Company requires Stryker to amend the Agreement in order to extend the confidentiality period thereunder applicable to trade secrets.

Accordingly, the sentence on the last page of the Agreement that states, “This agreement shall terminate two years after the date hereof,” is amended and restated in its entirety to read as follows:

“This agreement shall terminate two years after the date hereof, provided that the obligations set forth under Use of Evaluation Materials insofar as they relate to the use and disclosure of a trade secret shall continue for so long as such trade secret continues to be a trade secret as defined under 18 U.S.C. §1839(3)(A), (B) (1996), and only if the Company identified the general subject matter of such trade secret to you in writing prior to disclosure to you and gave you the opportunity to decline receipt of such trade secret. Neither the foregoing nor the restrictions in this agreement applicable to trade secrets is intended to preclude you from using residual knowledge retained in intangible form in the unaided memories of your directors, employees, contractors and advisors as a result of exposure to the Company’s Evaluation Material. The Company acknowledges that you may have in conception or development technology that may be very similar or even identical to the Company’s trade secrets disclosed as part of the Evaluation Material.”

Except as specifically provided herein all other terms and conditions of the Agreement shall remain unchanged and in full force and effect.

If you are in agreement with the foregoing, please sign and return one copy of this amendment to the Agreement, it being understood that all counterpart copies will constitute but one agreement with respect to the subject matter of this letter.

Very truly yours,

ORTHOVITA, INC.

By:	Antony Koblish
Antony Koblish
President and Chief Executive Officer

Accepted and agreed to as of the date hereof:

Stryker Corporation

By:	Bryant Zanko

Bryant Zanko
Vice President, Business Development

CONFIDENTIALITY AGREEMENT

THIS CONFIDENTIALITY AGREEMENT (“Agreement”) is made as of April 27, 2011 by and among Stryker Corporation, a Michigan corporation (collectively with its subsidiaries and Affiliates, “Stryker”); King & Spalding LLP (“K&S”) and Lerner, David, Littenberg, Krumholz & Mentlik LLP (“LDLKM”), counsel to Stryker (collectively, lithe Stryker Advisors”); and Orthovita, Inc., a Pennsylvania corporation (collectively with its subsidiaries and Affiliates, “Orthovita”) (all heretofore named parties are collectively referred to herein as the “Parties”).

RECITALS

WHEREAS, Stryker and Orthovita are exploring a possible business relationship, arrangement or transaction with each other (the “Possible Transaction”);

WHEREAS, Stryker and Orthovita entered into a January 18, 2011 letter agreement relating to confidentiality, as amended February 25, 2011 (the “Existing Confidentiality Agreement”);

WHEREAS, Stryker has retained the Stryker Advisors to provide legal assistance in connection with the Possible Transaction (the “Evaluation”);

WHEREAS, the Parties wish to facilitate the provision by Orthovita of information and materials to the Stryker Advisors, but also desire to ensure that appropriate safeguards and restrictions are followed with respect to the transmittal of any such information and materials to the Stryker Advisors.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.         In order to permit Stryker to conduct the Evaluation, Orthovita or its employees, officers, or other representatives will provide to the Stryker Advisors, orally, in writing, or by other means, the Trade Secret Information (as defined below). The Stryker Advisors agree that they will use the Trade Secret Information only for the purposes of the Evaluation and will not share with Stryker or any other person any Trade Secret Information except in accordance with the terms of this Agreement or as authorized in advance in writing by Orthovita or its representative.

2.         As used in this agreement, the term “Trade Secret Information” means information or materials that have, are related to or reflecting (A) collagen processing techniques pertaining to medical grade collagen, Vitagel, Vitastat and other hemostat products, (B) details of the composition of, exact formulations of raw materials, quality assurance test release criteria and manufacturing processes for Vitoss, Vitoss BA, Vitoss Foam Products, Vitoss Flowable Products, Vitoss Elemental, Vitoss BA Bimodal, Vitoss BA2X, Vitagel, Vitastat and BA PEEK, (C) exact method of making combeite (heat-treated bioactive glass), (D) sileanation of bioactive glass (currently used in Cortoss), (E) details of the Cortoss formulation and manufacturing process.

Trade Secret Information shall not include, however, information that (i) is or has been made available to Stryker by Orthovita or its representatives (provided that this subsection (i) shall not apply to Trade Secret Information made available to Stryker by the Stryker Advisors), (ii) is or becomes available to the public other than as a result of disclosure in breach of this Agreement, or (iii) is or becomes available to Stryker or the Stryker Advisors from a source other than Orthovita or its representatives, provided that, to the best of Stryker’s or a Stryker Advisor’s knowledge, such source is in lawful possession of such information and is not bound by any agreement with Orthovita to keep such information confidential, or otherwise prohibited from transmitting such information to Stryker or any Stryker Advisor.

3.         Nothing in this Agreement shall (i) prohibit the Stryker Advisors from conducting investigations based on the Trade Secret Information, provided that no source of information under such investigation is known by Stryker or any Stryker Advisor, to the best of its knowledge, to be bound by any agreement with Orthovita to keep such information confidential, and otherwise is not prohibited from transmitting such information to Stryker or any Stryker Advisor, (ii) prohibit the Stryker Advisors from advising Stryker regarding the Stryker Advisors’ opinions based on their investigations, and the general reasons for its opinions, about any matters for which the Stryker Advisors are engaged to advise Stryker, or (iii) require the Stryker Advisors to obtain prior review or approval from Orthovita before rendering such opinions to Stryker.

4.         The Stryker Advisors shall not disclose Trade Secret Information to any third party, including a third party consultant engaged to assist in the Evaluation (a “Consultant”) unless, prior to any such disclosure, such Consultant agrees in writing to be bound by the terms of this Agreement, the Stryker Advisors notify Orthovita of the identity of such Consultant and Orthovita approves in writing the disclosure of Trade Secret Information to such Consultant.

5.         To the extent that Stryker inadvertently receives information, whether oral or written, that it reasonably believes constitutes, contains, or discloses Trade Secret Information, Stryker shall: (i) promptly report such receipt to Orthovita; and (ii) promptly turn over all originals and copies (including all electronic copies in any media) of such Trade Secret Information, to the extent it is written, to Orthovita. If confirmed to be Trade Secret Information, Stryker agrees to maintain such Trade Secret Information in confidence so long as it remains a trade secret. If not confirmed to be Trade Secret Information, Orthovita shall return all materials turned over by Stryker to the extent that the Evaluation is ongoing.

6.         Upon the request of Orthovita or its representative, and within two (2) weeks after such request (unless another time frame is agreed to in writing by the Parties), the Stryker Advisors shall return all originals and copies of any Trade Secret Information (including all electronic copies in any media) to Orthovita and shall destroy all notes, hard copies and electronic copies, that contain or disclose Trade Secret Information, and shall certify as to such destruction to Orthovita in writing.

7.         Each of Stryker and the Stryker Advisors acknowledges that money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damage that may be suffered in the event that this Agreement is breached and other factors, including irreparable injury to Orthovita. Therefore, Orthovita shall be entitled to such equitable relief as may be appropriate, including an injunction and specific performance, in the event of any breach of the provisions of this Agreement by any other Party, in addition to all other remedies available to Orthovita at law or in equity.

8.

(a)         This Agreement and all disputes or controversies arising out of or relating to 2 or seeking to enforce this Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles.

(b)         TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, THE PARTIES HERETO HEREBY WAIVE AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT TO ANY CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 8(b) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

9.         Nothing herein shall preclude the Stryker Advisors from disclosing any Trade Secret Information, to the extent required by applicable law or valid subpoena provided that, with respect to each of the foregoing and: (i) the Stryker Advisors shall notify Orthovita of the existence, terms and circumstances surrounding such disclosure as far in advance as is reasonably practicable and consult with Orthovita on the advisability of taking steps available under applicable law to resist or narrow the scope of any such compelled disclosure, (ii) the Stryker Advisors shall reasonably cooperate with Orthovita in taking any such steps to resist or narrow the scope of any such disclosure as may be requested by Orthovita, (iii) the Stryker Advisors shall exercise their reasonable best efforts to provide such information on a confidential basis or obtain an order or other assurance that confidential treatment will be accorded to such information, and (iv) the Stryker Advisors shall exercise their reasonable best efforts to permit Orthovita or its counsel, at Orthovita’s expense, to attend all depositions and other proceedings pertaining to such disclosure.

10.         The Parties hereby agree that this Agreement shall not be construed in any manner to be an obligation to proceed with the Proposed Transaction.

11.         Orthovita shall not use the disclosure of the Trade Secret Information to the Stryker Advisors to disqualify the Stryker Advisors from representing Stryker in any matter.

12.         This Agreement may be executed in one or more counterparties, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same agreement.

13.         All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been duly given if (i) delivered personally to the recipient, (ii) sent to the recipient by reputable express courier service (charges prepaid) or mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, or (iii) transmitted by telecopy to the recipient with a confirmation copy to follow the next day to be delivered by overnight carrier. Date of service of such notice shall be (A) the date such notice is personally delivered, (B) three days after the date of mailing if sent by certified or registered mail, (C) the next business day after the date of delivery to the overnight courier if sent by overnight courier or (D) the next business day after the date of transmittal by telecopy. Such notices, demands and other communications shall be sent to the addresses indicated below or to such other address or to the attention of such other person as the recipient Party has specified by prior written notice to the sending Party.

    (a)     if to Stryker, to

             Stryker Corporation

             325 Corporate Drive

             Mahwah, NJ 07430

             Attention: Legal Department, Stryker Orthopaedics

             Facsimile: (201) 831-4704

             with a copy to:

             King & Spalding LLP

             1700 Pennsylvania Avenue, NW

             Washington, DC 20006

             Attention: Pamela F. Forrest

             Facsimile: (202) 626-3737

             and to:

             Lerner, David, Littenberg, Krumholz & Mentlik LLP

             600 South Avenue West

             Westfield, N.J. 07090

             Attention: Keith E. Gilman

             Facsimile: (908) 654-7866 (b)

(b)         if to Orthovita, to:

             Orthovita, Inc.

             77 Great Valley Parkway

             Malvern, PA 19355

             Attention: General Counsel

             Facsimile: (610) 640-2603

14.

(a)         No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a wavier thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(b)         This Agreement and the Existing Confidentiality Agreement (which shall remain in full force and effect) embody the entire agreement and understanding of the Parties with respect to the subject matter hereof and supersede all prior discussions, negotiations, agreements and understandings among the Parties with respect to the subject matter hereof and thereof.

(c)         This Agreement supplements but does not replace or supersede any prior agreements between the Parties relating to the exchange of confidential information in connection with the Possible Transaction, including the Existing Confidentiality Agreement.

(d)         This Agreement may be amended only by a writing signed by all Parties hereto.

(e)         No Party may assign this Agreement or any of its rights hereunder without the written consent of the other Parties, without the prior express written approval of the other Parties. This Agreement shall be binding and inure to the benefit of the Parties, and their respective successors and assigns.

15.         For purposes of this Agreement, “Affiliate(s)” means, as to any person(s) or entity(ies), that directly or indirectly through on or more intermediaries, controls, is controlled by, or is under common control with, person(s) or entity(ies). Each Party shall cause each of its controlled Affiliates to comply with the terms of this Agreement as if such controlled Affiliate were a Party hereto.

16.         If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by applicable law

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first written above.

STRYKER CORPORATION		ORTHOVITA, INC.

By:	/s/ Bryant Zanko	By:	Antony Koblish
	Name: Bryant Zanko		Name: Antony Koblish
	Title: VP Business Development		Title: President and CEO

KING & SPALDING LLP		LERNER DAVID LITTENBERG KRUMHOLZ & MENTLIK LLP

By:	/s/ Pamela F. Forest	By:	/s/ Keith E. Gilman
	Name: Pamela F. Forest		Name: Keith E. Gilman
	Title: Partner		Title: Partner

May 8, 2011

Bryant Zanko

Vice President, Business Development

Stryker Corporation

2723 Fairfield Road

Kalamazoo, MI 49002

Dear Bryant:

Reference is made to that certain letter agreement dated as of January 18, 2011 by and between Orthovita, Inc. (the “Company”) and Stryker Corporation (“Stryker”), as amended on February 25, 2011 (the “Agreement”). Capitalized terms used herein are not otherwise defined herein shall have the meanings given to them in the Agreement.

Stryker has requested that Orthovita disclose certain trade secrets to certain of its employees (the “Stryker Trade Secret Recipients” as set forth below) as part of the evaluation of a possible negotiated transaction between the parties. By execution and delivery of this letter, Stryker agrees that the Stryker Trade Secret Recipients may receive access to the trade secrets described below, which trade secrets are included within the definition of Evaluation Materials under the Agreement:

Information or materials that have, are related to or reflect processing techniques pertaining to pepsinized, soluable collagen and/or pepsinized, soluable collagen in solution with thrombin.

The “Stryker Trade Secret Recipients” are William Cymbaluk, Vice President of Clinical/Quality/Regulatory Affairs; Anthony Faucette, Sr. Manager, Sterilization Sciences; Rod Barker, Sr., Clinical Sciences Manager; and Leisel Masson, Sr. Microbiologist.

Stryker further agrees that it shall inform the Stryker Trade Secret Recipients of the confidential nature of the trade secrets described herein and shall be directed by Stryker, and shall have agreed or shall otherwise be bound by an obligation, to treat such information confidential in accordance with the Agreement.

Except as specifically provided herein all other terms and condition of the Agreement shall remain unchanged and in full force and effect.

If you are in agreement with the foregoing, please sign and return one copy of this letter.

Very truly yours,
ORTHOVITA, INC.
By:	/s/ Antony Koblish
Antony Koblish
President and Chief Executive Officer

Accepted and agreed to as of the date hereof:

Stryker Corporation

By:	/s/ Bryant Zanko
Bryant Zanko
Vice President, Business Development

Exhibit 5

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of Orthovita, Inc. is being filed on behalf of each of the undersigned under the Securities Exchange Act of 1934, as amended. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: May 26, 2011

STRYKER CORPORATION
by	/s/ Curt R Hartman
Name: Curt R Hartman
Title: Vice President, Chief Financial
Officer

OWL ACQUISITION CORPORATION
by	/s/ Wayne D. Dahlberg
Name: Wayne D. Dahlberg
Title: Vice President, Finance